As confidentially submitted to the Securities and Exchange Commission on July 18, 2023
This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bally’s Chicago, Inc.
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	7011 (Primary Standard Industrial Classification Code Number)	88-2870098 (I.R.S. Employer Identification No.)
100 Westminster Street
Providence, RI 02903
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ameet Patel
640 N LaSalle, Suite 460
Chicago, IL 60654
(401) 475-8474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Sony Ben-Moshe, Esq. Senet Bischoff, Esq. John Slater, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Oscar David, Esq. R. Cabell Morris, Esq. Timothy Kincaid, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, IL 60601 (212) 294-6700

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2023
PRELIMINARY PROSPECTUS
$
Bally’s Chicago, Inc.
Class A-1 Interests at $250 per interest, with a par value of $0.001 per interest
Class A-2 Interests at $500 per interest, with a par value of $0.001 per interest
Class A-3 Interests at $2,500 per interest, with a par value of $0.001 per interest
Class A-4 Interests at $25,000 per interest, with a par value of $0.001 per interest
This is the initial public offering of Bally’s Chicago, Inc., a Delaware corporation and indirect subsidiary of Bally’s Corporation, a Delaware corporation. Unless the context otherwise requires, the terms “the Company,” “we,” “us” or “our” in this prospectus refer to Bally’s Chicago, Inc. and its wholly-owned, consolidated subsidiaries, and the terms “Bally’s Corporation,” “Bally’s” and our “parent entity” refer to Bally’s Corporation.
We are offering on a best efforts basis up to             in aggregate Class A Interests, allocated among             Class A-1 Interests at $250 per interest,             Class A-2 Interests at $500 per interest,             Class A-3 Interests at $2,500 per interest and             Class A-4 Interests at $25,000 per interest (collectively, the “Class A Interests” and, together with our Class B Interests, our “ownership interests”) of Bally’s Chicago, Inc. The Company has not made any arrangements to place the proceeds from this offering in an escrow or trust account. There are no minimum purchase requirements for each investor. There is no minimum number of Class A Interests to be sold or minimum aggregate offering proceeds for this offering to close. To the extent that there is insufficient interest in our Class A Interests, this offering may be cancelled and no Class A Interests would be sold to the public.
We will have two classes of interests after this offering: Class A Interests and Class B Interests. Class B Interests are not being offered hereby, and will be held exclusively by Bally’s. The rights of the holders of Class A Interests and Class B Interests are identical, except with respect to the impact of the Subordinated Loans attributable to Class A-1, A-2 and A-3 Interests described below and certain board designation rights reserved for each class of interests, and the rights to distributions as summarized below. The Class A Interests, voting as a class, will have the ability to nominate, subject to the consent of Bally’s Corporation (such consent not to be unreasonably withheld or delayed), and elect two members to our five-person board of directors with the Class B Interests, voting as a class, having the ability to nominate and elect the remaining three members of our five-person board of directors. Apart from the board designation rights reserved for each class of interests, each Class A Interest and each Class B Interest is entitled to one vote per interest on all matters submitted to a vote of interest holders. Following the closing of this offering, as the sole holder of our Class B Interests, Bally’s will hold 75% of the economic and voting power in the Company.
In connection with this offering, we intend to enter into a subordinated loan agreement with Bally’s pursuant to which Bally’s, as lender, will make subordinated loans to us, as borrower, in various tranches and in varying amounts based on the total number of Class A Interests sold in this offering. None of the new investors purchasing Class A Interests in this offering will be a party to the subordinated loan agreement, or a borrower or lender under the Subordinated Loans (as defined below). For each Class A-1 Interest sold in this offering, we will incur $24,750 of subordinated loans from Bally’s (such loans, the “A-1 Subordinated Loans”). For each Class A-2 Interest sold in this offering, we will incur $24,500 of subordinated loans from Bally’s (such loans, the “A-2 Subordinated Loans”). For each Class A-3 Interest sold in this offering, we will incur $22,500 of subordinated loans from Bally’s (such loans, the “A-3 Subordinated Loans” and, together with the Class A-1 Subordinated Loans and Class A-2 Subordinated Loans, the “Subordinated Loans”). We will not incur any Subordinated Loans or other debt in connection with the issuance of the Class A-4 Interests or the Class B Interests held by Bally’s. Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to             % per annum, compounding quarterly. The Subordinated Loans will be non-recourse to the holders of our ownership interests. See “Subordinated Debt.”
Neither our Class A Interests nor Class B Interests will be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. There is no trading market for our Class A Interests and, due to certain transferability restrictions described below and elsewhere in this prospectus, an active market for our Class A Interests will never develop in the future. As such, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all. See “Description of Ownership Interests.”
Our Class A Interests are subject to restrictions on transferability and redemption provisions, each of which will individually and in the aggregate materially impact the ability of holders of our Class A Interests to transfer their interests following the closing of this offering. Our Class A Interests can only be transferred to immediate family members, including spouses, descendants and residents of the same household, under limited circumstances, including death (testate or intestate) or disability. Additionally, our Class A Interests can only be transferred to non-immediate family members that qualify as residents of Chicago, Illinois that have satisfied the Class A Qualification Criteria (as defined herein), as determined by us in our sole discretion. See “Interests Eligible for Future Sale” beginning on page 126 for a definition of the Class A Qualification Criteria and “Prospectus Summary — Our Relationship with Chicago” beginning on page 9 for additional requirements. Class A Interests also cannot be transferred to employee benefit plans, IRAs and other Plans (as defined herein). See “Certain ERISA Considerations.”
As a result of the terms of this offering, this offering is highly speculative and the securities involve a high degree of risk. Investing in our Class A Interests should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 30.
We made a number of assumptions to determine the price of our Class A Interests. If any of our assumptions are incorrect, including our assumptions regarding the total enterprise value of the Company, then the Class A Interests will be worth less than the price stated in this prospectus. In such case, the return on investment or rate of return on an investment in our Class A Interests could be significantly below an investor’s expectation.
We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws, and, as such, are subject to reduced public company reporting requirements. See “Prospectus Summary —Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Class A-1 Interest		Total
Number of interests sold
Initial public offering price		$250	$
Subordinated loan(1)		$24,750	$
Placement agent fees(2)	$		$
Proceeds to us, before expenses	$		$
	Per Class A-2 Interest		Total
Number of interests sold
Initial public offering price		$500	$
Subordinated loan(1)		$24,500	$
Placement agent fees(2)	$		$
Proceeds to us, before expenses	$		$

	Per Class A-3 Interest		Total
Number of interests sold
Initial public offering price		$2,500	$
Subordinated loan(1)		$22,500	$
Placement agent fees(2)	$		$
Proceeds to us, before expenses	$		$
	Per Class A-4 Interest		Total
Number of interests sold
Initial public offering price		$25,000	$
Subordinated loan(1)		$0	$
Placement agent fees(2)	$		$
Proceeds to us, before expenses	$		$

(1)
Includes amount of Subordinated Loans attributable to each Class A Interest sold in this offering. Purchasers of Class A Interests will not be borrowers or lenders under the Subordinated Loans.

(2)
See “Plan of Distribution.”

The placement agents are deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any fees received by them will be deemed to be underwriting discounts or commissions under the Securities Act. See “Plan of Distribution.”
Investors will be required to satisfy certain qualification requirements described in this prospectus in order to invest in this offering, including submitting proof of residence evidencing permanent residence in Chicago, Illinois for a minimum of three years prior to the date of this offering. The method for submitting reservations and a more detailed description of this offering process are included in “Plan of Distribution —Offering Process.”
This offering will terminate upon the earlier to occur of (i) 30 days after the registration statement of which this prospectus forms a part becomes effective with the SEC or (ii) the date on which all Class A Interests offered hereby have been sold.
Loop Capital Markets
The date of this prospectus is            , 2023.

We have not, and the placement agents have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our Class A Interests. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Interests. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the placement agents are not, making an offer of these securities in any jurisdiction where the offer is not permitted.
This prospectus has been prepared by Bally’s Chicago, Inc. and may be used by our placement agents in connection with offers and sales of these securities in primary market transactions in these securities.
Neither we nor the placement agents have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside of Illinois. Investors must have a permanent Chicago, Illinois address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.

i

INDUSTRY AND MARKET DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

ii

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our financial statements and the related notes thereto appearing elsewhere in this prospectus, before deciding to invest in our Class A Interests. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and other sections of this prospectus.
Our Mission
Our mission is to design, build and operate a world-class entertainment destination resort, befitting Chicago’s status as a world-class city.
Our Company
We are a gaming, hospitality and entertainment company with the singular focus of building and operating a world-class entertainment destination resort in Chicago, Illinois. We intend to provide both Chicago residents and business and leisure travelers visiting Chicago with physical and interactive entertainment and gaming experiences.
We intend to build a $1.7 billion destination casino, entertainment and hotel offering (our “permanent resort and casino”) that will showcase “The Best of Chicago” arts and culture, food and sports, and curated dining and entertainment experiences. Our permanent resort and casino in Chicago will be located on the 30-acre Chicago Tribune Publishing Center at the intersection of Chicago Avenue and Halsted Street in downtown Chicago, and will look to transform this currently underutilized site into a major economic driver for the city. Our permanent resort and casino will be in close proximity to a wide range of hotels, theaters, bars, restaurants, major shopping districts and McCormick Place Convention Center that will help drive traffic, primarily due to our differentiated gaming attractions in comparison to other offerings in this geographic location.
In developing the entertainment destination resort, we intend to adhere to our parent entity’s community-first policy, which is a fundamental and defining element of who we are as a company. We believe that in every community in which our parent entity operates, it has built strong, lasting partnerships with local residents and businesses. Chicago will be no different. With this project, we are committed to ensuring that our permanent resort and casino generates significant economic stimulus and creates a wealth of employment opportunities for the greater Chicago community.
Among other features and amenities, once finalized, our permanent resort and casino is being designed to include approximately:
•
3,400 slot machines;

•
170 table games;

•
10 food and beverage venues;

•
a hotel tower with 100 rooms initially, subject to expansion to up to 500 rooms, with a rooftop bar;

•
a 65,000 square foot entertainment and event center;

•
a 23,000 square foot exhibition, outdoor music venue;

•
a Chicago sports museum;

•
3,300 parking spaces; and

•
outdoor green space, including an expansive public riverwalk with a water taxi stop.

On May 5, 2022, the City of Chicago selected us as the preferred bidder in Chicago’s request for proposal process (the “RFP process”) to construct and operate a world-class casino resort in downtown Chicago. We worked cooperatively with city officials and community leaders throughout the RFP process to develop a project that embraced Chicago as a global gateway city, incorporating its vibrant cultural scene and highly diversified economy. Chicago selected us on the basis that they believe our plan provides the most economic value to Chicago and its taxpayers, including an upfront payment of $40.0 million and annual payments to the City totaling $4.0 million.
The gaming taxes on our gaming revenue will be applied to pay a portion of the City’s obligations toward its fire and police union pensions. Additionally, our permanent resort and casino is projected to create approximately 12,250 design, development and construction jobs and 3,000 permanent jobs upon completion of our permanent resort and casino.
Our Parent Entity
Our parent entity, Bally’s Corporation, is a global gaming, hospitality and entertainment company with a portfolio of casinos and resorts and online gaming businesses. Bally’s Corporation provides its customers with physical and interactive entertainment and gaming experiences, including traditional casino offerings, iCasino, online bingo games, sportsbook, daily fantasy sports (“DFS”) and free to play (“F2P”).
As of December 31, 2022, Bally’s Corporation owns and manages 15 land-based casinos and one horse racetrack in ten states across the United States operating under Bally’s brand. Its land-based casino operations include approximately 14,800 slot machines, 500 table games and 5,300 hotel rooms, along with various restaurants, entertainment venues and other amenities. Certain of its properties are leased under a master lease agreement with Gaming and Leisure Properties, Inc. (“GLPI”), a publicly traded gaming-focused real estate investment trust (“REIT”). With its acquisition of London-based Gamesys Group, Plc. (“Gamesys”) on October 1, 2021, Bally’s Corporation expanded its geographical and product footprints to include an iGaming business with well-known brands providing iCasino and online bingo experiences to its global online customer base with concentrations in Europe and Asia and a growing presence in North America. Bally’s Corporation’s iCasino and online bingo platforms and games content, sportsbook and F2P games are provided on a business-to-business (“B2B”) as well as a business-to-consumer (“B2C”) basis. Its revenues are primarily generated by these gaming and entertainment offerings. Bally’s Corporation owns and operates its proprietary software and technology stack designed to allow it to provide consumers with differentiated offerings and exclusive content.
Our Location
We have leased a 30-acre property on the banks of the Chicago River, which currently hosts the Chicago Tribune Publishing Center. The proposed site for our permanent resort and casino is at the intersection of Chicago Avenue and Halsted Street in downtown Chicago, which we believe will be an optimal location for our permanent resort and casino. We will look to transform this currently underutilized site into a major economic driver for the city. The proposed site for our permanent resort and casino is also within walking distance to major shopping and cultural attractions along Michigan Avenue, as well as a wide selection of hotels and restaurants at various price points and that are popular among local residents and tourists.

The proposed site is less than five minutes away from a major highway exit, making it easily accessible by car. We also intend to build a new water taxi stop and a new pedestrian bridge across the Chicago River to make the proposed site even more accessible to Chicago residents and tourists in the downtown area. Our permanent resort and casino will be the only casino in the City of Chicago. The next closest casino is 16 miles outside of the city and not easily accessible via public transportation.
Once fully developed and operational, it will take a commuter approximately:
•
15 minutes on average to reach our permanent resort and casino from Chicago Loop via public transportation;

•
10 minutes on average to reach our permanent resort and casino from Magnificent Mile via public transportation;

•
45 minutes on average to reach our permanent resort and casino from Chicago O’Hare International Airport via public transportation; and

•
50 minutes on average to reach our permanent resort and casino from Midway Airport via public transportation.

In addition, our permanent resort and casino will have approximately 2,100 feet of contiguous river walk, public parks and docks. Additionally, it will include riverfront restaurants and other amenities, such as locations for scenic views and designated fishing zones.
Design & Construction
We expect the design, development and construction of our permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Additionally, we expect to incur expenses amounting to approximately $1.7 billion in the design, development and construction of our permanent resort and casino. We are targeting our permanent resort and casino to be materially complete and operational three years after the opening of our temporary casino, currently anticipated to occur by the end of 2023, as described below. However, there can be no assurances that we will be successful in doing so. Any increased construction costs could materially and adversely affect the return on our investments. See “Risk Factors — Development and Construction Risks.”
In connection with the development and construction of our permanent resort and casino, we intend to contract or achieve:

•
46% of the funds earmarked for construction and development will be disbursed to businesses with a certification as Minority or women-owned businesses;

•
50% or more total hours spent on construction and development by City of Chicago residents;

•
LEED Gold certification from Green Building Council; and

•
125 points under the Chicago Sustainable Development Policy.

In November 2022, we entered into the Oak Street Lease Agreement (as defined herein) to lease the proposed site on which we plan to develop our permanent resort and casino. The Oak Street Lease Agreement commenced on November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at our option. In connection with the Oak Street Lease Agreement, we recorded a long-term financing obligation (the “Financing Obligation”) of $200.0 million as of December 31, 2022. All lease payments are recorded as interest expense and there is no reduction to the Financing Obligation over the term of the Oak Street Lease Agreement.
Temporary Casino
While we work to construct our permanent resort and casino on the banks of the Chicago River, we have the ability to build a temporary casino in downtown Chicago (our “temporary casino” and, together with our permanent resort and casino, our “resort and casino”). We expect our temporary casino to be situated in the location of the current Medinah Temple, which has acted as a community and social center in Chicago from its construction in 1912. We expect our temporary casino to begin operations by the end of 2023.
Our temporary casino will include approximately:
•
1,000 gaming positions; and

•
two food and beverage venues.

Our new work for our temporary casino will respect and maintain the existing landmarked items identified by the City of Chicago in the Medinah Temple, including the exterior façade. While we will be performing minor improvements on the façade, such work is focused on the replacement of signage in the same locations utilized by previous tenants. Within the Medinah Temple, we intend to preserve the stained glass windows, stage proscenium, column capitals and third floor ceiling, including the four domes.
The site of our temporary casino is centrally located and only a few steps away from an ‘L’ line station and Chicago’s Michigan Avenue, making it easily accessible for residents and tourists.
We expect to incur approximately $70.0 million in costs in connection with the design and development of our temporary casino.

Timeline of Key Milestones(1)
Date	Key Milestone
Q3 or Q4 2023	Grand opening of our temporary casino
Q3 2024	Tribune surrenders and vacates proposed site of our permanent resort and casino(2)
Q3 2024	Decommission and demolition of building on site of our permanent resort and casino
Q4 2024	Construction of our permanent resort and casino
Q3 or Q4 2026	Material completion of our permanent resort and casino
Q3 or Q4 2026	Grand opening of our permanent resort and casino

(1)
This timeline reflects our current business strategy. However, our ability to implement our business strategy is subject to numerous risks and uncertainties. We face many risks inherent in our business generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors.” These risks include various construction and development risks in connection with our permanent resort and casino. See “Risk Factors — Development and Construction Risks.”

(2)
The proposed site for our permanent resort and casino is currently subleased to and occupied by Tribune. On March 31, 2023, we entered into the Lease Modification Agreement with Tribune. Pursuant to the Lease Modification Agreement, Tribune is contractually required to surrender and vacate the proposed site of our permanent resort and casino no later than July 5, 2024, subject to the $150 million Lease Modification Payment by us to Tribune. See “Risk Factors — Risks Related to our Leases” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments — Lease Modification Agreement.”

Competitive Strengths
Fully integrated destination resort focused on the attractive mass market segment
Our permanent resort and casino is focused on the mass market segment. We believe this segment provides attractive long-term growth opportunities and the mass market gaming segment has relatively high margins in comparison to other gaming segments.
Our permanent resort and casino will feature approximately a luxury hotel with 100 rooms initially, subject to expansion to up to 500 rooms, and personalized services and a private health club and spa. Our dining and beverage options are also geared toward the mass market segment and include a broad range of restaurants, cafes, bars and lounges. Our location, in the heart of the City of Chicago, offers an immersive entertainment environment in street and riverscape surroundings inspired by iconic shopping in the Magnificent Mile district. Our permanent resort and casino will also feature a new landscaped riverwalk with activation elements such as artwork, walking paths and a dog park. It will also include a new park along the river, terraced steps and outdoor seating for restaurants, cafes, bars and lounges. The park will be accessible to the public during the hours typical of Chicago public parks. We believe that our combination of entertainment and leisure activities, differentiated gaming attractions in comparison to other offerings in this geographic location and outdoor space, including being the only casino in the City of Chicago, delivered in an easily accessible location, will provide a customer experience that is hard to replicate without having to visit multiple destinations.

Strategic location with strong and improving accessibility
The following map illustrates the centralized location of our permanent resort and casino in Chicago:

GOOSE ISLAND
HALSTED AVE.
LARABEE ST.
HUDSON AVE.
N. ORLEANS ST.
FRANKLIN ST.
LAKE MICHIGAN
BLUE INE TO O'HARE INTL'
CHICAGO AVE.
SUPERIOR ST.
HURON ST.
ERIE ST.
ONTARIO ST.
OHIO ST.
GRAND AVE.
I-90
I-90
Bally's
M
M
M
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
2
1

HOTELS

1. LEVEL Hotel Chicago
2. The Chicago Hotel Collection River North

ENTERTAINMENT/FOOD

1. Intuit: The Center for Intuitive and Outsider Art
2. Urban Market Grocery
3. Weinberg/Newton Art Gallery
4. Aglaia Coffee & Tea Co
5. Eggholic Chicago
6. AIRE Ancient Baths and Massage Chicago
7. FGA Greyhound
8. Coast Yacht Rentals
9. Allyu Spa
10. Montgomery A. Ward Park
11. Larabee Dog Park
12. Kai Sushi
14. Starbucks Coffee
14. SolidCore Fitness
15. Obelix Restaurant

El line (Brown, Purple & Blue)

M M Station

700'

N

The following map illustrates the centralized location of our temporary casino in Chicago:

PUERTO CONVENTION CENTER
WACKER DR.
MERCHANDISE MART
HUBBARD ST.
ILLINOIS ST.
W. GRAND AVE.
W. OHIO ST.
W. ONTARIO ST.
W. ERIE ST.
W. HURON ST.
W. SUPERIOR ST.
N. LASALLE ST.
N. CLARK ST.
N. DEARBORN ST.
N. STATE ST.
N. WABASH AVE.
N. RUSH ST.
MICHIGAN AVE.
CHICAGO RIVER
THE LOOP
THE MAGNIFICENT MILE
M
Bally's

HOTELS

1. Embassy Suites
2. Hilton Garden Inn
3. Acme
4. Freehand
5. AC Hotel
6. 21c Museum Hotel
7. Chicago Marriott Downtown
8. The Gwen
9. The Royal Sonesta
10. Courtyard by Marriot
11. The Westin
12. The Langham
13. Trump Tower
14. Omni
15. The Peninsula
16. Holiday Inn Express
17. Eurostars Magnificent Mile
18. Hampton Inn
19. Kinzie Hotel
20. SpringHill Suites

SHOPPING/ENTERTAINMENT

1. Eatly
2. Shops at North Bridge
3. Starbucks Reserve
4. Richard Driehaus Museum
5. AMC Dine-In

El line

M Station

125' 250' 500' 1000'

N

Our permanent resort and casino will be strategically located in the heart of the City of Chicago, as the only casino located directly adjacent to the Chicago River, with easy access to the blue transit line as well as to multiple bus stops. The City of Chicago is the third most populous city in the United States, with 2.7 million residents in 2021 according to the United States Census Bureau. Tourism to the City of Chicago reached approximately 55 million visitors prior to the COVID-19 pandemic and is expected to fully rebound by 2024.
We believe we can also leverage the traffic flow from nearby hotels, theaters, bars, restaurants, shopping districts and McCormick Place Convention Center to drive significant traffic to our permanent resort and casino, primarily due to our differentiated gaming and entertainment attractions in comparison to other offerings in this geographic location. Our close proximity to the Chicago River, which is ranked the fourth best tourist attraction in Chicago, will allow us to drive marketing promotions to tourists and drive further traffic to our permanent resort and casino. We intend to build a new water taxi stop and a new pedestrian bridge across the Chicago River to capitalize on traffic flow and make the proposed site even more accessible to Chicago residents and tourists in the downtown area. We also expect to be a natural and popular first stop for a large number of visitors to Chicago due to our close proximity to the River West, Fulton River District, River North and West Loop entertainment districts.
Backed by an established operator with a leading and diversified national gaming footprint
We are backed by an established operator in our resort and casino industry that is capable of providing expertise, know-how and support across the entire gaming spectrum, ranging from generation and advertising technology to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services.
The deep understanding of our public company parent of the gaming industry, customer needs and preferences, regulatory processes and the evolving competitive landscape offers us a significant competitive advantage over our competitors. Upon the closing of this offering, we will continue to benefit from our relationship with our public company parent through the scale of Bally’s operations, including the centralization of shared services and support functions such as legal, information technology, human resources, supply chain logistics, warehousing, strategic sourcing and transportation. We will also continue to benefit from our parent entity’s extensive customer and sales network, as well as its well-developed and recognized customer loyalty programs, which we will continue to leverage to further drive visitation.
Our parent entity’s offering stretches across ten states across the United States. The breadth of our parent entity’s offering and reach gives us a competitive advantage in launching operations in a new city or state, as we are able to leverage our parent entity’s considerable resources and know-how to deliver the best offerings to potential customers.
Powerful network effects accelerate our value proposition
Under the Bally’s brand, we are able to benefit from powerful network effects, which further accelerate our value proposition. As a national participant in the gaming industry, our parent entity has casinos resorts spread across numerous major cities and has hosted tens of millions of customers since all of its casino resorts and online gaming operations commenced operations. We believe that, by operating under the Bally’s brand, we will be able to attract existing and new customers to our new resort and casino, as we will not be required to gain their trust upon launching our operation.
Experienced and Dedicated Management Team
Our management team has extensive experience in the gaming and hospitality industries. Management team members have prior tenures at other large-scale integrated resorts and casino companies, such as PENN Entertainment, MGM Resorts International and Four Seasons Hotels and Resorts. Our management team has an average of more than 20+ years of experience in the gaming and hospitality industries. In addition, as of December 31, 2022, our parent entity had approximately 10,500 employees who are dedicated to Bally’s national and international operations to ensure exceptional customer experiences. We will also receive certain centralized corporate and management services from our parent entity, including shared service staff who will devote a portion of their time to our operations. We intend to continue to capitalize on the deep industry expertise, management skills and strong execution capabilities of our management team to successfully formulate and implement our strategies, and continue to streamline our operations by utilizing the services provided by our affiliates.
Our Business and Growth Strategies
Continue to focus on the mass market segment
We intend to focus on mass market gaming due to its attractive growth opportunities and higher margin profile. We are designing our non-gaming attractions to complement the mass market focus of our permanent resort and casino by delivering experiences that specifically appeal to mass market players. We aim to leverage our differentiated entertainment, retail, food and beverage and hotel amenities to drive visitation, longer stays and greater spending by our patrons. Under our current plan, our permanent resort and casino is being designed to include approximately 3,400 slot machines and 170 table games. In addition, we currently envision outdoor green space, including an expansive public riverwalk with a water taxi stop. Other non-gaming attractions expected to be part of our permanent resort and casino include a hotel tower with up to 500 rooms, a rooftop bar, an approximately 65,000 square foot entertainment and event center, an approximately 23,000 square foot exhibition, outdoor music venue and a Chicago sports museum, as well as retail and food and beverage outlets. We expect our current plan for our permanent resort and casino to diversify our offerings and create long-term shareholder value.
Continue to drive visitation and revenue growth through innovative non-gaming attractions
We intend to enhance and diversify our differentiated non-gaming amenities and service offerings with the goal to drive further visitation to our resort and casino by both residents of Chicago and tourists visiting Chicago, and deliver long-term growth and high margins. We believe our permanent resort and casino will be different from existing resorts and casinos in Illinois and neighboring states because of our strategic location along the Chicago River, as well as our innovative and interactive entertainment attractions, which are intended to appeal to both individuals and groups interested in gaming and those not interested in gaming alike. We intend to leverage our parent entity’s existing attractions to provide superior entertainment experiences. For example, we intend to host premier concerts and events over time to increase our brand recognition locally, which we believe we can do using our nationwide access to premier talent. We also intend to enhance existing attractions and update them over time, and to optimize our mix of retail and food and beverage offerings that appeal to our target customers.
Continue to pursue strategic marketing initiatives and differentiate the “Bally’s” brand
We plan to continue to build the “Bally’s” brand to increase awareness among potential customers, particularly in Chicago and the Midwest. We intend to continue to pursue innovative promotions, including engaging influencers and celebrities to promote our resort and casino’s themes and entertainment facilities, and to host special events. We also plan to enhance our advertising activities, including through a variety of social media, print, television, online, outdoor, onsite and other means. In addition, we intend to leverage our relationship with our parent entity, Bally’s Corporation, to promote our resort and casino through complementary and cost-effective cross-marketing and sales campaigns.
Prudently manage our capital structure
We commenced operations in June 2022, and we intend to develop a capital structure to match and support the on-going ramp-up of our operations. We intend to strengthen our balance sheet by focusing on optimizing our leverage, maintaining a competitive cost of capital and improving balance sheet flexibility. We expect to apply the net proceeds of this offering, along with cash on hand and our Credit Facility (as defined herein), to design, develop and construct a world class resort and casino. In turn, we believe we will be sufficiently capitalized through           . We intend to prudently manage our capital structure as we continue to grow our operations.
Our Relationship with Bally’s Corporation
We intend to benefit from the significant experience and knowledge in the U.S. gaming market of our parent entity. In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary,

and certain subsidiaries of our parent entity entered into a services agreement with Bally’s Management Group, LLC (f/k/a Twin River Management Group, Inc.) (“BMG”), a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination. We believe the support provided by our experienced parent entity increases our competitive advantage and will contribute to the success of our business. See “Transactions with Related Parties — Services Agreement.”
Our Relationship with Chicago
We are designing, developing and constructing a world-class entertainment destination resort in partnership with the City of Chicago. In connection with this partnership, we have entered into various agreements and development programs as set forth below.
Host Community Agreement with the City of Chicago
On June 9, 2022, we signed a host community agreement with the City of Chicago to develop our destination resort and casino in downtown Chicago (the “Host Community Agreement”). The Host Community Agreement provides us with the exclusive right to operate a permanent casino and a temporary casino for up to three years while our permanent resort and casino is constructed.
Pursuant to the Host Community Agreement, our permanent resort and casino will feature:
•
approximately 150 permanent gaming tables, including 20 poker tables;

•
in-person and mobile sports wagering facilities;

•
a 5-star quality high-end luxury hotel with 100 rooms initially, as well as amenities such as a rooftop bar, a fitness center, a spa and a pool, subject to expansion to up to 500 rooms within approximately five years of the opening of our permanent resort and casino;

•
approximately 65,000 square feet of entertainment and event space, including a flexible theater space with approximately 2.4 acres of greenspace that can be used to host outdoor events;

•
six restaurants/cafes and a food hall, including a three-meal diner with capacity for approximately 150 seats, a Bally’s Sports Bar with capacity for approximately 200 seats, a food hall with capacity for approximately 175 seats, an Asian restaurant with capacity for approximately 50 seats, a steakhouse with capacity for approximately 150 seats, an Italian restaurant with capacity for approximately 200 seats and a grab-and-go coffee bar with capacity for approximately 20 seats;

•
four bars and lounges, including a casino bar, a cocktail lounge with capacity for over 50 seats, a VIP lounge with capacity for over 60 seats and a rooftop bar with capacity for over 100 seats (including two hidden speakeasies that patrons can visit);

•
approximately 3,000 square feet of ancillary retail space, including sundries and souvenir shops;

•
a garage or parking facility with approximately 3,300 parking spaces, including approximately 2,200 patron spaces, approximately 600 employee spaces and approximately 500 valet spaces;

•
a visitor center for tourists and business travelers visiting Chicago, including a concierge service operated in coordination with Choose Chicago, a nonprofit organization that specializes in Chicago travel options; and

•
an approximately 23,000 square foot museum, with exhibits presenting Chicago sports and history and other rotating exhibitions.

In furtherance of these obligations, the Host Community Agreement establishes a minimum capital investment of $1.34 billion on the design, construction and equipping of our temporary casino and our permanent resort and casino. The actual cost of the development may exceed this minimum capital investment amount. In addition, land acquisition costs and financing costs, among other types of costs, are not counted toward meeting this minimum capital investment amount.
Additionally, as part of the design, development and construction of our temporary casino and our permanent resort and casino, the Host Community Agreement requires us to employ approximately:
•
2,900 individuals in the design, development and construction of our temporary casino;

•
9,750 individuals in the initial design, development and construction of our permanent resort and casino; and

•
2,500 individuals in the design, development and construction of the hotel tower.

Once operational, the Host Community Agreement requires us to employ:
•
approximately 550 individuals in our temporary casino; and

•
approximately 3,000 individuals in our permanent resort and casino.

In connection with the entry into the Host Community Agreement with the City of Chicago, we were required to make a one-time payment to the City of Chicago equal to $40.0 million, and will be required to make ongoing payments of $4.0 million per year beginning on the date that our temporary casino opens to the general public. Additionally, in connection with the Host Community Agreement, Bally’s Corporation was required to provide the City of Chicago with a guaranty whereby the Company is required to have and maintain available financial resources in an amount reasonably sufficient to fund all amounts necessary to allow us to complete our obligations under the Host Community Agreement and, to the extent we fail to perform any obligations thereunder, assume full responsibility for and perform our obligations in accordance with the terms, covenants and conditions set forth in the Host Community Agreement. The guaranty also required that we indemnify and hold the City of Chicago harmless from and against any and all loss, cost, damage, injury, liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonpayment or nonperformance of any of our obligations.
The Host Community Agreement also requires that 25% of our equity must be owned by members of the following groups (each a “Minority” and, collectively, “Minorities”):

•
African-American or Black (including persons having origins in any of the Black racial groups of Africa);

•
Hispanic (including persons of Spanish culture with origins in Mexico, South or Central America or the Caribbean Islands, regardless of race);

•
Asian-American (including persons whose origins are in any of the original peoples of the Far East, Southeast Asia, the islands of the Pacific or the Northern Marianas or the Indian Subcontinent);

•
American Indian (including persons having origins in any of the original peoples of North and South America (including Central America) and who maintain tribal affiliation or community attachment; or

•
a member of other groups, including but not limited to Arab-Americans, found by the City of Chicago to be socially disadvantaged by having suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the City of Chicago.

In addition, the Host Community Agreement requires that 40% of our board directors be reserved for Minorities.
Community Investment Program
We have agreed with the City of Chicago that we will commit to hiring residents of Chicago with various workforce development organizations in both the construction of our temporary casino and our permanent resort and casino, but also with respect to employment once our casinos are operational.
Additionally, we are committed to 60% minority hiring, including the following targets:
•
we are required to provide preference to Chicago-based businesses, if possible;

•
in the hiring of contractors for the construction of our temporary casino and our permanent resort and casino:

•
a minimum of 36% of funds need to go towards Minority-owned businesses;

•
a minimum of 10% of funds need to go towards women-owned businesses;

•
in the hiring of workers to build our temporary casino and our permanent resort and casino:

•
a minimum of 50% of total hours on our permanent resort and casino must be performed by Chicago residents;

•
a minimum of 15.5% of construction work must be performed by residents of socially and economically disadvantaged areas;

•
in the sourcing of goods and services and other vendor spending in connection with our temporary casino and our permanent resort and casino:

•
a minimum of 26% of funds need to go towards Minority-owned businesses;

•
a minimum of 10% of funds need to go towards women-owned businesses;

•
a minimum of 2% of funds need to go towards disadvantaged businesses, including businesses by owners that have historically been disadvantaged; and

•
a minimum of 3% of funds need to go towards veteran- or service-disabled veteran-owned businesses.

Under the community investment program, we intend on reducing the disparities that exist in the initial procurement process of goods and services by requiring that all contracts and bids in excess of $2,500 be issued via a competitive bidding process. Additionally, we intend to list all employment and procurement opportunities on our website. We intend on hosting an annual diversity vendor fair on the premises of our permanent resort and casino, and intend on hiring a third-party diversity, equity and inclusion expert in sourcing and contracting vendors to leverage their network of vendors, suppliers and individuals seeking jobs to push notifications, recruit bidders and support us in the process.
We have also agreed with the City of Chicago that we will commit to providing training opportunities for various roles in our resort and casino, including for table game dealers and food and beverage workers, and work to set up job fairs in order to attract potential applicants to employment opportunities in our resort and casino.

Our Community First Programs
As a member of the Bally’s organization, we intend to adhere to the Bally’s community-first policy, which is a fundamental and defining element of who we are as a company. We intend to build strong, lasting partnerships with local residents and businesses in Chicago.
As part of our community-first policy, we intend to implement programs to provide individuals with gaming addiction with support services, both offsite and onsite, including treatment of compulsive behavior disorders. We also intend to take extraordinary precautions to ensure that minors are prohibited from participating in any of the gaming activities at our resort and casino. Additionally, we intend to take precautions to ensure that our marketing practices do not disproportionately target disadvantaged communities, and will work to provide best-in-class social programs geared towards addressing gambling addiction throughout the Chicago area.
Corporate Structure

Bally's Corporation
100%
Bally's Chicago Holding Company, LLC
$
Subordinated Loans
$
75% equity
"Class B Interests"
Bally's Chicago, Inc.
25% equity
Class A-1 Interests ($250 per interest)
Class A-2 Interests ($500 per interest)
Class A-3 Interests ($2,500 per interest)
Class A-4 Interests ($25,000 per interest)
100% ownership
Bally's Chicago Operating Company, LLC

Conflicts of Interest
Services Agreement
In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.

Other Conflicts of Interest
In order to operate our resort and casino, we will be required to obtain and hold licenses issued by the Illinois Gaming Board. Additionally, as part of the Host Community Agreement with the City of Chicago, we agreed to an upfront payment of $40.0 million upon signing of such agreement, which provides us with the exclusive recommendation for licensing to the Illinois Gaming Board for the City of Chicago casino license. As of December 31, 2022, Bally’s has paid the $40.0 million upfront payment on our behalf to commence the necessary processes required to operate.
We intend to issue to Bally’s Corporation an intercompany promissory note (the “Intercompany Note”) in the amount of $           , for the $40.0 million upfront payment made by Bally’s on our behalf to the City of Chicago and the remaining amount to be used to fund working capital, capital expenditures, strategic initiatives related to our resort and casino, investments and for other general corporate purposes. The Intercompany Note will mature on             and will bear interest at a rate equal to      % per annum, compounding quarterly. Following the closing of this offering, we intend to pay the remaining balance of the Intercompany Note. Subsequently, in connection with the closing of this offering, we intend to effect a contribution with respect to our Class B Interests, as a result of which Bally’s will invest an additional $            and will receive an additional            Class B Interests, and our Class A Interests will be established and issued and sold to investors in this offering.
The number of Class B Interests outstanding was determined based on the expectation that the total size of this offering would be a maximum of            Class A Interests, and therefore that such Class B Interests would represent 75% of our outstanding interests after this offering. If we increase or decrease the size of this offering, we will effect a recapitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B Interests immediately prior to the closing of this offering in such amount as to maintain the number of Class B Interests representing 75% of our issued and outstanding interests upon the closing of this offering.
No compensation of any kind, including finder’s and consulting fees, will be paid by us to Bally’s officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the closing of this offering. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with their work on this offering. Our audit committee will review on a quarterly basis all payments that were made to Bally’s, our officers, directors or our or their affiliates.
Distributions and Repayment of Subordinated Loans
We intend to make distributions of cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests. We intend to distribute (i) 25% of cash available for distribution to the holders of our Class A Interests and (ii) 75% of cash available for distribution to the holders of our Class B Interests. We define cash available for distribution as earnings or loss before interest, taxes, depreciation and amortization, non-cash stock-based compensation, gain or loss on asset disposals or impairment, and certain other unusual or non-cash income and expense items such as gains or losses on settlement of liabilities and exchanges, and changes in the fair value of derivatives, if applicable, less payments made on senior indebtedness (including our Credit Facility), capital expenditures, cash taxes, rent without duplication and changes in working capital and cash used for acquisitions and dispositions. Cash that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution. Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago.
Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to      % per annum, compounding quarterly, will be pre-payable at any time without a premium or penalty at a prepayment price equal to the principal amount thereof plus accrued interest, and will mature upon the earlier of (i)            and (ii) the sale or dissolution of the Company (unless previously repaid). See “Subordinated Debt” for more information on the Subordinated Loans.
If the principal and interest of any of the Subordinated Loans have been paid in full, we intend to distribute to holders of the corresponding Class A Interests on each Subordinated Loan an amount equal to 100% of the applicable distribution specified above in the form of a direct cash dividend.
While we intend to make distributions on a quarterly basis to holders of our Class A Interests and Class B Interests once we are able to generate cash available for distribution approximately three to five years after our permanent resort and casino begins operations, we have not adopted a formal written dividend or distributions policy to pay a fixed amount of cash regularly or to pay any particular amount based on the achievement of, or derivable from, any specific financial metrics, including cash available for distribution. Further, we are not contractually obligated to pay any dividends or make any distributions and do not have any required minimum quarterly dividend or distribution. Our distributions may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. While we intend to make distributions equal to 100% of the cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests, the actual amount of any distributions may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. Our board of directors will have full discretion on how to deploy cash available for distribution, including the payment of dividends. Any debt we may incur in the future is likely to restrict our ability to pay dividends, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions, or reduce the amount of cash available for distribution. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our ownership interests. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Interests — You may not receive dividends or other distributions on the Class A Interests” and “Dividend Policy.”
Illustrative Examples
For illustrative purposes, below are examples of the following:
•
how we intend to initially make quarterly distributions of cash available for distributions;

•
how the compounding interest will affect the attributable value of the Subordinated Loans depending on the amount of distributions made on a quarterly basis; and

•
how, in the event of a sale of the Company, the amount paid in connection with such sale would be distributed per Interest outstanding at the time of such sale.

These illustrative examples are only for purposes of illustrating how the effects of the Subordinated Loans would apply in such specific example. These illustrative examples are not projections, goals or targets. Nothing in these illustrative examples should be regarded as a representation by any person that these are projections, goals or targets. The cash available for distribution that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution. The examples below assume an equal amount of Class A-1, A-2, A-3 and A-4 Interests outstanding.
Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Interests — You may not receive dividends or other distributions on the Class A Interests” and “Dividend Policy.”
The following illustrative example illustrates how we intend to initially make quarterly distributions of cash available for distributions once we are able to generate cash available for distribution:
If we have $50,000,000 of cash available for distribution at the end of a quarterly period, we intend to distribute such cash available for distribution as follows1:
•
If none of the Subordinated Loans have been fully repaid:

•
$3,125,000 towards the servicing of accrued interest and principal on the A-1 Subordinated Loan;

•
$3,125,000 towards the servicing of accrued interest and principal on the A-2 Subordinated Loan;

•
$3,125,000 towards the servicing of accrued interest and principal on the A-3 Subordinated Loan;

•
$3,125,000 dividend to the holders of our Class A-4 Interests; and

•
$37,500,000 dividend to the holders of our Class B Interests.

•
If the A-3 Subordinated Loan has been fully repaid, but the A-1 and A-2 Subordinated Loans remain outstanding:

•
$3,125,000 towards the servicing of accrued interest and principal on the A-1 Subordinated Loan;

•
$3,125,000 towards the servicing of accrued interest and principal on the A-2 Subordinated Loan;

•
$3,125,000 dividend to the holders of our Class A-3 Interests;

•
$3,125,000 dividend to the holders of our Class A-4 Interests; and

•
$37,500,000 dividend to the holders of our Class B Interests.

•
If the A-2 and A-3 Subordinated Loans have been fully repaid, but the A-1 Subordinated Loan remains outstanding:

•
$3,125,000 towards the servicing of accrued interest and principal on the A-1 Subordinated Loan;

•
$3,125,000 dividend to the holders of our Class A-2 Interests;

•
$3,125,000 dividend to the holders of our Class A-3 Interests;

•
$3,125,000 dividend to the holders of our Class A-4 Interests; and

•
$37,500,000 dividend to the holders of our Class B Interests.

1
These examples assume an equal amount of Class A-1, A-2, A-3 and A-4 Interests outstanding. However, in the event that there are unequal amounts of Class A-1, A-2, A-3 and A-4 Interests outstanding, the cash available for distribution that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution. Each 1% increase (decrease) in the amount of Class A-1, A-2, A-3 or A-4 Interests outstanding as a percentage of our total outstanding ownership interests, would increase (decrease) the cash available for distribution to such class of Class A Interests by approximately $500.

•
If all of the Subordinated Loans have been fully repaid:

•
$3,125,000 dividend to the holders of our Class A-1 Interests;

•
$3,125,000 dividend to the holders of our Class A-2 Interests;

•
$3,125,000 dividend to the holders of our Class A-3 Interests;

•
$3,125,000 dividend to the holders of our Class A-4 Interests; and

•
$37,500,000 dividend to the holders of our Class B Interests.

The following table includes illustrative mathematical examples that illustrate how the compounding interest will affect the attributable value of the Subordinated Loans depending on the amount of distributions made on a quarterly basis:
Class of Interests	Assumed Aggregate Class A and Class B Distributions per Year, beginning in Year 3(1)	Balance of corresponding Subordinated Loans Interest as of the Closing of this Offering
Illustrative Mathematical Examples, taking into
account compounding interest and assumed distribution amounts:
Resulting Balance of Subordinated Loans per
corresponding interest at the End of Fiscal Year(1)(2)
Assumed Payoff date taking into account compounding interest and assumed distribution amounts:
			Year 1(1)	Year 2(1)	Year 3	Year 4	Year 5	Year 6	Year 7
A-1	$0	$24,750	$	$	$	$	$	$	$
	$(3)	Same as above	Same as above	Same as above	$	$	$	$	$
	$(4)	Same as above	Same as above	Same as above	$	$	$	$	$
A-2	$0	$24,500	$	$	$	$	$	$	$
	$(3)	Same as above	Same as above	Same as above	$	$	$	$	$
	$(4)	Same as above	Same as above	Same as above	$	$	$	$	$
A-3	$0	$22,500	$	$	$	$	$	$	$
	$(3)	Same as above	Same as above	Same as above	$	$	$	$	$
	$(4)	Same as above	Same as above	Same as above	$	$	$	$	$

(1)
All assumptions assume no cash distributions until end of the first quarter of Year 3.

(2)
The Subordinated Loans will bear interest at a rate equal to             % per annum, compounding quarterly.

(3)
This assumed aggregate amount of distributions would result in payments on Subordinated Loans, or distributions, of approximately $            per Interest per year or $            per Interest per quarter.

(4)
This assumed aggregate amount of distributions would result in payments on Subordinated Loans, or distributions, of approximately $            per Interest per year or $            per Interest per quarter.

The following table includes illustrative mathematical examples that illustrate how, in the event of a sale of the Company at the end of Year 7, the amount paid in connection with such sale would be distributed per interest outstanding at the time of such sale, taking into account the illustrative mathematical examples in the table above:
Illustrative Mathematical Examples, taking into account assumed total senior indebtedness, compounding interest and assumed distribution amounts:
Assumed Aggregate Class A and Class B Distributions per Year, beginning in Year 3	Assumed Price Paid in Connection with the Sale of the Company(1)	Assumed Total Senior Indebtedness Outstanding at the Time of the Sale of the Company	Amount Remaining After Payment of Senior Indebtedness Outstanding	Assumed Total Subordinated Loans Outstanding at the Time of the Sale of the Company(2)	Amount Remaining After Payment of Subordinated Loans Outstanding	Amount Distributed to Class B Interests	Amount Distributed to Class A Interests	Amount Distributed per Class A Interest(1)
$	$	$	$	$	$	$	$	$
$	$	$	$	$	$	$	$	$
$	$	$	$	$	$	$	$	$

(1)
In the event of a sale of the Company, after payment or provision for payment of our debts and liabilities, including any amounts under our senior indebtedness, including our Credit Facility, and the Subordinated Loans owed to Bally’s at the time of such sale, each ownership interest will be entitled to receive a proportionate interest in the net assets of the Company remaining for distribution to holders of our ownership interests.

(2)
Calculated based on the resulting balance of Subordinated Loans per corresponding interest at the end of Year 7 multiplied by the amount of the corresponding interests then outstanding.

Summary of Risk Factors
Our ability to implement our business strategy is subject to numerous risks and uncertainties. We face many risks inherent in our business generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our Class A Interests. These risks include, among others, the following:
•
We are subject to various construction and development risks in connection with our permanent resort and casino in Chicago;

•
Any delay between the closing of our temporary casino and the opening of our permanent resort and casino could have a material adverse effect on our financial condition and results of operations;

•
The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage;

•
Both our temporary casino site and permanent resort and casino site are leased and could experience risks associated with leased properties, including risks relating to lease termination, inability to obtain satisfactory lease extensions, consents and approvals, charges and our relationship with landlords, which could have a material adverse effect on our business, financial position or results of operations;

•
Our proposed lines of business are highly sensitive to reductions in discretionary consumer spending;

•
The ongoing global COVID-19 pandemic could materially impact our proposed lines of business, financial results and liquidity, and such impact could worsen and last for an unknown period of time;

•
The gaming industry, including retail casinos, iGaming and sports wagering, is highly competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near Illinois or through Native American gaming facilities, could adversely affect our financial results;

•
We will be subject to extensive state and local regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business;

•
Our business will be subject to a variety of laws in the United States and in Illinois, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation, or the regulatory or prosecutorial climate applicable to the products and services we intend to offer in our temporary casino and our permanent resort and casino, or changes in gaming tax rates, tax rules and regulations or interpretation thereof related to such products and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations;

•
We will be reliant on effective payment processing services from a limited number of providers;

•
Our profitability will be dependent, in part, on return to players;

•
We will extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers;

•
Declining popularity of games and changes in device preferences of players could have a negative effect on our business;

•
We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions;

•
Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as blizzards, floods, tornadoes, fires or other catastrophic events, including war and terrorism;

•
Failure to comply with the community investment program commitments specified in the Host Community Agreement could have a material adverse effect on our financial condition and results of operations;

•
Bally’s interests may conflict with our interests and the interests of the other holders of our ownership interests. Conflicts of interest between Bally’s and us could be resolved in a manner unfavorable to us and the other holders of our ownership interests;

•
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects;

•
Our business may be harmed from cybersecurity incidents and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our customers’, business partners’ or our own information or other breaches of information security;

•
Our credit agreement will contain restrictive covenants that may limit our operating flexibility;

•
Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control;

•
Our Class A Interests will not have an active trading market, and you may find it difficult to sell your Class A Interests;

•
You may not receive dividends or other distributions on the Class A Interests; and

•
Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s until such time as such Subordinated Loans are fully paid and discharged, which means you may never directly receive a cash dividend on your Class A-1, A-2 and A-3 Interests.

Corporate Information
Our principal executive offices are located at 640 N LaSalle, Suite 460, Chicago, IL 60654, and our telephone number is (401) 475-8474. Our website address is https://casinos.ballys.com/chicago/. The information contained on our website is not being incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.
Our logo and the other “Bally’s” trademarks and service marks of our parent entity appearing in this prospectus are the property of BMG, a subsidiary of our parent entity, Bally’s Corporation. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies. Subsequent use of such trademarks and service marks in this prospectus and prospectus supplements may occur without their respective superscript symbols (TM or SM) in order to facilitate readability and does not constitute a waiver of any rights that might be associated with the respective trademarks or service marks.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the date that we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the first fiscal year ending after the fifth anniversary of the closing of this offering. Given that there will not be an active trading market for our equity securities, we expect to value the equity securities held by non-affiliates for purposes of determining our qualification as an “emerging growth company” by relying on a stated value of $25,000 per Class A Interest, which is equal to the amount paid by investors in this offering plus the corresponding amount of Subordinated Loans attributable to each Class A Interest. As of the closing of this offering, we expect approximately $            of equity securities to be held by non-affiliates based on the valuation criteria described above.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.
Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to use this extended transition period. As a result, our consolidated financial statements are comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting ownership interests held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting ownership interests held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING
Aggregate number of securities offered
           Class A Interests (divided into Class A-1 Interests, Class A-2 Interests, Class A-3 Interests and Class A-4 Interests).
Securities offered
           Class A-1 Interests, par value $0.001 per interest;
           Class A-2 Interests, par value $0.001 per interest;
           Class A-3 Interests, par value $0.001 per interest; and
           Class A-4 Interests, par value $0.001 per interest.
Ownership interests to be outstanding after this
offering
           Class A Interests (divided into Class A-1 Interests, Class A-2 Interests, Class A-3 Interests and Class A-4 Interests) and Class B Interests.
Offering type
This offering is being conducted on a best efforts basis. There is no minimum number of Class A Interests to be sold (or minimum number of Class A Interests to be sold of each class) or minimum aggregate offering proceeds for this offering to close. To the extent that there is insufficient interest in our Class A Interests, this offering may be cancelled and no Class A Interests would be sold to the public.
Use of proceeds
We estimate that the net proceeds we will receive from the sale of Class A Interests in this offering will be approximately $            million and, together with the proceeds from the Subordinated Loans, will total approximately $           million, in each case assuming the sale of Class A Interests at the public offering prices set forth on the cover of this prospectus, after deducting the placement agent fees and offering expenses payable by us.
We intend to use all of the net proceeds from this offering, together with the proceeds from the Subordinated Loans and our Credit Facility (as defined herein), to pay the remaining balance of the Intercompany Note. We intend to use the remaining net proceeds, if any, to make investments in constructing and developing our temporary casino and permanent resort and casino, pay our operating expenses, make the Lease Modification payments and for general corporate purposes, in line with our investment objective and strategies described in this prospectus. Based on current market conditions, we anticipate that it may take up to           months to fully invest the net proceeds we receive in connection with this offering, depending on the progress we make in developing our temporary casino and permanent resort and casino. However, if market conditions change, it may take us longer than months to fully invest the net proceeds from this offering. Pending such use, we may invest the net proceeds in a variety of capital preservation investments. The amount we actually spend for these purposes, and when we spend it, may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering. See “Use of Proceeds.”

Investor qualification
This offering is only being made to individuals and/or entities that are 51% owned by individuals that satisfy the following criteria:
•
Prospective investors must have permanent residence in Chicago, Illinois during each of the last two years;

•
Prospective investors must not reside in the same household as another prospective investor that has submitted an order for our Class A Interests; and

•
Prospective investors must have submitted their qualification application to us by no later than           , 2023.

In addition, prospective investors cannot be employee benefit plans (e.g., 401(k) plans), IRAs, or other Plans (as defined herein). In accordance with the Host Community Agreement, we are also focused on cultivating an investor community that reflects diversity in social identity, including in race, ethnicity, class, gender, sexual orientation, ability, national origin and religious/spiritual practice, among others. As such, in accordance with the Host Community Agreement, when allocating interests to potential investors in connection with this offering, we intend to only sell to investors that meet the Class A Qualification Criteria. See “Plan of Distribution — Offering Process.”
Voting rights
Each Class A Interest and each Class B Interest is entitled to one vote per interest on all matters submitted to a vote of interest holders, except with respect to certain board designation rights reserved for each class of interests described in the paragraph below.
The Class A Interests, voting as a class, will have the ability to nominate, subject to the consent of Bally’s Corporation (such consent not to be unreasonably withheld or delayed), and elect two members to our five-person board of directors, with the Class B Interests, voting as a class, having the ability to nominate and elect the remaining three members of our five-person board of directors.
Following the closing of this offering, Bally’s Corporation will be the sole holder of our Class B Interests, and thus will hold 75% of the voting power of our ownership interests. See “Description of Ownership Interests.”
Dividends
We intend to make distributions of cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests. We intend to distribute (i) 25% of cash available for distribution to the holders of our Class A Interests and (ii) 75% of cash available for distribution to the holders of our Class B Interests. We define cash available for distribution as earnings or loss before interest, taxes, depreciation and amortization, non-cash stock-based compensation, gain or loss on asset disposals or impairment, and certain other unusual or non-cash income and expense items such as gains or losses on settlement of liabilities and exchanges, and changes in the fair value of derivatives, if applicable, less payments made on senior indebtedness (including our Credit Facility), capital expenditures, cash taxes, rent without duplication and changes in working capital and cash used for acquisitions and dispositions. Cash that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution.

Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago.
Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to           % per annum, compounding quarterly, will be pre-payable at any time without a premium or penalty at a prepayment price equal to the principal amount thereof plus accrued interest, and will mature upon the earlier of (i)            and (ii) the sale or dissolution of the Company (unless previously repaid). If the principal and interest of any of the Subordinated Loans have been paid in full, we intend to distribute to holders of the corresponding Class A Interests on each Subordinated Loan an amount equal to 100% of the applicable distribution specified above in the form of a direct cash dividend.
While we intend to make distributions on a quarterly basis to holders of our Class A Interests and Class B Interests once we are able to generate cash available for distribution approximately three to five years after our permanent resort and casino begins operations, we have not adopted a formal written dividend or distributions policy to pay a fixed amount of cash regularly or to pay any particular amount based on the achievement of, or derivable from, any specific financial metrics, including cash available for distribution. Further, we are not contractually obligated to pay any dividends or make any distributions and do not have any required minimum quarterly dividend or distribution. Our distributions may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. While we intend to make distributions equal to 100% of the cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests, the actual amount of any distributions may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. Our board of directors will have full discretion on how to deploy cash available for distribution, including the payment of dividends. Any debt we may incur in the future is likely to restrict our ability to pay dividends, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions, or reduce the amount of cash available for distribution. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our ownership interests. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Interests — You may not receive dividends or other distributions on the Class A Interests” and “Dividend Policy.”
Electronic form and trading market
The Class A Interests will be issued in electronic form only, and will not be available in physical form. Our Class A Interests are new securities; there are currently none issued and there is currently no established market for such interests.
Our Class A Interests will not be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. Additionally, there is no trading market for our Class A Interests and, due to transferability restrictions, an active market for our Class A Interests will never develop in the future. As such, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all.
Transfer Restrictions
Our Class A Interests are subject to restrictions on transferability and redemption provisions, which will materially impact the ability of holders of our Class A Interests to transfer their interests.
These restrictions include, among others:
•
Our Class A Interests cannot be sold in open market transactions;

•
Our Class A Interests cannot be marketed or listed on any secondary market for purchase;

•
Our Class A Interests can only be transferred without our consent to immediate family members, including spouses, descendants and residents of the same household, under limited circumstances, including death (testate or intestate) or disability;

•
Our Class A Interests can only be transferred with our consent to non-immediate family members that qualify as residents of Chicago, Illinois that have satisfied the Class A Qualification Criteria, as determined by us in our sole discretion; and

•
Our Class A Interests cannot be transferred to employee benefit plans, IRAs or Plans (as defined herein).

See “Interests Eligible for Future Sale” beginning on page 126 for additional information related to the transfer restrictions imposed on our Class A Interests.
U.S. federal income tax
consequences to
U.S. Holders
For a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the

Class A Interests to U.S. Holders, please see “Material U.S. Federal Income Tax Consequences to U.S. Holders” herein.
Certain ERISA Considerations
See “Certain ERISA Considerations” for information relating to the purchase and transfer restrictions on employee benefit plans, IRAs and other Plans (as defined therein).
Maximum Investment Limits and Financial Suitability
An investment in Class A Interests is subject to certain maximum investment limits, some of which are based on financial suitability. See “Plan of Distribution — Offering Process — Maximum Investment Limits and Financial Suitability.”
Risk factors
You should read “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A Interests.
Order/Reservation submission deadline
           , 2023.
Liquidation
In the event of a sale, liquidation, dissolution or winding up of the Company, including a change of control, after payment or provision for payment of our debts and liabilities, including any amounts under our senior indebtedness, including our Credit Facility, or the Subordinated Loans owed to Bally’s at the time of such sale, liquidation, dissolution or winding up, each ownership interest will be entitled to receive a proportionate interest in the net assets of the Company remaining for distribution to holders of our ownership interests. See “Description of Ownership Interests.”
The number of our ownership interests to be outstanding after this offering is based on zero ownership interests outstanding as of           , 2023.
Except as otherwise indicated, all information in this prospectus assumes no purchases of Class A Interests by Bally’s Corporation in this offering.

QUESTIONS AND ANSWERS
Q:
What is our business?

A:
We are a gaming, hospitality and entertainment company with the singular focus of building and operating a world-class entertainment destination resort in Chicago, Illinois. We intend to provide both Chicago residents and business and leisure travelers visiting Chicago with physical and interactive entertainment and gaming experiences.

Q:
What are the securities that we are offering?

A:
We are offering our Class A Interests. Upon the closing of this offering, we will have two classes of interests: Class A Interests and Class B Interests. Class B Interests are not being offered hereby, and will be held exclusively by Bally’s. The rights of the holders of Class A Interests and Class B Interests are identical, except with respect to the impact of the Subordinated Loans attributable to Class A-1, A-2 and A-3 Interests described below and certain board designation rights reserved for each class of interests. Our Class A Interests, voting as a class, will have the ability to nominate, subject to the consent of Bally’s Corporation (such consent not to be unreasonably withheld or delayed), and elect two members to our five-person board of directors, with the Class B Interests, voting as a class, having the ability to nominate and elect the remaining three members of our five-person board of directors. Apart from the board designation rights reserved for each class of interests, each Class A Interest and each Class B Interest is entitled to one vote per interest on all matters submitted to a vote of interest holders. Following the closing of this offering, as the sole holder of our Class B Interests, Bally’s will hold 75% of the economic and voting power in the Company. We will be permitted, but not required, to pay dividends on our Class A and Class B Interests.

Q:
Are there any risks associated with an investment in our Class A Interests?

A:
Yes. Our Class A Interests are highly risky and speculative. Investing in our Class A Interests should be considered only by persons who can afford the loss of their entire investment. Additionally, our Class A Interests will not be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. There is no trading market for our Class A Interests and an active market for our Class A Interests will never develop in the future. As such, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all.

Our Class A Interests are also subject to restrictions on transferability and redemption provisions, each of which will individually and in the aggregate materially impact the ability of holders of our Class A Interests to transfer their Class A Interests following the closing of this offering. Our Class A Interests can only be transferred to immediate family members, including spouses, descendants and residents of the same household, under limited circumstances, including death (testate or intestate) or disability. Additionally, our Class A Interests can only be transferred to non-immediate family members that qualify as residents of Chicago, Illinois that have satisfied the Class A Qualification Criteria, as determined by us in our sole discretion. See “Interests Eligible for Future Sale” beginning on page 126. Class A Interests also cannot be transferred to employee benefit plans, IRAs and other Plans (as defined herein). See “Certain ERISA Considerations.”
Our Class A Interests are equity interests in Bally’s Chicago, Inc. and do not constitute indebtedness. As such, our Class A Interests will rank junior to all indebtedness, including our Credit Facility and the Subordinated Loans, and other non-equity claims on our business with respect to assets available to satisfy claims, including in a liquidation of the Company.
In addition, pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. Therefore, even if our board of directors (or a duly authorized committee of the board) authorizes and declares a dividend on our equity interests, holders of our Class A-1, A-2 and A-3 Interests will not be entitled to receive any such dividend until such time as the corresponding Subordinated Loans are paid in full, which may take a prolonged period of time to occur, if at all.
Our Subordinated Loans will accrue interest at a rate of            % per annum, compounding quarterly, and accrued and unpaid interest will be added to the outstanding principal amount thereof on a quarterly basis. As a result, the amount of Subordinated Loans that are to be paid with a percentage of the amounts that would otherwise be paid on account of Class A-1, A-2 and A-3 Interests will increase during the period between the closing date of this offering and the date, if any, on which dividends are to be paid on the Class A-1, A-2 and A-3 Interests.
Due to the significant amount of indebtedness (including both principal and interest) owed on the Subordinated Loans, we do not expect to fully repay the Subordinated Loans for an extended period of time following the closing of this offering, if at all. As such, holders of Class A-1, A-2 and A-3 Interests may not directly receive the cash dividends or other distributions that otherwise would have been payable on such Class A-1, A-2 and A-3 Interests for an equivalently long period of time, if at all, or realize any accretion in value above the initial amount invested. Moreover, the value of the principal and accrued interest on the Subordinated Loans could exceed the value of the Class A-1, A-2 and A-3 Interests otherwise payable upon a sale of the business, resulting in holders of the Class A-1, A-2 and A-3 Interests receiving nothing upon such a sale. See “Risk Factors.”

Q:
Will investors purchasing Class A Interests receive dividends?

A:
We intend to make distributions of cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests. We intend to distribute (i) 25% of cash available for distribution to the holders of our Class A Interests and (ii) 75% of cash available for distribution to the holders of our Class B Interests. We define cash available for distribution as earnings or loss before interest, taxes, depreciation and amortization, non-cash stock-based compensation, gain or loss on asset disposals or impairment, and certain other unusual or non-cash income and expense items such as gains or losses on settlement of liabilities and exchanges, and changes in the fair value of derivatives, if applicable, less payments made on senior indebtedness (including our Credit Facility), capital expenditures, cash taxes, rent without duplication and changes in working capital and cash used for acquisitions and dispositions. Cash that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution. Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago.

Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to % per annum, compounding quarterly, will be pre-payable at any time without a premium or penalty at a prepayment price equal to the principal amount thereof plus accrued interest, and will mature upon the earlier of (i)            and (ii) the sale or dissolution of the Company (unless previously repaid). See “Subordinated Debt” for more information on the Subordinated Loans.

If the principal and interest of any of the Subordinated Loans have been paid in full, we intend to distribute to holders of the corresponding Class A Interests on each Subordinated Loan an amount equal to 100% of the applicable distribution specified above in the form of a direct cash dividend.
While we intend to make distributions on a quarterly basis to holders of our Class A Interests and Class B Interests once we are able to generate cash available for distribution approximately three to five years after our permanent resort and casino begins operations, we have not adopted a formal written dividend or distributions policy to pay a fixed amount of cash regularly or to pay any particular amount based on the achievement of, or derivable from, any specific financial metrics, including cash available for distribution. Further, we are not contractually obligated to pay any dividends or make any distributions and do not have any required minimum quarterly dividend or distribution. Our distributions may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. While we intend to make distributions equal to 100% of the cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests, the actual amount of any distributions may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. Our board of directors will have full discretion on how to deploy cash available for distribution, including the payment of dividends. Any debt we may incur in the future may restrict our ability to pay dividends. In addition, Delaware law may impose requirements that is likely to restrict our ability to pay dividends to holders of our ownership interests, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions, or reduce the amount of cash available for distribution. See “Risk Factors  —  Risks Related to this Offering and Ownership of our Class A Interests  —  You may not receive dividends or other distributions on the Class A Interests” and “Dividend Policy.”
Q:
Will investors purchasing Class A Interests be parties to the subordinated loan agreement?

A:
No. Bally’s, as lender, will make the Subordinated Loans to us, as borrower, in various tranches and in varying amounts based on the total number of Class A Interests sold in this offering. None of the new investors purchasing Class A Interests in this offering will be a party to the subordinated loan agreement, or a borrower or lender under the Subordinated Loans. The Subordinated Loans will be non-recourse to the holders of our ownership interests.

Q:
Will we offer additional equity securities in the future?

A:
While we do not currently intend to issue any additional securities in the future, we may be required to do so from time to time in order to continue to fund our operations. To the extent we decide to issue additional Class A Interests or Class B Interests in the future, we will be required to offer you an opportunity to participate pro rata in the offering in order for such offering not to dilute your existing ownership. However, to the extent that you determine that you either do not want to participate or cannot participate in any such offering, you will suffer immediate dilution to the extent such offering is completed without your participation. Additionally, we cannot guarantee that we will offer financing options similar to the Subordinated Loans, which would significantly increase the costs of any future investment.

Q:
Will you file separate periodic reports with the SEC?

A:
Yes. Bally’s Chicago, Inc. will be a registered SEC filer and thus is subject to the periodic reporting requirements of the SEC.

Q:
How will my Class A Interests be treated for United States federal income tax purposes?

A:
Class A Interests are to be treated as equity interests in Bally’s Chicago, Inc. for United States federal income tax purposes. For a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Interests to U.S. Holders, please see “Material U.S. Federal Income Tax Consequences to U.S. Holders” herein.
Q:
How are the Class A Interests being offered?

A:
Our Class A Interests are being offered on a best efforts basis, by and through our placement agents (listed on the cover page of this prospectus). There is no minimum number of Class A Interests to be sold or minimum aggregate offering proceeds for this offering to close. To the extent that there is insufficient interest in our Class A Interests, this offering may be cancelled and no Class A Interests would be sold to the public. The process for placing orders in this offering is different from that used for most public offerings of equity securities. You should carefully read the section entitled “Plan of Distribution — Offering Process” for additional information regarding how to place an order for our Class A Interests.

Q:
Will I receive a certificate for my Class A Interests?

A:
No. The Class A Interests will be issued in book-entry form only, and not in physical form. We will engage a transfer agent to act as registrar and transfer agent for our Class A Interests and Class B Interests, which will maintain a book-entry record of the holders of our ownership interests.

Q:
Will the Class A Interests be listed on an exchange?

A:
Our Class A Interests will not be listed on a stock exchange such as the New York Stock Exchange or NASDAQ. Additionally, there is no trading market for our Class A Interests and, due to transferability restrictions, an active market for our Class A Interests will never develop in the future.

Therefore, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all.
Q:
Can I purchase Class A Interests using my existing brokerage account?

A:
No. In order to purchase our Class A Interests, investors will be required to      . You will not be able to purchase or sell any Class A Interests through any other brokerage account or any exchange or trading system. See “Plan of Distribution — Offering Process.”

Q:
What is Loop Capital Markets LLC and what role do they play in the offering and subsequent trading market?

A:
Loop Capital Markets LLC is serving as lead placement agent in this offering. Placement agents are financial specialists who work closely with issuers of securities to determine the initial offering price of the securities and solicit offers from investors to purchase the securities via the placement agents’ distribution network.

Q:
How can I sell my Class A Interests if I decide that I no longer wish to hold them?

A:
You cannot freely sell your Class A Interests. Each Class A Interest is subject to strict controls that limit transferability.

Our Class A Interests can only be transferred without our consent to immediate family members, including spouses, descendants and residents of the same household, upon limited circumstances, including death (testate or intestate) or disability. Additionally, our Class A Interests can only be transferred to non-immediate family members that qualify as residents of Chicago, Illinois that have satisfied the Class A Qualification Criteria, as determined by us in our sole discretion. In order to attempt to transfer your Class A Interests, you will be required to submit an application for sale to      . See “Interests Eligible for Future Sale” beginning on page 126. Class A Interests also cannot be transferred to employee benefit plans, IRAs and other Plans (as defined herein). See “Certain ERISA Considerations.”

Q:
Do you or Bally’s get to participate in this offering as an investor?

A:
No. Neither we nor the officers, directors, employees, promoters or affiliates of us or Bally’s will be allowed to purchase any Class A Interests in this offering or execute trades in the secondary market for our or their own accounts through the placement agents. Bally’s ownership is limited to Class B Interests.

Q:
What is the relationship between Bally’s and Bally’s Corporation?

A:
We were incorporated on May 24, 2022 as a wholly-owned subsidiary of Bally’s. Following this offering, Bally’s will own 75% of our outstanding ownership interests through their ownership of all of our outstanding Class B Interests. We intend to issue to Bally’s Corporation the Intercompany Note in the amount of $   , for the $40.0 million upfront payment made by Bally’s on our behalf to the City of Chicago and the remaining amount to be used to fund working capital, capital expenditures, strategic initiatives related to our resort and casino, investments and for other general corporate purposes. The Intercompany Note will mature on             and will bear interest at a rate equal to     % per annum, compounding quarterly. Following the closing of this offering, we intend to pay the remaining balance of the Intercompany Note. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations and — Liquidity and Capital Resources.”

In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.

RISK FACTORS
Investing in our Class A Interests involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, and the sections in this prospectus entitled “Business” and “Description of Ownership Interests,” before making any decision to invest in our Class A Interests. If any of the events discussed in the risk factors below occur it could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the value of our Class A Interests could decline, and you could lose all or part of your investment.
Development and Construction Risks
We are subject to various construction and development risks in connection with our permanent resort and casino in Chicago.
Our proposed lines of business are dependent on the construction and development of our permanent resort and casino in Chicago, Illinois. Construction and development projects, particularly of the scale contemplated with our permanent resort and casino, are often developed in multiple stages involving commercial and governmental negotiations, site planning, due diligence, permit requests, environmental impact studies, permit applications and review, marine logistics planning and transportation and end-user delivery logistics, each of which requires significant effort and dedication to complete. Projects of this type are subject to a number of risks, including, among others:
•
engineering, environmental or geological problems;

•
shortages or delays in the delivery of equipment and supplies;

•
government or regulatory approvals, permits or other authorizations;

•
failure to meet technical specifications or adjustments being required based on testing or commissioning;

•
construction accidents that could result in personal injury or loss of life;

•
lack of adequate and qualified personnel to execute the project for our permanent resort and casino;

•
weather interference, particularly during the winter in Chicago;

•
delays in removing current tenants from the proposed sites; and

•
potential labor shortages, work stoppages or labor union disputes.

Furthermore, because of the nature of our business, we are dependent on numerous third parties, including local, state and federal governmental entities that are required to certificate and license our facilities. Delays from such third parties or governmental entities could prevent us from successfully completing the construction and development of our permanent resort and casino. In addition, as a builder of gaming facilities, we expect to face an intense regulatory process and heightened political pressure to finalize our permanent resort and casino in a timely manner, which subjects us to risks associated with changes in the political views and structure, government representatives, new regulations, regulatory reviews, employment laws and diligence requirements. Each of these could make it more difficult, time-consuming and expensive to develop our permanent resort and casino.
The occurrence of any one of these factors, whatever the cause, could result in unforeseen delays or cost overruns to the construction and development of our permanent resort and casino. Delays in the development beyond our estimated timelines, or amendments or change orders to our construction contracts, could result in increases to our development costs beyond our original estimates, which could require us to obtain additional financing or funding and could make our permanent resort and casino less profitable than originally estimated or possibly not profitable at all. Further, any such delays could cause a delay in our anticipated receipt of revenues from operating our permanent resort and casino. Our inability to meet milestones or conditions precedent in our contracts with Chicago could also lead to delay penalties and potentially a termination of agreements, which could render our permanent resort and casino impossible to open and/or operate. Specifically, the Host Community Agreement with the City of Chicago provides for significant liquidated damages in the event that we do not meet the milestones specified as to our temporary casino and our permanent resort and casino. Our parent, Bally’s, has experienced time delays and cost overruns in the construction and development of casinos as a result of the occurrence of various of the above factors, and no assurance can be given that we will not experience in the future similar events, any of which could have a material adverse effect on our business, operating results, cash flows and liquidity.
Any delay between the closing of our temporary casino and the opening of our permanent resort and casino could have a material adverse effect on our financial condition and results of operations.
We may experience a gap between the closing of our temporary casino and the opening of our permanent resort and casino. While we work to construct our permanent resort and casino on the banks of the Chicago River, we have the ability to operate a temporary casino in downtown Chicago for a period up to 24 months. At the end of the 24-month period, we may petition the Illinois Gaming Board to extend for a period of up to 12 additional months. In no case we will be permitted to operate our temporary casino for a period of greater than 36 months unless otherwise approved by the City of Chicago and the Illinois Gaming Board.
Additionally, there are a number of risks associated with the opening of our permanent resort and casino, including those described elsewhere in this section. For example, the opening of our permanent resort and casino is subject to various construction and development risks, including:
•
engineering, environmental or geological problems;

•
shortages or delays in the delivery of equipment and supplies;

•
government or regulatory approvals, permits or other authorizations;

•
failure to meet technical specifications or adjustments being required based on testing or commissioning;

•
construction accidents that could result in personal injury or loss of life;

•
lack of adequate and qualified personnel to execute the project for our permanent resort and casino;

•
weather interference, particularly during the winter in Chicago;

•
delays in removing current tenants from the proposed sites; and

•
potential labor shortages, work stoppages or labor union disputes.

In addition, we have not yet entered into binding contracts for the construction and development of all of our planned facilities and assets for our permanent resort and casino, and may not be able to enter into the contracts required on commercially favorable terms, or at all, which could cause potential changes or delays to our planned development and construction schedule. Also, any failure to maintain working capital sufficient for the project, business disruptions due to pandemic, crime or civil unrest and potential legal proceedings could put our planned schedule at risk of delay.
If we are unable to commence the operation of our permanent resort and casino as expected, and thus a gap exists between the closing of our temporary casino and the opening of our permanent resort and casino, our business, operating results, cash flows and liquidity could be materially and adversely affected.
We will depend on third-party contractors, operators and suppliers to complete our permanent resort and casino.
We will be heavily reliant on third-party contractors, equipment manufacturers, suppliers and operators for the development and construction of our permanent resort and casino. We have not yet entered into binding contracts for the construction and development of all of our planned facilities and assets in Chicago, and we cannot assure you that we will be able to enter into the contracts required on commercially favorable terms, or at all, which could expose us to fluctuations in pricing and potential changes or delays to our planned development and construction schedule. These agreements with third parties will be the result of arm’s-length negotiations and subject to change. If we are unable to enter into favorable contracts, we may not be able to construct and operate these assets as expected, or at all.

Furthermore, there can be no assurance that contractors and suppliers will perform their obligations successfully under their agreements with us. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement with us for any reason or terminates its agreement with us for any reason, we would be required to engage a substitute contractor, which could be particularly difficult. Although some agreements may provide for liquidated damages if the contractor or subcontractor fails to perform in the manner required with respect to its obligations, the events that trigger such liquidated damages may delay or impair the completion or operation of our planned facilities, and any liquidated damages that we receive may be delayed or insufficient to cover the damages that we suffer as a result of any such delay or impairment, including, among others, any covenants or obligations by us to or penalties under our agreements with Chicago. Such liquidated damages may also be subject to caps on liability, and we may not have full protection to seek payment from our contractors to compensate us for such payments and other consequences. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of the applicable facility or result in a contractor’s unwillingness to perform further work.
If we are unable to construct and commission our permanent resort and casino as expected, or, when and if constructed, our permanent resort and casino does not accomplish our or Chicago’s goals, or if we experience delays or cost overruns in construction, our business, operating results, cash flows and liquidity could be materially and adversely affected.
We expect to invest significant capital and resources to develop our permanent resort and casino, which means that we are subject to the risk that our permanent resort and casino is not successfully developed or that the City of Chicago does not fulfill its obligations to us following our capital investment in our permanent resort and casino.
Our permanent resort and casino requires us to make significant upfront capital investments and devote significant internal time and resources to finalize our permanent resort and casino before we can start to generate revenue from the business. We do not expect to generate meaningful revenues until our permanent resort and casino is completely finalized and has been opened for some period of time, which may take a year or more to achieve from completion.
If our permanent resort and casino is not successfully developed for any reason, we face the risk of not recovering some or all of our invested capital, which may be significant. If our permanent resort and casino is successfully developed, we face the risks that customers will not enjoy our permanent resort and casino or that Chicago will hinder our ability to operate our permanent resort and casino as intended, which could result in significantly lower revenues than what we currently anticipate. Our contracts and development agreements with Chicago do not fully protect us against this risk and, in some instances, may not provide any meaningful protection from this risk at all. This risk is heightened by the fact that our counterparty is a government or government-related entity because any attempt to enforce our contractual or other rights may involve long and costly litigation where the ultimate outcome is uncertain, and where the government or government-related entity may enjoy some form of immunity or popular support. Additionally, as a government or government-related entity, our counterparty is subject to political pressure and frequent administrative changes, which could result in different perspectives and treatment over the life of our commercial agreements to construct, develop and operate our permanent resort and casino.
If our capital investment does not generate the type of return on investment that we expect, we will have less capital to continue to develop and improve our permanent resort and casino, and our liquidity, results of operations and financial condition could be materially and adversely affected. This could result in our inability to comply with the terms of our existing debt or other agreements, which would exacerbate the aforementioned adverse effects.
We may experience supply chain or procurement disruptions, or increased supply chain costs, which may lead to construction and development delays in our permanent resort and casino.
The construction and development of our permanent resort and casino is planned for a relatively long-term construction schedule, with completion expected in 2026. The construction and development of our permanent resort and casino will require timely delivery of required equipment and materials in order to be complete by such date.
The global supply chain for the required equipment and materials could be impacted by disruptions that could lead to delays, reputational damage, interruptions of service and disruptions of our future plans and strategic initiatives, such as:
•
political events;

•
banking industry turmoil;

•
international trade disputes;

•
acts of terrorism;

•
hostilities or wars (such as the conflict between Russia and Ukraine);

•
natural disasters;

•
public health issues, such as the ongoing COVID-19 global pandemic;

•
industrial accidents;

•
inflation; and

•
other business interruptions.

If any such delay or disruption were to occur, it could have a material adverse effect on our ability to complete the construction and development of our permanent resort and casino, which could have an impact on our liquidity and financial condition.
Changes in the costs of procuring materials and equipment used in the construction and development of our permanent resort and casino, including vendor costs, or changes in our relationships with vendors, could also have an adverse effect on our results of operations. Further, during the COVID-19 pandemic, our affiliates observed increases in the prices for certain raw materials required to operate gaming establishments. To the extent we determine our costs to complete the development of our permanent resort and casino are too high, we may suspend, reduce the scope of or permanently abandon the implementation of our plans with respect to our permanent resort and casino, which could have material and adverse effects on our plans and strategic initiatives.
Though we intend to undertake various proactive efforts to secure our global supply chain against the ongoing effects of COVID-19 and the impact of the conflict between Russia and Ukraine, their full extent and impact on our future supply chain and procurement process cannot be reasonably estimated at this time, and it could have a material adverse impact on our business and financial condition.
Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.
During the first several years of development and construction of our permanent resort and casino, we will have significant working capital requirements as we work to make the facilities ready to admit potential customers. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.
The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.
Our permanent resort and casino will have an ongoing need for renovations and other capital improvements to remain competitive, including room refurbishments, amenity upgrades and replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our business and results of operations.
Renovations and other capital improvements of casino properties, in particular, require significant capital expenditures. In addition, any such renovations and capital improvements usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing on favorable terms, or at all. Our failure to renovate and maintain gaming and entertainment venues from time to time may put us at a competitive disadvantage to gaming and entertainment venues offering more modern and better maintained facilities, which could adversely affect our business, financial condition and results of operations.
Our investments in the construction and building industry are subject to unique risks relating to regulatory changes and global economic conditions.
Companies in the construction and building sector are subject to many risks, including the negative impact of regulation, changing real estate market, a competitive marketplace and difficulty in obtaining financing. Any of these factors could materially and adversely affect our operations, or the operations of third parties we have engaged, in connection with the construction and building of our permanent resort and casino and, in turn, access to capital may be difficult or impossible for us to obtain.
Risks Related to our Leases
Both our temporary casino site and permanent resort and casino site are leased and could experience risks associated with leased properties, including risks relating to lease termination, inability to obtain satisfactory lease extensions, consents and approvals, charges and our relationship with landlords, which could have a material adverse effect on our business, financial position or results of operations.
Both our temporary casino site and permanent resort and casino site are leased and could experience risks associated with leased properties, including risks relating to lease termination, inability to obtain satisfactory lease extensions, consents and approvals, charges and our relationship with landlords, which could have a material adverse effect on our business, financial position or results of operations. In November 2022, we entered into a ground lease with BACHIL001 LLC (the “Oak Street Landlord”), an affiliate of Oak Street Real Estate Capital, LLC (the “Oak Street Lease Agreement”), to lease the property on which we plan to develop our permanent resort and casino.
The Oak Street Lease Agreement contemplates that the Oak Street Landlord may, at our discretion, provide us with up to three advances of $100 million each (each a “Development Advance”) (for a total of $300 million) towards our development and construction in exchange for increasing the amount of rent that we pay to the Oak Street Landlord, with each individual advance being conditioned on the satisfaction of the following requirements: (1) (a) for the first advance of $100 million, expending funds in excess of $250 million; (b) for the second advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $450 million; and (c) for the third advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $650 million, in each case for the development of our permanent resort and casino in accordance with the requirements of the Oak Street Lease Agreement (with the Oak Street Landlord’s reasonable consent required for the inclusion of amounts spent in excess of 110% of any applicable line item in the construction budget); (2) providing the Oak Street Landlord with backup documentation reasonably acceptable to the Oak Street Landlord with respect to such expenditures; and (3) the Oak Street Landlord obtaining an endorsement to its owner’s title policy in a form as contemplated by the Oak Street Lease Agreement increasing the insured amount thereunder by $100 million. The failure of the foregoing requirements to be satisfied could result in significant additional costs to us and thus materially affect our business, financial condition and results of operations. In addition, the Oak Street Lease Agreement requires us to operate and maintain the project in a manner commensurate with a first-class casino, hotel and convention space for the first 12 years following the effective date.
The Oak Street Lease Agreement sets forth certain conditions and milestones relating to our planning, development and opening to the public of our permanent resort and casino, including us obtaining the owners license from the Illinois Gaming Board and other required government approvals by June 30, 2024, the Oak Street Landlord obtaining a supplier license from the Illinois Gaming Board (to the extent required by applicable law) by June 30, 2024, and the opening of our permanent resort and casino on or before December 31, 2027. If we do not meet such conditions or milestones as and when required by the Oak Street Lease Agreement or a breach of our obligations under the Oak Street Lease Agreement is not timely cured, then the Oak Street Landlord will have the right to require us to purchase the leased property in accordance with the terms of the Oak Street Lease Agreement or, if any such failures would also constitute an event of default, the Oak Street Landlord would have the right to terminate the Oak Street Lease Agreement. If the Oak Street Landlord sends us a put notice, we are required to purchase the property on the date that is 90 days following our receipt of such notice for an amount equal to 125% of the sum of (i) the purchase price we paid for the property and (ii) the aggregate amount of Development Advances that Oak Street Landlord advanced to us. If the Oak Street Landlord exercises its put right and we fail to purchase the property pursuant to the terms of the Oak Street Lease Agreement, it will constitute an event of default under the Oak Street Lease Agreement and, in addition to any available rights or remedies at law or in equity, the Oak Street Landlord will be entitled to exercise any rights or remedies available at law or in equity, including terminating the Oak Street Lease Agreement and/or compelling performance pursuant to an action for specific performance. The Oak Street Landlord’s exercise of its put right or a termination right could result in significant costs to us and thus materially affect our business, financial condition and results of operations.
In December 2022, a commercial bank issued an irrevocable standby letter of credit on our behalf to the Oak Street Landlord for $17.0 million as a security deposit under the Oak Street Lease Agreement. The standby letter of credit is valid for one year and will automatically renew for additional one-year terms until September 17, 2026, unless we or the commercial bank terminate it by giving notice 60 days in advance of the expiration of the then current term. The Oak Street Landlord will retain the security deposit until the opening of our permanent resort and casino, at which time, provided no event of default under the Oak Street Lease Agreement exists, the Oak Street Landlord will return the security deposit to us. If we fail to timely pay rent or any other sums due under the Oak Street Lease Agreement, the Oak Street Landlord may use the security deposit to satisfy any such unpaid monetary obligation, and we will be required to deposit, within 10 business days, with the Oak Street Landlord an amount sufficient to replenish the security deposit to the same amount prior to such application of the security deposit. If we fail to meet our obligations under the Oak Street Lease Agreement or if an event of default arises, we may lose our security deposit with the Oak Street Landlord, and certain events of default under the Oak Street Lease Agreement could also constitute an event of default under other agreements related to the property.
The Oak Street Landlord has certain material approval rights under the Oak Street Lease Agreement, including over certain transfers, alterations and zoning decisions. The failure to obtain the Oak Street Landlord’s consent to any of the foregoing could have a material adverse effect on our business, financial position or results of operations, and the undertaking of any such action without the Oak Street Landlord’s consent could result in an event of default, which would give the Oak Street Landlord the right to terminate the Oak Street Lease Agreement.
Under the Oak Street Lease Agreement, we are obligated to avoid incurring liquidated damages by achieving select operational milestones in accordance with the Host Community Agreement. As such, among other requirements and subject to force majeure and extensions granted by the City of Chicago, we must ensure that: (a) at least 75% of the gaming area of our permanent resort and casino is open to the general public and that our permanent resort and casino is complete and open for business to the general public (including the completion of related infrastructure) within three months following the completion of construction of our permanent resort and casino (which completion of construction of our permanent resort and casino must occur no later than 36 months and one day following the commencement of operations of our temporary casino) and (b) our permanent resort and casino must achieve final completion within six months following the completion of construction of our permanent resort and casino. The failure to achieve the foregoing milestones under the Host Community Agreement could result in an event of default under the Oak Street Lease Agreement, which would give the Oak Street Landlord the right to terminate the Oak Street Lease Agreement.
The Oak Street Landlord also has the right to terminate the Oak Street Lease Agreement upon any event of default. Such events of default include, without limitation, a failure to pay amounts due after applicable notice and cure periods, certain bankruptcy or insolvency events, and the failure to comply with a variety of covenants after applicable notice and cure periods, including those related to the development of our permanent resort and casino (for example, the obligation to avoid liquidated damages from accruing under the Host Community Agreement), repair and maintenance, alterations and insurance. There are also certain events or circumstances with respect to our parent entity beyond our control that could trigger an event of default under and result in a termination of the Oak Street Lease Agreement, including, without limitation, a default under the guaranty of our obligations with respect to the Oak Street Landlord’s put right, the bankruptcy or insolvency of our parent entity, our parent entity’s failure to pay or secure payment of final judgments in excess of $100 million (subject to adjustment for CPI), or a change in control of our parent entity that does not comply with the lease’s transfer restrictions. There are also certain restrictions on our ability to assign our interest in the Oak Street Lease Agreement without having to obtain the Oak Street Landlord’s prior consent, including requirements for the transferee (or its parent company or other controlling entity) to satisfy certain financial metrics and have a certain level of experience in operating or managing casinos. In some cases, a transferee’s parent company or other controlling entity would need to deliver to the Oak Street Landlord a guaranty of the transferee’s obligations as a condition to any assignment.
In addition to the Oak Street Lease Agreement, we also entered into a sublease agreement with Medinah Holdings, LLC and Medinah Building LLC (the “Medinah Lease Agreement” and, together with the Oak Street Lease Agreement, the “Casino Lease Agreements”), to lease the property on which we plan to develop our temporary casino. The consent of the sublandlord under the Medinah Lease Agreement (the “Medinah Sublandlord”) is generally required for any assignments of our interests thereunder, except with respect to transfers to affiliates or successors by merger or acquisition. The Medinah Sublandlord has the right to terminate the Medinah Lease Agreement upon any event of default. Such events of default include: the failure to timely pay rent, carry (or provide evidence of) required insurance, or perform any other covenant under the Medinah Lease Agreement, in each case subject to the notice and cure periods provided therein, certain bankruptcy or insolvency events, and a failure to surrender the subleased premises on the last day of the term of the Medinah Lease Agreement. Further, the Medinah Lease Agreement is subordinate to a master lease, and certain defaults by the Medinah Sublandlord in its capacity as tenant under the master lease could result in a termination thereof, which could result in a termination of the Medinah Lease Agreement.
Termination of either or both of the Casino Lease Agreements would result in us losing some or all of our rights with respect to the applicable properties, could result in a default under the Host Community Agreement, and could have a material adverse effect on our business, financial position or results of operations. In the event of a termination of either of the Casino Lease Agreements, we may be required to transfer all personal property located at the applicable property to a designated successor, and we may not be adequately compensated for that personal property. Moreover, since as a lessee we do not completely control the land and improvements underlying our operations, the lessors could take certain actions to disrupt our rights in the properties leased under the Casino Lease Agreements, which are beyond our control. If the lessors chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. There can also be no assurance that we will be able to comply with our obligations under the Casino Lease Agreements in the future. In addition, if the lessors have financial, operational, regulatory or other challenges, there can be no assurance that the lessors will be able to comply with their obligations under the Casino Lease Agreements.
We may experience delays in removing the current tenant from the site of our permanent resort and casino, which may lead to construction and development delays related to our permanent resort and casino.
The building and a portion of the real property under our Oak Street Lease Agreement is currently subleased to and occupied by Tribune, pursuant to the terms of that certain lease agreement dated July 1,

2013, as amended by the Lease Modification Agreement. Pursuant to the Lease Modification Agreement, Tribune is contractually required to surrender and vacate the property no later than July 5, 2024. Any delays in Tribune’s surrender and vacation from the property could cause potential changes to our construction schedule and thus materially affect our business, financial condition and results of operations.
General Economic and Political Conditions and Ongoing Risks Associated with the COVID-19 Pandemic
Our proposed lines of business are highly sensitive to reductions in discretionary consumer spending.
Our proposed lines of business are highly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our prospective customer’s disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as visiting casinos and casino hotel properties, sports betting, iCasino and online bingo, some of which are services we intend to offer. We will rely on the strength of the regional and local economy for the performance of our temporary casino and our permanent resort and casino. As a result, we cannot ensure that demand for our offerings will remain constant. Adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, increasing energy costs, rising prices, acts of war or terrorism, natural disasters, declining consumer confidence, significant declines in the stock market or epidemics, pandemics or other health-related events or widespread illnesses, like the ongoing COVID-19 pandemic, could lead to a reduction in visitors to our temporary casino and our permanent resort and casino or discretionary spending by our customers on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations.
The ongoing global COVID-19 pandemic could materially impact our proposed lines of business, financial results and liquidity, and such impact could worsen and last for an unknown period of time.
The global spread of the COVID-19 pandemic, which began in early 2020, has resulted in governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, requirements that individuals wear masks or other face coverings, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The COVID-19 pandemic and its consequences dramatically reduced travel and demand for hotel rooms and other casino resort amenities, which, if persistent, could ultimately impact the performance of our temporary casino and our permanent resort and casino. While many restrictions have been relaxed at this point, there are no assurances that a resurgence of future COVID-19 variants will not cause similar disruptions that existed in 2020 and 2021. In addition, future demand for gaming activities may be negatively impacted by the adverse changes in the perceived or actual economic climate, including higher unemployment rates, declines in income levels and loss of personal wealth or reduced business spending due to the impact of the COVID-19 pandemic.
Our proposed lines of business would also be impacted if the disruptions from the COVID-19 pandemic impact construction projects, including the construction and development of our permanent resort and casino. There are certain limitations on our ability to mitigate the adverse financial impact of these disruptions, such as fixed property costs, reduced access to construction labor and unavailability of construction materials due to supply chain delays. Government measures intended to address the COVID-19 pandemic, such as mandatory quarantines, vaccine mandates and regular testing requirements, could also impact the availability of our employees or other workers or could lead to attrition of key employees or reduced willingness of customers to come to our properties. Any of these factors may continue to disrupt our ability to staff our business adequately and could continue to generally disrupt our operations or construction projects.
We may experience additional operating costs due to increased challenges with our workforce (including as a result of labor shortages, illness, absenteeism or government orders), access to supplies, capital and fundamental support services. Even after the COVID-19 pandemic has subsided, we may experience materially adverse impacts to our business due to any resulting supply chain disruptions and economic conditions. Furthermore, the impacts of potential worsening of global economic conditions, inflation resulting from government interventions and stimulus and continued disruptions to and volatility in the financial markets remain unknown.
Given the uncertainty around the extent and timing of any potential future spread or mitigation of the COVID-19 pandemic, and around the imposition or relaxation of protective measures in Chicago and throughout the United States, we cannot reasonably estimate the impact that the COVID-19 pandemic will have on our business, financial condition and results of operations.
Recent turmoil in the banking industry may negatively impact our business, results of operations and financial condition.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the March 2023 failures of Silicon Valley Bank and Signature Bank, liquidity issues at Credit Suisse, government responses and resulting investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.
Business interruptions in Chicago due to crime or civil unrest could adversely affect us.
Our business and our assets are planned to be primarily located in Chicago, Illinois, a city which has recently experienced very high levels of criminality and civil unrest. Heightened criminality or the perception of danger among our customers, and events of civil unrest, at or in the vicinity of any of the facilities that we intend to operate, including our temporary casino and our permanent resort and casino, could result in a decline in customer traffic and spending patterns, which would result in a decline in revenue. We currently do not have business interruption insurance in place. If and when we do have business interruption insurance coverage it may only cover some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our trademarks, reputation and consumer loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and/or cash flow.
Political uncertainty could adversely affect our business.
U.S. and non-U.S. markets could experience political uncertainty and/or change that subjects investments to heightened risks, including, for instance, risks related to the elections in the United States, the large-scale invasion of Ukraine by Russia that began in February 2022, or the effect of the COVID-19 pandemic on world leaders and governments. These heightened risks could also include:
•
increased risk of default (by both government and private issuers);

•
greater social, trade, economic and political instability (including the risk of war or terrorist activity);

•
greater governmental involvement in the economy;

•
greater governmental supervision and regulation of the securities markets and market participants resulting in increased expenses related to compliance;

•
greater fluctuations in currency exchange rates;

•
controls or restrictions on foreign investment and/or trade, capital controls and limitations on repatriation of invested capital and on the ability to exchange currencies;

•
inability to purchase and sell investments or otherwise settle security or derivative transactions (i.e., a market freeze);

•
unavailability of currency hedging techniques; and

•
slower clearance.

During times of political uncertainty and/or change, global markets often become more volatile. There could also be a lower level of monitoring and regulation of markets while a country is experiencing political uncertainty and/or change, and the activities of investors in such markets and enforcement of existing regulations could become more limited. Markets experiencing political uncertainty and/or change could have substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates typically have negative effects on such countries’ economies and markets. Tax laws could change materially, and any changes in tax laws could have an unpredictable effect on us, our investments and our investors. There can be no assurance that political changes will not cause us or our investors to suffer losses.
Risks Related to Competition
Chicago is still not known as a location for gaming tourism and, therefore, we face significant competition from both regional and national gaming centers.
The Illinois Gambling Act established the Illinois Gaming Board and authorized up to ten casino licenses. Currently, all ten original licenses are active. In July 2009, Public Act 96-0034 became law, creating the Illinois Video Gaming Act. Since 2009, Video Gaming has rapidly expanded across Illinois. On June 28, 2019, Illinois Governor J.B. Pritzker signed the gaming expansion bill into law which permits sports wagering, including online/mobile, a Chicago casino, five additional casinos, slots and table games at racetracks, possible slots at the Chicago airports, an additional video gaming terminal at each establishment and in some instances five additional video gaming terminals, and the opportunity for existing casinos to move to land-based operations or purchase additional gaming positions. As of the end of February 2023, there were over 45,000 VGTs spread throughout 8,200 licensed establishments.
The market for gaming, hotel and other entertainment facilities in Chicago is rapidly evolving, but remains in its infancy. While Illinois is undergoing expansion since various states started to liberalize gaming (including sports betting), Chicago is still not known as a location for gaming tourism and, therefore, subject to significant competition from both regional and national gaming centers. An underserved and untapped market, the city of Chicago is served by the Rivers Casino in a suburb of Chicago, the northwestern Indiana casinos, a retail sports book at the United Center, a retail sports book opening at Wrigley Field in 2023 and the Waukegan casino. In addition, Hawthorne Race Course has submitted an application for a gaming license to open a “racino.”
The gaming industry, including retail casinos, iGaming and sports wagering, is highly competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near Illinois or through Native American gaming facilities, could adversely affect our financial results.
Once our permanent resort and casino is complete and operational, we will face significant competition in all of the areas in which we conduct our business. Currently, there are approximately 17 gaming centers located within a 100-mile radius of our location. Also, the Hawthorne Race Course has submitted an application for a gaming license to open a “racino” approximately 10 miles from our permanent resort and casino site. Increased competitive pressures may adversely affect our ability to continue to attract customers or affect our ability to compete efficiently.
Our temporary casino and our permanent resort and casino will be located in a jurisdiction that restricts gaming to certain areas and/or may be affected by state laws that currently prohibit or restrict gaming operations. We also face the risk that existing casino licensees in Illinois and in nearby states will expand their operations and the risk that Native American gaming will continue to grow, both throughout Illinois and in nearby states. Budgetary and other political pressures faced by state governments could lead to intensified efforts directed at the legalization of gaming in jurisdictions where it is currently prohibited.

The legalization of gaming in such jurisdictions could be an expansion opportunity for our business, or create competitive pressures, depending on where the legalization occurs and our ability to capitalize on it. Our ability to attract customers could be significantly and adversely affected by the legalization or expansion of gaming in certain jurisdictions and by the development or expansion of Native American casinos in areas where our customers may visit.
In addition, our competitors in Illinois and in nearby states may refurbish, rebrand or expand their casino offerings, which could result in increased competition. Furthermore, changes in ownership may result in improved quality of our competitors’ facilities, which may make such facilities more competitive. Certain of our competitors are large gaming companies with greater name recognition and marketing and financial resources. In some instances, particularly in the case of Native American casinos, our competitors pay lower taxes or no taxes. These factors create additional challenges for us in competing for customers and accessing cash flow or financing to fund improvements for our casino and entertainment products that enable us to remain competitive.
We expect to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, a number of vacancies in key corporate and property management positions can be expected. If we are unable to successfully recruit and retain qualified management personnel at our facilities or at the corporate level, our results of operations could be adversely affected.
We will also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sportsbooks, pari-mutuel or simulcast betting on horse and dog racing, state-sponsored lotteries, instant racing machines, video lottery terminals (“VLT”) (including racetracks that offer VLT) and video poker terminals. In the future, we may also compete with gaming or entertainment at other venues. Further competition from Internet lotteries and other Internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from the facilities we own and thus adversely affect our business. Such Internet wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of U.S. Department of Justice positions related to the application of federal laws to intrastate Internet gaming and initiatives in some states to consider legislation to legalize intrastate Internet wagering. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of Internet gaming in Illinois and in nearby states.
In addition, in May 2018, the U.S. Supreme Court struck down as unconstitutional the Professional and Amateur Sports Protection Act of 1992, a federal statute enacted to stop the spread of state-sponsored sports gambling. This decision lifted federal restrictions on sports wagering and allows each state to determine by itself the legality of sports wagering within its jurisdiction. While new federal online gaming legislation has been introduced in Congress from time to time, there has been no federal legislative response to the U.S. Supreme Court’s decision. As a result, numerous states, including Illinois and states located near Illinois, have passed legislation authorizing fixed-odds sports betting online. This decreases our ability to serve as a hub for sports betting, as customers can access sports betting throughout Illinois and nearby states without needing to venture to our temporary casino or our permanent resort and casino, which results in decreased traffic and reduced potential revenue generation.
We may also face competition from other gaming facilities which are able to offer sports wagering services (including mobile sports wagering) following the enactment of applicable legislation. Numerous states that border Illinois have pending or proposed legislation which would allow for sports betting, each of which could have an adverse effect on our financial results by further reducing the foot traffic to our temporary casino or our permanent resort and casino.
The gaming industry is characterized by an increasingly high degree of competition among a large number of participants operating from physical locations and/or through online or mobile platforms, and other forms of gaming in the United States. Recently, there has been additional significant competition in our markets as a result of the upgrading or expansion of properties by existing market participants, the entrance of new gaming participants into a market or legislative changes permitting additional forms of gaming. As competing properties and new markets open, our results of operations may be negatively impacted. We expect each existing or future market in which we participate to be highly competitive.
Existing and new competitors may also increase marketing spending, including to unprofitable levels, in an attempt to distort the online gambling market to build market share quickly. Some of our competitors have or will have significantly greater financial, technical, marketing and sales resources and may be able to respond more quickly to changes in customer needs. Additionally, these competitors may be able to devote a greater number of resources to the enhancement, promotion and sale of their games and gaming systems. Our future success is or will be dependent upon its ability to retain its current customers and to acquire new customers. Failure to do so could result in a material adverse effect on our business, financial condition and results of operations.
Compliance, Regulatory and Legal Risks
We will be subject to extensive state and local regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.
Our ownership and operation of our temporary casino and our permanent resort and casino will be subject to extensive state and local regulation, and regulatory authorities at the state and local levels have broad powers with respect to the licensing of these businesses, and may reject, revoke, suspend, condition, fail to renew or limit our gaming or other licenses, impose substantial fines and take other actions, each of which poses a significant risk to our business, results of operations and financial condition. We have applied to hold all state and local licenses and related approvals necessary to conduct our intended operations in our temporary casino and our permanent resort and casino, and will be required to periodically apply to renew many of these licenses and registrations and have the suitability of certain of our directors, officers and employees renewed. There can be no assurance that we will be able to obtain licenses, that we will be able to secure any required renewals or that we will be able to obtain future approvals that would allow us to continue to run our gaming operations in our temporary casino or our permanent resort and casino. Any failure to obtain, maintain or renew existing licenses, registrations, permits or approvals would have a material adverse effect on us. As we expand our gaming operations to offer new and improved options for customers, we may have to meet additional suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and we cannot be sure that we will be successful. Furthermore, if additional gaming laws or regulations are adopted in jurisdictions where we operate, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.
Gaming authorities in Illinois generally require that any beneficial owner of our securities file an application for a finding of suitability. If a gaming authority requires a record or beneficial owner of our securities to file a suitability application, the owner must generally apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming authority. The gaming authority has the power to investigate such an owner’s suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable, then the owner may be required by law to dispose of his or her interests in the Company.
Our officers, directors and key employees are also subject to a variety of regulatory requirements and various licensing and related approval procedures in Illinois. If the Illinois gaming authority were to find any of our officers, directors or key employees unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, Illinois gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could adversely affect our gaming operations.
Applicable gaming laws and regulations may restrict our ability to issue certain securities, incur debt and undertake other financing activities. Such transactions would generally require notice and/or approval of applicable gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we manage gaming facilities. Applicable gaming laws further limit our ability to engage in certain competitive activities and impose requirements relating to the composition of our Board and senior management personnel. If state regulatory authorities were to find any person unsuitable with regard to his, her or its relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could materially adversely affect our business.
We will be subject to numerous federal, state and local laws that may expose us to liabilities or have a significant adverse impact on our operations. Changes to any such laws could have a material adverse effect on our operations and financial condition.
Our business will be subject to a variety of federal, state and local laws, rules, regulations and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could have an adverse effect on our business, financial condition and results of operations.
We anticipate that many of our employees, especially those that interact with our customers, will receive a base salary or wage that is established by applicable Illinois and federal laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, Illinois and U.S. lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition and results of operations.
The sale of alcoholic beverages is a highly regulated and taxed business. Federal, state and local laws and regulations govern the production and distribution of alcoholic beverages, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships and related matters. Federal, state and local governmental entities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals and could have a material adverse effect on our business, financial condition and results of operations. From time to time, local and state lawmakers, as well as special interest groups, have proposed legislation that would increase the federal and/or state excise tax on alcoholic beverages or certain types of alcoholic beverages. If federal or state excise taxes are increased, we may have to raise prices to maintain profit margins on the sales of any alcoholic beverages. Higher taxes may reduce overall demand for alcoholic beverages, thus negatively impacting sales of our alcoholic beverages at our temporary casino or our permanent resort and casino. Further federal or state regulation may be forthcoming that could further restrict the distribution and sale of alcohol products. Any material increases in taxes or fees or the adoption of additional taxes, fees or regulations could have a material adverse effect on our business, financial condition and results of operations.
In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related restaurant business or businesses to be forced to cease operations. Moreover, Illinois liquor laws may prevent the expansion of restaurant operations or interfere with the manner in which we intend to operate our restaurants.
Once we start operating our temporary casino and our permanent resort and casino, we anticipate that we will handle significant amounts of cash in our operations and are subject to various reporting and anti-money laundering laws and regulations. Recently, U.S. governmental authorities have evidenced an increased focus on compliance with anti-money laundering laws and regulations in the gaming industry. Any violation of anti-money laundering laws or regulations could have a material adverse effect on our business, financial condition and results of operations. Internal control policies and procedures and employee training and compliance programs that we intend to implement will attempt to deter prohibited practices, but they may not be effective in prohibiting our future employees, contractors or agents from violating or circumventing our policies and the law. If we or our employees or agents fail to comply with applicable laws or our policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.
We may in the future be subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include U.S. Environmental Protection Agency regulations. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures.
We expect to also be subject to laws and regulations that create liability and cleanup responsibility for releases of regulated materials into the environment. Certain of these laws and regulations impose strict, and under certain circumstances joint and several, liability on a current or previous owner or operator of property for the costs of remediating regulated materials on or emanating from our property. The costs of investigation, remediation or removal of those substances may be substantial. The presence of, or failure to remediate properly, such materials may adversely affect our ability to operate our temporary casino or our permanent resort and casino or to borrow funds using such property as collateral. Additionally, as an owner or manager of real property, we could be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from third-party sites. These laws typically impose clean-up responsibility and liability without regard to whether the owner or manager knew of or caused the presence of the contaminants and the liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility.
The possibility exists that contamination, as yet unknown, may exist on our anticipated properties. There can be no assurance that we will not incur expenditures for environmental investigations or remediation in the future.
We may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our business and financial condition.
From time to time, we may be named in lawsuits or other legal proceedings relating to our businesses. In particular, the nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, shareholders, competitors, business partners and others in the ordinary course of business. As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could adversely affect our business, financial condition and results of operations.
The regulatory framework which governs our business, and its interpretation, may be subject to change which we may fail to anticipate and/or respond to.
In order to operate our temporary casino and our permanent resort and casino, we will be required to hold licenses issued by the Illinois Gaming Board. The holders of such licenses are bound to meet stringent compliance requirements relating to matters such as anti-money laundering, safer gaming, data protection, advertising and consumer rights issues. Compliance with such requirements is incorporated into the relevant licenses as a licensing condition (or similar) with a corresponding requirement for us to comply with such onerous requirements.
In carrying out its functions, the Illinois Gaming Board is under a statutory duty to ensure that license holders are operating their businesses in ways that are reasonably consistent with the licensing objectives set out in the law, which include preventing gaming from being a source of (or associated with) crime or disorder, or being used to support crime; ensuring that gaming is conducted in a fair and open way and protecting children and other vulnerable people from being harmed or exploited by gaming.
While the objectives of regulation may remain largely stable, the methods that operators are required to employ to meet those objectives is in a state of constant evolution and development. We must respond adequately to the challenges this presents. If we are found to be in breach of our obligation to comply with such licensing requirements, then the Illinois Gaming Board may impose a financial penalty on us or impose other penalties, including removing or imposing conditions on the relevant gaming licenses. Such action could have a material adverse effect on our financial performance.
Our business will be subject to a variety of laws in the United States and in Illinois, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation, or the regulatory or prosecutorial climate applicable to the products and services we intend to offer in our temporary casino and our permanent resort and casino, or changes in gaming tax rates, tax rules and regulations or interpretation thereof related to such products and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.
We anticipate being generally subject to laws and regulations relating to gaming in Illinois, as well as the general laws and regulations that apply to all gaming and hospitality businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary, and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. The regulatory environment in Chicago or on a federal level may change in the future and any such change could have a material adverse effect on our results of operations.
Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated local laws, despite our efforts to obtain all applicable licenses or approvals. There is also risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors in the gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition and results of operations, as well as impact our reputation.
There can be no assurance that legally enforceable legislation will not be proposed and passed in Illinois to prohibit, legislate or regulate various aspects of our business (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations because a local license or approval may be costly for us or our business partners to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.
We may share part of the regulatory burdens of Bally’s.
The majority of our voting power has been and, following this offering will continue to be, held by Bally’s, and, in January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of Bally’s entered into a services agreement with BMG, a subsidiary of Bally’s, pursuant to which BMG agreed to provide us and certain subsidiaries of Bally’s with general business support services. Bally’s and its affiliates hold many privileged licenses in jurisdictions around the world, allowing them to operate gaming, hospitality and entertainment businesses. Regulators that issue such licenses have broad investigative powers and could ask for information from our majority stockholder, the entities from which we license intellectual property and their affiliates. Bally’s and its affiliates, including us and Bally’s Chicago Operating Company, LLC, will be obligated to cooperate with the investigations of such regulators. Such licenses may also limit the operations and activities of subsidiaries and affiliates of Bally’s, including us and Bally’s Chicago Operating Company, LLC.
Business Operational Risks
We will be reliant on effective payment processing services from a limited number of providers.
The provision of convenient, trusted, fast and effective payment processing services to our customers and potential customers is critical to our business. If there is any deterioration in the quality of the payment processing services provided to these customers or any interruption to those services (including with respect to system intrusions, unauthorized access or manipulation), or if such services are only available at an increased cost to us or our customers or are terminated and no timely and comparable replacement services are found, our customers and potential customers may be deterred from using our products and services. Any of these occurrences may have a material adverse effect on our business, financial condition and results of operations.
Furthermore, a limited number of banks and credit card companies process gambling related payments as a matter of internal policy and any capacity to accept such payments may be limited by the regulatory regime of a given jurisdiction. The introduction of legislation or regulations restricting financial transactions with gambling operators, other prohibitions or restrictions on the use of credit cards and other banking instruments for gambling transactions may restrict our ability to accept payments from our customers. These restrictions may be imposed as a result of concerns related to fraud, payment processing, AML or other issues related to the provision of gambling services. A number of issuing banks or credit card companies may from time to time reject payments to us that are attempted to be made by our customers. Should such restrictions and rejections become more prevalent, or any other restriction on payment processing be introduced, gambling activity by our customers could be adversely affected, which in turn could have a material adverse effect on our business, financial condition and results of operations.
In addition, we are subject to the risk of credit card chargebacks, which may also result in possible penalties. A chargeback is a credit card originated deposit transaction to a player account with an operator that is later reversed or repudiated. The risk of such chargeback transactions is greater in respect of certain markets and certain payment methods. We intend to recognize revenue upon the first loss of the player on amounts tendered, with any credit card chargebacks then deducted from revenues. Even though security measures are in place, high rates of credit card chargebacks could result in credit card associations levying additional costs and fines or withdrawing their service and could have a material adverse effect on our business, financial condition and results of operations.
Our electronic and table games hold percentages may fluctuate.
The gaming industry is characterized by an element of chance and guests’ winnings at our temporary casino and our permanent resort and casino will depend on a variety of factors, some of which are beyond our control. In addition to the element of chance, hold percentages (the ratio of net win to total amount wagered) are affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the volume of bets placed and the amount of time played. The variability of our hold percentages has the potential to adversely affect our business, financial condition and results of operations.
Our profitability will be dependent, in part, on return to players.
The revenue we derive from certain of our proposed gaming products will depend on the outcome of random number generators built into the gaming software running the games made available to our customers. Return to player is measured by dividing the amount of real money won by players on a particular game by the total real money wagers over a particular period on that game. An increasing return to player may negatively affect revenue as it represents a larger amount of money being won by players. Return to player is driven by the overall random number generator outcome, the mechanics of different games and jackpot winnings. Each game will utilize a random number generating engine; however, generally the return to player will fluctuate in the short-term based on large wins or jackpots or a large share of wagers made for higher-payout games. To the extent we are unable to set, or fail to obtain, a favorable return to player in our (or a third-party supplier’s) gambling software which maximizes revenue, it could have a material adverse effect on our business, financial condition and results of operations.
The success, including win or hold rates, of future sports betting and gaming products depends on a variety of factors and is not completely controlled by us.
The sports betting and gaming industries are characterized by an element of chance. Accordingly, we will employ theoretical win rates to estimate what a certain type of sports bet or game, on average, will win or lose in the long run. These theoretical win rates may not always yield positive results for us, which could cause our revenue to decrease as players’ winnings increase.
Our success depends in part on our ability to anticipate and satisfy user preferences in a timely manner. As we will operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products will be subject to changing consumer preferences that cannot be predicted with certainty. We will need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our customer’s needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products.
We will extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
We will conduct our gaming activities on a credit and cash basis at our temporary casino and our permanent resort and casino. Any such credit we extend will be unsecured. Table game players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than customers who tend to wager lower amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular period. We will extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible. Gaming debts evidenced by a credit instrument, including what is commonly referred to as a “marker,” and judgments on gaming debts are enforceable under the current laws of Illinois, and judgments on gaming debts in such jurisdictions are enforceable in all U.S. states under the Full Faith and Credit Clause of the U.S. Constitution; however, other jurisdictions may determine that enforcement of gaming debts is against public policy. Although courts of some foreign nations will enforce gaming debts directly and the assets in the United States of foreign debtors may be reached to satisfy a judgment, judgments on gaming debts from U.S. courts are not binding on the courts of many foreign nations.
Declining popularity of games and changes in device preferences of players could have a negative effect on our business.
Revenue from games tends to decline over time after reaching a peak of popularity and player usage. The speed of this decline is referred to as the decay rate of a game. As a result of this natural decline in the life cycle of our products, our business depends on our ability and the ability of our third-party partners to consistently and timely launch new games across multiple platforms and devices that achieve significant popularity. Our ability to successfully launch, sustain and expand games as applicable, largely will depend on our ability to, amongst other things: (1) anticipate and effectively respond to changing game player interests and preferences; (2) anticipate or respond to changes in the competitive landscape; (3) develop, sustain and expand games that are fun, interesting and compelling to play; (4) minimize launch delays and cost overruns on new games; (5) minimize downtime and other technical difficulties; (6) acquire leading technology and high quality personnel; and (7) comply with constraints on game design and/or functionality imposed by regulators. There is a risk that we may not launch any new games according to schedule, or that those games do not attract and retain a significant number of players, which could have a negative effect on our business, financial condition and results of operations.
In addition to offering popular new games, we must extend the life of the existing games which we make available to future customers, in particular the most successful games. While it is difficult to predict when revenues from any such existing games will begin to decline, for a game to remain popular, we must constantly enhance, expand or upgrade the relevant game with new features that players find attractive. There is a risk that we may not be successful in enhancing, expanding or upgrading our current games or any new games in the future and, in addition, regulators may introduce new rules that limit functionality within existing games. Should we not succeed in sufficiently offsetting the effects of declining popularity in the games we make available, this may have a material adverse effect on our business, financial condition and results of operations.

We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions.
We cannot assure you that any future acquisitions will enhance our financial performance. Our ability to achieve the expected benefits of any acquisitions will depend on, among other things, our ability to effectively translate our strategies into revenue, our ability to retain and assimilate the acquired businesses’ employees, our ability to retain existing customers and suppliers on terms similar to, or better than, those in place with the acquired businesses, our ability to attract new customers, the adequacy of our implementation plans, our ability to maintain our financial and internal controls and systems as we expand our operations, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and revenue goals. The integration of the businesses that we acquire might also cause us to incur costs that are unforeseen or that exceed our estimates, which would lower our future earnings and would prevent us from realizing the expected benefits of such acquisitions. In some cases, the services provided by the sellers are critical to the ongoing efficient operation of the properties and may involve costly payments from us to the provider of the services. If the provision of these services by the sellers is disrupted or given insufficient attention by the sellers, our ability to operate the properties may be negatively impacted until such time as we are able to take full control over the services. Moreover, we must pay the sellers for these services and the costs to us for these services may exceed our estimates and these expenses will negatively impact the results of operations of these properties during these transition periods. Failure to achieve the anticipated benefits of these acquisitions could result in decreases in the amount of expected revenues and diversion of management’s time and energy and could adversely affect our business, financial condition and operating results.
Our growth will depend, in part, on the success of our strategic relationships with third parties. Overreliance on certain third parties or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.
We may enter into strategic relationships with advertisers, casinos and other third parties in order to attract customers to our temporary casino and our permanent resort and casino. We believe that these relationships, along with providers of online services, search engines, social media, directories and other websites and e-commerce businesses, will help direct consumers to our temporary casino and our permanent resort and casino. In addition, many of the parties with whom we may enter into advertising arrangements may provide advertising services to other companies, including fantasy sports and gaming platforms with whom we compete. While we believe there are other third parties that could drive users to our temporary casino and our permanent resort and casino, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fails to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract consumers cost effectively and harm our business, financial condition and results of operations.
We conduct our business in an industry that is subject to high taxes and may be subject to higher taxes in the future.
In Illinois, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also will be required to pay property taxes, occupancy taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes. Our profitability will depend on generating enough revenues to cover variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases could significantly impact the profitability of our gaming operations.
Our operations are generally subject to significant revenue-based taxes and fees in addition to normal federal, state and local income taxes, and such taxes and fees are subject to increase at any time. In addition, from time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Further, worsening economic conditions could intensify the efforts of applicable state and local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws in these jurisdictions or in the administration of such laws. Such changes, if adopted, could adversely affect our business, financial condition and results of operations. Any material increase, or the adoption of additional taxes or fees, could adversely affect our future financial results.
There can be no assurance that governments in Illinois or Chicago, or the federal government, will not enact legislation that increases gaming tax rates. General economic pressures have the potential to reduce revenues of state and local governments from traditional tax sources, which may cause state legislatures or the federal government to be more inclined to increase gaming tax rates.
If we fail to detect fraud, theft or cheating, including by our users and employees, our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation.
We may incur losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a customer and attempted payments by customer with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds at our temporary casino and our permanent resort and casino with fraudulent credit card data, even if the associated financial institution approved the credit card transaction.
Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and customer experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition and results of operations. In the event of the occurrence of any such issues with our proposed product offerings, substantial engineering and marketing resources and management attention, may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.
In addition, any misappropriation of, or access to, customer’s or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our customers, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.
Despite measures we will take to detect and reduce the occurrence of fraudulent or other malicious activity in our temporary casino and our permanent resort and casino, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.
We have limited operating history.
We have limited operating history and there can be no assurance that our proposed plan of business can be realized in the manner contemplated and, if it cannot be, our shareholders may lose all or a substantial part of their investment. There is no guarantee that it will ever realize any significant operating revenues or that its operations will ever be profitable. As we have limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.
We are largely dependent on the skill and experience of management and key personnel.
Our officers, directors and key employees either are or will be required to file applications with the Illinois Gaming Board, and are required to be licensed or found suitable by such authority. If the Illinois Gaming Board were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the Illinois Gaming Board may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations. The time and effort needed to successfully complete the application process could impact our ability to attract, hire and retain top talent.
We are subject to risks associated with labor relations, labor costs and labor disruptions.
We will be subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. From time to time, our operations may be disrupted by strikes, public demonstrations or other coordinated actions and publicity. We may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions.
We may incur impairments to indefinite-lived intangible assets or long-lived assets.
We will monitor the recoverability of our long-lived assets, such as buildings in our permanent resort and casino, and evaluate their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We intend to perform interim reviews whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we will be required to record a non-cash impairment charge for the difference between the carrying value and fair value of the long-lived assets or the carrying value and fair value of the reporting unit, in the period the determination is made. The testing of long-lived assets for impairment will require us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of long-lived assets or reporting unit, which may result in an impairment charge.
We cannot accurately predict the amount or timing of any impairment of assets. Should the value of long-lived assets become impaired, our financial condition and results of operations may be adversely affected.
We anticipate that our operations will be subject to seasonal variations and quarterly fluctuations in operating results.
Casino and hotel operations are subject to seasonal variation. Seasonal weather conditions can frequently adversely affect transportation routes to Chicago and may cause snowfall, flooding and other effects that result in the closure of our temporary casino or our permanent resort and casino. In addition, any sports betting business we open in our resort and casino may experience seasonality based on the relative popularity of certain sports at different parts of the year. As a result, unfavorable seasonal conditions could have a material adverse effect on our business, financial condition and results of operations.
Our business will be particularly sensitive to energy prices and a rise in energy prices could harm our operating results.
We will be a large consumer of electricity and other energy in Chicago and, therefore, higher energy prices may have an adverse effect on our results of operations. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher electricity and gasoline prices that affect our customers may result in reduced visitation to our temporary casino or our permanent resort and casino and a reduction in our revenues. We may be indirectly impacted by regulatory requirements aimed at reducing the impacts of climate change directed at up-stream utility providers, as we could experience potentially higher utility, fuel and transportation costs.
Our insurance and self-insurance programs, through our parent entity, may not be adequate to cover future claims.
Although we maintain insurance that we believe is customary and appropriate for our business at this stage of our operations, we cannot assure you that insurance will be available or adequate to cover all losses and damage to which our business or our assets might be subjected in current or future periods. We use a combination of insurance and self-insurance, through our parent entity, to provide for potential liabilities, including employee healthcare benefits, up to certain stop-loss amounts which limit our exposure above the amounts we have self-insured. We estimate the liabilities and required reserves associated with the risks we retain. Any such estimates and actuarial projection of losses is subject to a considerable degree of variability. A considerable increase in claims as a result of a pandemic, including as a result of the COVID-19 pandemic, could have a material adverse effect on our business, financial condition or results of operations. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that exceeds our self-insurance reserves, and any excess insurance coverage, the loss and attendant expenses could harm our business, financial condition or results of operations. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are uninsured or underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations. We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits, further increase our deductibles or agree to certain exclusions from our coverage.
Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as blizzards, floods, tornadoes, fires or other catastrophic events, including war and terrorism.
Natural disasters, such as major blizzards, floods, fires and earthquakes, occur with some frequency in Chicago and could adversely affect our business and operating results.
Catastrophic events, such as terrorist attacks in the United States and elsewhere, have had a negative effect on travel and leisure expenditures, including lodging, gaming and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. There can be no assurance that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our facilities due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition would be adversely affected.
We may be unable to obtain business interruption coverage for casualties resulting from severe weather such as hurricanes, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.
Failure to comply with the community investment program commitments specified in the Host Community Agreement could have a material adverse effect on our financial condition and results of operations.
The Host Community Agreement with the City of Chicago provides for certain community investment program commitments, with which the failure to comply could have a material adverse effect on our financial condition and results of operations. Under the Host Community Agreement, we have committed that 25% of our ownership interests will be owned by individuals that are Minorities or Minority-owned and controlled entities no later than 12 months following the effective date of the agreement, or such later date as may be determined by the City of Chicago, and will continue for no less than five years thereafter. We have also agreed to meet or exceed the goals, as specified in the agreement, for contracting with city-based businesses for the design and construction of our permanent resort and casino and the provision of goods and services to our permanent resort and casino; meet or exceed the hiring of the minimum number of employees as specified in the agreement; meet or exceed the goals, as specified in the agreement, for work hours for construction work by city residents and residents of the area surrounding our permanent resort and casino; meet or exceed the goals for hiring specific percentages of city residents, women, Minorities, veterans and persons with a disability; satisfy the requirements for business utilization and building wealth and increasing employment in disadvantaged communities, prioritize hiring of city residents and achieve a diverse workforce; and satisfy the requirements for locally sourcing goods and services as specified in the agreement. In addition, we have also agreed to establish, fund and maintain human resource hiring and training practices and comply with certain workforce development plans. Any failure to comply with these commitments may result in an event of default under the agreement, and the City of Chicago will have the right, among others, to exercise any and all remedies available at law or in equity, terminate the agreement, and institute and prosecute proceedings to enforce in whole or in part the specific performance of the agreement by us. See “Business —Our Relationship with Chicago — Community Investment Program” for additional information.
Risks Related to Our Relationship with Bally’s
Bally’s controls the direction of our business, and the concentrated ownership of our interests will prevent you and other interest holders from influencing significant decisions.
Following the closing of this offering, as the sole holder of our Class B Interests, Bally’s will hold 75% of the economic and voting power in the Company. As long as Bally’s continues to control ownership interests representing a majority of our combined voting power, it will generally be able to determine the outcome of all corporate actions requiring interest holders approval. Even if Bally’s were to control less than a majority of our combined voting power, it may be able to influence the outcome of corporate actions so long as it owns a significant portion of our combined voting power. If Bally’s does sell or otherwise dispose of its Class B Interests, Bally’s could retain control over us for an extended period of time or indefinitely.
Investors in this offering will not be able to affect the outcome of any interest holder’s vote while Bally’s controls the majority of our combined voting power except with respect to certain board designation rights reserved for each class of interests. Specifically, the Class A Interests, voting as a class, will have the ability to elect two members to our five-person board of directors, with the Class B Interests, voting as a class, having the ability to elect the remaining three members of our five-person board of directors. Bally’s thus will be able to elect a majority of our board of directors, which in turn will be able to influence all matters affecting us, including, among other things:
•
any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;

•
any determinations with respect to mergers, business combinations or disposition of assets;

•
determination of our management policies;

•
determination of the composition of the committees on our board of directors;

•
our financing policy;

•
our compensation and benefit programs and other human resources policy decisions;

•
termination of, changes to or determinations under our agreements with Bally’s;

•
changes to any other agreements that may adversely affect us; and

•
the payment of dividends.

See “Description of Ownership Interests.” Because Bally’s interests may differ from ours or from those of our other interest holders, actions that Bally’s takes with respect to us, as our controlling interest holder, may not be favorable to us or our interest holders.
If Bally’s sells a controlling interest in our Company to a third party in a private transaction, you may not realize any change-of-control premium on our Class A Interests, and we may become subject to the control of a presently unknown third party.
Following the closing of this offering, Bally’s will hold 75% of our combined voting power. Bally’s will have the ability, should it choose to do so, to sell some or all of its Class B Interests in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.
The ability of Bally’s to privately sell its Class B Interests, with no requirement for a concurrent offer to be made to acquire all of our Class A Interests, could prevent you from realizing any change-of-control premium on your Class A Interests that may otherwise accrue to Bally’s on its private sale of Class B Interests. Additionally, if Bally’s sells Class B Interests representing a significant portion of our interests, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other interest holders. In addition, if Bally’s sells a controlling interest in our Company to a third party, any debt financing we secure in the future may be subject to acceleration, Bally’s subsidiary, BMG, may terminate the services agreement and other arrangements, and our other relationships and agreements could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations, cash flows and financial condition.
Bally’s interests may conflict with our interests and the interests of the other holders of our ownership interests. Conflicts of interest between Bally’s and us could be resolved in a manner unfavorable to us and the other holders of our ownership interests.
Various conflicts of interest between us and Bally’s could arise. Ownership interests of directors or officers of Bally’s in our Company and ownership interests of our directors and officers in the stock of Bally’s, or a person’s service either as a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions relating to our Company. These decisions could include:
•
corporate opportunities;

•
the impact that operating decisions for our business may have on Bally’s consolidated financial statements;

•
differences in tax positions between Bally’s and us;

•
the impact that operating or capital decisions (including the incurrence of indebtedness) for our business may have on Bally’s current or future indebtedness or the covenants under that indebtedness;

•
future, potential commercial arrangements between Bally’s and us or between Bally’s and third parties;

•
business combinations involving us;

•
our dividend policy;

•
management interest ownership; and

•
intercompany agreements between Bally’s and us.

Furthermore, disputes may arise between Bally’s and us relating to our past and ongoing relationship and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:
•
tax, employee benefits, indemnification and other matters arising from this offering;

•
the nature, quality and pricing of services Bally’s agrees to provide to us;

•
sales or other disposals by Bally’s of all or a portion of its Class B Interests; and

•
business combinations involving us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Bally’s, we may not have the leverage to negotiate amendments to our agreements with Bally’s, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.
The interests of Bally’s major shareholders may differ from your interests.
As of April 14, 2023, Noel Hayden owned 10.73% of Bally’s common shares and Standard RI Ltd (“Standard”) owned 22.95% of Bally’s common shares. Standard General L.P. serves as investment manager to Standard and, in that capacity, exercises voting and investment control over the shares held by Standard. Soohyung Kim, Chairman of Bally’s, is the managing partner and chief investment officer of Standard General L.P. As a result, Noel Hayden, Standard, Standard General L.P. and Soohyung Kim (the “Bally’s majority shareholders”) have the ability to directly or indirectly exert significant influence over certain aspects of Bally’s business and affairs through the election of directors and vote on corporate actions requiring shareholder approval.

This concentration of ownership could also deter a change in control of our Company and make the approval of some transactions difficult without the support of the Bally’s majority shareholders. The relationship between the Bally’s majority shareholders and Bally’s may give rise to conflicts of interest with respect to, among other things, transactions and agreements among other entities controlled by the Bally’s majority shareholders and us, issuances of additional securities and the election of directors. To the extent the interests of the Bally’s majority shareholders diverge from our interests, they may exercise their influence over us in favor of their own interests over our interests. Similarly, the interests of the Bally’s majority shareholders may differ from or conflict with your interests as a holder of the Class A Interests.
Certain of our directors may have actual or potential conflicts of interest because of their positions with Bally’s.
Following this offering,     ,        and        will serve on our board of directors and will retain their positions with Bally’s. In addition, such individuals may own Bally’s stock, options to purchase Bally’s stock or other Bally’s equity awards. These individuals’ holdings of Bally’s stock, options to purchase Bally’s stock or other equity awards may be significant for some of these persons compared to these persons’ total assets. Their positions at Bally’s and the ownership of any Bally’s equity or equity awards creates, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for Bally’s than the decisions have for us.
Our amended and restated certificate of incorporation will limit Bally’s and its directors’ and officers’ liability to us or you for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.
Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, will provide that, subject to any contractual provision to the contrary, Bally’s will have no obligation to refrain from:
•
engaging in the same or similar business activities or lines of business as we do;

•
doing business with any of our clients, consumers, vendors or lessors;

•
employing or otherwise engaging any of our officers or employees; or

•
making investments in any property in which we may make investments.

Under our amended and restated certificate of incorporation, neither Bally’s nor any officer or director of Bally’s, except as provided in our amended and restated certificate of incorporation, will be liable to us or to our interest holders for breach of any fiduciary duty by reason of any of these activities.
Additionally, our amended and restated certificate of incorporation will include a “corporate opportunity” provision in which we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors or officers who are also directors, officers, employees or other affiliates of Bally’s or its affiliates (except that we and our subsidiaries shall not be deemed affiliates of Bally’s or its affiliates for the purposes of the provision), or dual persons, or (ii) Bally’s itself, and which relate to the business of Bally’s or may constitute a corporate opportunity for both Bally’s and us. Generally, neither Bally’s nor our directors or officers who are also dual persons will be liable to us or our interest holders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of Bally’s or its affiliates, directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to Bally’s or its affiliates, or does not communicate information regarding such corporate opportunity to us. The corporate opportunity provision may exacerbate conflicts of interest between Bally’s and us because the provision effectively permits one of our directors or officers who also serves as a director, officer, employee or other affiliate of Bally’s to choose to direct a corporate opportunity to Bally’s instead of us.
Bally’s will not be restricted from competing with us in our resort and casino business, including as a result of acquiring a company that operates a resort and casino business. Due to the significant resources of Bally’s, including financial resources, name recognition and know-how resulting from the management of our business, Bally’s could have a significant competitive advantage over us should it decide to utilize these resources to engage in the type of business we conduct, which may cause our operating results and financial condition to be materially adversely affected.
Third parties may seek to hold us responsible for liabilities of Bally’s, which could result in a decrease in our income.
Third parties may seek to hold us responsible for Bally’s liabilities. If those liabilities are significant and we are ultimately held liable for them, we cannot assure that we will be able to recover the full amount of our losses from Bally’s.
We may not achieve some or all of the anticipated benefits of being a standalone public company.
We may not be able to achieve all of the anticipated strategic and financial benefits expected as a result of being a standalone public company, or such benefits may be delayed or not occur at all. These anticipated benefits include the following:
•
allowing investors to evaluate the distinct merits, performance and future prospects of our business, independent of Bally’s other businesses;

•
improving our strategic and operational flexibility and increasing management focus as we continue to implement our strategic plan and allowing us to respond more effectively to different player needs and the competitive environment for our business;

•
allowing us to adopt a capital structure better suited to our financial profile and business needs, without competing for capital with Bally’s other businesses;

•
creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our ownership interests; and

•
facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

We may not achieve the anticipated benefits of being a standalone public company for a variety of reasons, and it could adversely affect our operating results and financial condition.
We rely on our access to Bally’s brands and reputation and some of Bally’s relationships.
We believe the association with Bally’s will contribute to our building relationships with our players due to its recognized brands and products. Any perceived loss of Bally’s scale, capital base and financial strength may prompt our business partners to reprice, modify or terminate their relationships with us. In addition, any future reduction of Bally’s ownership of our Company may affect our then current and future business relationships. We cannot predict with certainty the effect any of these perceived loss and ownership reductions will have on our business.
The services that we receive from Bally’s subsidiary, BMG, may not be sufficient for us to operate our business, and we would likely incur significant incremental costs if we lost access to BMG’s services.
In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on

January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.
If we lost access to the services provided to us by BMG under this agreement, we would need to replicate or replace certain functions, systems and infrastructure. We may also need to make investments or hire additional employees to operate without the same access to Bally’s existing operational and administrative infrastructure. These initiatives may be costly to implement. The amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs could be subject to change.
We may not be able to replace the services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from BMG under the services agreement. Additionally, if the services agreement is terminated, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from BMG. If we have to operate these functions separately, if we do not have our own adequate systems and business functions in place or if we are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Bally’s and BMG, which might not be addressed in our services agreement. The level of this informal support could diminish or be eliminated following this offering.
While we are controlled by Bally’s, we may not have the leverage to negotiate amendments to our agreement with BMG and any agreements with Bally’s, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.
We may have received better terms from unaffiliated third parties than the terms we have received and will receive in our agreements with Bally’s and its affiliates.
The agreements that we have entered and will enter into with Bally’s and its affiliates in connection with this offering, including the services agreement, have been and will have been prepared while we were still a wholly-owned subsidiary of Bally’s. As a result, the terms of those agreements may not reflect terms that would have resulted if we had negotiated such terms with an unaffiliated third party.
We currently have very few employees and are dependent on Bally’s for various support services.
Except for the appointment of a small number of officers, we currently have a limited number of managers or employees. Until we appoint additional officers and hire additional employees, we will be dependent on the services of Bally’s to provide us with various support services, including legal, accounting, finance, operational support and oversight, marketing, employee management and customer support services. See “Transactions with Related Parties — Services Agreement.”
Our ability to successfully develop our permanent resort and casino on time and on budget is dependent to a large degree on the skills and efforts of employees of Bally’s. However, these individuals will not be our employees and they will not be devoting all of their time and attention to the development of our permanent resort and casino. If we or Bally’s are unable to retain the services of our or its employees or if those employees do not devote sufficient time and attention to the development of our permanent resort and casino, we may be unable to complete our permanent resort and casino on time and within our estimated budget, or at all.
Bally’s involvement with other projects may adversely affect our permanent resort and casino.
As of December 31, 2022, Bally’s Corporation owns and manages 15 land-based casinos and one horse racetrack in ten states across the United States. As numerous regulatory approvals, licenses and permits are required for the development and management of these other properties, Bally’s must devote significant funds, in addition to human and other resources, to meet its obligations with respect to these properties. As resources are expended for these other properties, the resources available for the development and management of our permanent resort and casino may be diverted, which may have a material adverse effect on the development and construction of our permanent resort and casino and our business, financial condition, results of operations and ability to make payments on the notes.

Various subsidiaries of Bally’s operate in the same industries and may in certain instances compete against each other and us for customers and business.
In addition to our Company, as of December 31, 2022, Bally’s owns and manages 15 land-based casinos and one horse racetrack in ten states across the United States operating under Bally’s brand. Its land-based casino operations include approximately 14,800 slot machines, 500 table games and 5,300 hotel rooms, along with various restaurants, entertainment venues and other amenities. To the extent there is an overlap regarding the customers which Bally’s targets and the markets in which it operates, the subsidiaries of Bally’s may compete against each other for customers and business.
The interests of Bally’s as the owner of the Subordinated Loans may differ from our and your interests.
In connection with this offering, we intend to enter into a subordinated loan agreement with Bally’s pursuant to which Bally’s, as lender, will make the Subordinated Loans to us, as borrower, in various tranches and at varying amounts based on the total number of interests sold in this offering. The Subordinated Loans will bear interest at a rate equal to    % per annum, compounding quarterly. Principal and interest payments on the Subordinated Loans will be paid by the Company by withholding discretionary distributions that would otherwise be made by the Company to the investors with the corresponding Class A Interests, and applying such distributions to reduce amounts outstanding under the applicable Subordinated Loans. See “Subordinated Debt.”
The Subordinated Loans and Bally’s ability to influence our business may give rise to conflicts of interest with respect to, among other things, the timing and amount of payments on the Subordinated Loans. To the extent the interests of Bally’s diverge from our interests, Bally’s may exercise their influence over us in favor of its own interests over our interests. Similarly, the interests of Bally’s may differ from or conflict with your interests as a holder of Class A Interests.
We do not own Bally’s brands and expect to license the brands from an affiliate; if this license were to be terminated, it could negatively impact our business.
We expect to enter into a license agreement with BMG, another subsidiary of Bally’s, granting us the right to use certain trademarks and service marks, including the Bally’s marks. We expect that the license will be terminable in the event of an uncured material breach or in the event we are no longer an affiliate of BMG. If this license were to be terminated, we would be forced to rebrand, which could be costly, result in the loss of customers, and have a material adverse effect on the results of our operations.
Our business depends on the quality and reputation of the Bally’s brands.
All of our products and services will be offered under the Bally’s brand names, and we intend to continue to develop and offer products and services under the Bally’s brands. The concentration of our products and services under these brands may expose us to risks of brand deterioration or reputational decline, that are greater than if our portfolio were more diverse. Furthermore, as we are not the owner of the Bally’s brands, any failure by Bally’s to protect the Bally’s brands could reduce their value and also harm our business.
If third parties claim that we infringe upon their intellectual property rights, our operating results could be adversely affected.
We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of trademark or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) require us to rebrand or otherwise modify our operations; (iii) divert management’s attention and resources or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us of third party intellectual property infringement could result in our being required to pay significant damages, enter into costly license or royalty agreements, or cease the infringing activity, any of which could have a material adverse effect on the results of our operations.

Cybersecurity and Technology Risks
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.
We intend to engage a number of third parties to provide gaming operating systems for the facilities we own. As a result, we will rely on such third parties to provide uninterrupted services in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services (whether due to technological or financial difficulties or power problems), this may result in a material disruption to the wagering activity at our permanent resort and casino, which could have a material adverse effect on our business, operating results and financial condition.
As we finalize construction and commence operating our permanent resort and casino, we expect the amount and types of product and services offerings to continue to grow and evolve, which will require an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our customer’s needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the customer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased customer demands. Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and lottery systems.
We believe that if our users have a negative experience with our offerings, or if our brand or reputation is negatively affected, users may be less inclined to continue or resume utilizing our products or recommend our platform to other potential users. As such, a failure or significant interruption in our service would harm our reputation, business and operating results.
We are reliant on the reliability and viability of Internet infrastructure, which is out of our control, and the proper functioning of our own network systems.
The growth of Internet usage has caused interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that Internet infrastructure or our own network systems will continue to be able to support the demands placed on them by the continued growth of the Internet, the overall gambling industry or that of our customers. The Internet’s viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or by increased government regulation. The introduction of legislation or regulations requiring Internet service providers in any jurisdiction to block access to our websites and products may restrict the ability of our customers to access products and services offered by us. Such restrictions, should they be imposed, could have a material adverse effect on our business, financial condition and results of operations.
If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, financial condition and results of operations will be materially adversely affected. Additionally, the increasing presence of viruses and cyber-attacks may affect the viability and infrastructure of the Internet and/or the proper functioning of our network systems and could materially adversely affect our business, financial condition and results of operations.
Our business may be harmed from cybersecurity incidents and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our customers’, business partners’ or our own information or other breaches of information security.
We intend to make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information will be a critical element of our operations. Our information technology and other systems, or those of service providers and business partners, that maintain and transmit customer or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ or employee’s information may be lost, disclosed, accessed or taken without our customers’ or employees’ consent.
In addition, we expect that third-party service providers and other business partners will process and maintain proprietary business information and data related to our employees, customers, suppliers and other business partners. The information technology and other systems that we design and implement to maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third-party penetration of our network security or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees or those of a third-party service provider or business partner. As a result, our business information or customer, supplier and other business partner data may be lost, disclosed, accessed or taken without consent.
Any such loss, disclosure or misappropriation of, or access to, customers’ or business partners’ information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on our reputation and may adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may adversely affect our reputation, business, operating results and financial condition.
Our existing and future indebtedness may limit our operating and financial flexibility.
In connection with the closing of this offering, we intend to cause Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, to enter into a credit agreement (the “Credit Agreement”) providing approximately $      of total indebtedness outstanding, consisting of $      outstanding under a term loan facility (the “Term Loan”) and a $      revolving credit facility (the “Revolving Credit Facility” or “Revolver” and, together with the Term Loan, the “Credit Facility”). In addition, we expect to incur up to $      million of Subordinated Loans in connection with the issuance of the Class A interests. Our current and future indebtedness may have important negative consequences for us, including:
•
limiting our ability to satisfy obligations;

•
increasing vulnerability to general adverse economic and industry conditions;

•
limiting flexibility in planning for, or reacting to, changes in our businesses and the markets in which we conduct business;

•
increasing vulnerability to, and limiting our ability to react to, changing market conditions, changes in industry and economic downturns;

•
limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, debt service, general corporate or other obligations;

•
subjecting us to a number of restrictive covenants that, among other things, limit our ability to pay dividends and distributions, pay principal or interest on junior indebtedness, including the Subordinated Loans, make acquisitions and dispositions, borrow additional funds and make capital expenditures and other investments;

•
limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and/or interest payments on outstanding debt;

•
exposing us to interest rate risk due to the variable interest rate on borrowings under our Credit Facility;

•
causing our failure to comply with the financial and restrictive covenants contained in our current or future indebtedness could cause a default under such indebtedness (or our other indebtedness) and which, if not cured or waived, could adversely affect us; and

•
affecting our ability to renew gaming and other licenses necessary to conduct our business.

Though we have significant amounts of indebtedness outstanding, we have the ability to borrow the entire $      under our Revolving Credit Facility and may issue or incur additional indebtedness to fund our operations, including as necessary to execute on our growth strategy. Further, we may incur other liabilities that do not constitute indebtedness. The risks that we face based on our outstanding indebtedness may intensify if we incur additional indebtedness or financing obligations in the future.
Our Credit Agreement will contain restrictive covenants that may limit our operating flexibility.
Our Credit Agreement will include, and any future debt agreements and regulatory agreements will likely include, numerous financial and other covenants, imposing financial and operating restrictions on our business. In addition, our Credit Agreement is likely to restrict our ability to pay dividends, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions or reduce the amount of cash available for distribution. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. There can be no assurance that we will be able to comply with these covenants. The failure to comply with a financial covenant or other restriction contained in the Credit Agreement or any other agreement governing our indebtedness may result in an event of default under our such agreements. An event of default under our such agreements could result in acceleration of some or all of the applicable indebtedness as well as other indebtedness of ours and the inability to borrow additional funds. We do not have, and cannot be certain we would be able to obtain, sufficient funds to repay any such indebtedness if it is accelerated. Restrictions in our Credit Agreement and any other agreement governing our indebtedness might affect our ability to operate our business, might limit our ability to take advantage of potential business opportunities as they arise and might adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities.
Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.
Our ability to make payments on and refinance our indebtedness and to fund our operations and capital expenditures will depend upon our ability to generate cash flow and secure financing in the future. Our ability to generate future cash flow depends, among other things, upon:
•
the timing of finalizing construction and development of our permanent resort and casino;

•
our ability to obtain regulatory licenses to operate our temporary casino and our permanent resort and casino;

•
our future operating performance once we start operating our temporary casino and our permanent resort and casino;

•
general economic conditions;

•
competition;

•
legislative and regulatory factors affecting our operations and businesses; and

•
our future operating performance.

Some of these factors will be beyond our control. There can be no assurance that our temporary casino or our permanent resort and casino will generate cash flow from operations or that future debt or equity financings will be available to us to enable us to pay our indebtedness or to fund other needs. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. The inability to generate cash flow could result in us needing to refinance all or a portion of our indebtedness on or before maturity, including through the issuance of additional debt or equity securities. If needed, there can be no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could adversely affect our financial condition.
Our ability to continue as a going concern depends upon the funding by our parent entity.
We have incurred losses and negative cash flows from operations, excluding funds from our parent entity, since our inception. Our ability to continue as a going concern depends upon the funding by our parent entity. We do not expect to generate any operating revenues until after the completion of our temporary casino. There can be no assurance that we will be able to be successful in the development of our temporary casino and the planned operations therein. If we are unable to obtain sufficient funding, we could be forced to change or delay our planned operating activities, and our liquidity, results of operations and financial condition could be materially and adversely affected and we may be unable to continue as a going concern. If we seek additional financing to fund our business activities in the future and there is substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.
The amount of capital we are attempting to raise in this offering may not be enough to sustain our current business plan.
In order to achieve our near and long-term goals, we may need to procure funds in addition to the amount raised in this offering. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause you to lose all or a portion of your investment.
Risks Related to this Offering and Ownership of our Class A Interests
The best efforts structure of this offering may have an adverse effect on our business plan.
The placement agents are offering the Class A Interests in this offering on a best efforts basis. The placement agents are not required to purchase any securities, but will use their best efforts to sell the securities offered. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan.
Our Class A Interests will not have an active trading market and are subject to restrictions on transferability and redemption provisions, and you may find it difficult to sell your Class A Interests.
The Class A Interests are a new issue of securities, and we do not plan to list or display the Class A Interests on any securities exchange or interdealer market quotation system. There is no trading market for our Class A Interests and, due to transferability restrictions, an active market for our Class A Interests will never develop in the future. As such, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all.
In addition, our Class A Interests are also subject to restrictions on transferability and redemption provisions, each of which will individually and in the aggregate materially impact the ability of holders of our Class A Interests to transfer their Class A Interests following the closing of this offering. Our Class A Interests can only be transferred to immediate family members, including spouses, descendants and residents of the same household, under limited circumstances, including death (testate or intestate) or disability. Additionally, our Class A Interests can only be transferred to non-immediate family members that qualify as residents of Chicago, Illinois that have satisfied the Class A Qualification Criteria, as determined by us in our sole discretion. See “Interests Eligible for Future Sale” beginning on page 126. Class A Interests also cannot be transferred to employee benefit plans, IRAs and other Plans (as defined herein). See “Certain

ERISA Considerations” beginning on page 134. These transfer and redemption provisions could materially and adversely impact the value of your Class A Interests.
An investment in the Class A Interests is not an FDIC insured deposit.
The Class A Interests are not savings accounts, deposits or other obligations of any bank or non-bank entities and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency or instrumentality. Your investment will be subject to investment risk and you may experience loss with respect to your investment.
The Class A Interests are equity and are subordinate to our existing and future indebtedness.
The Class A Interests are equity interests in Bally’s Chicago, Inc. and do not constitute indebtedness. As such, the Class A Interests will rank junior to all indebtedness and other non-equity claims on our business with respect to assets available to satisfy claims, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of our Class A Interests:
•
pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s;

•
as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds; and

•
as a regulated gaming company, our ability to declare and pay dividends is subject to additional restrictions imposed by law.

You may not receive dividends or other distributions on the Class A Interests.
Any debt we may incur in the future is likely to restrict our ability to pay dividends, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions, or reduce the amount of cash available for distribution. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our ownership interests. Dividends on the Class A Interests are discretionary and non-cumulative. Consequently, if our board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend, holders of our Class A Interests will not be entitled to receive any such dividend.
We will have no obligation to pay dividends with respect to the Class A Interests or any other interests we may issue. In addition, if and to the extent such act would cause us to fail to comply with applicable contractual restrictions (including our indebtedness), laws, rules and regulations (including applicable gaming rules in Illinois), we may not declare, pay or set aside for payment dividends on our Class A Interests.
Even if we pay dividends on our Class A Interests, pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s until such time as such Subordinated Loans are fully paid and discharged, which means you may never directly receive a cash dividend on your Class A-1, A-2 and A-3 Interests.
Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. Therefore, even if our board of directors (or a duly authorized committee of the board) authorizes and declares a dividend on our equity interests, holders of our Class A-1, A-2 and A-3 Interests will not be entitled to receive any such dividend until such time as the corresponding Subordinated Loans are paid in full, which may take a prolonged period of time to occur, if at all.
Our Subordinated Loans will accrue interest at a rate of          % per annum, compounding quarterly, and accrued and unpaid interest will be added to the outstanding principal amount thereof on a quarterly basis. As a result, the amount of Subordinated Loans that are to be paid with a percentage of the amounts that would otherwise be paid on account of Class A-1, A-2 and A-3 Interests will increase during the period between the closing date of this offering and the date, if any, on which dividends are to be paid on the Class A-1, A-2 and A-3 Interests.
Due to the significant amount of indebtedness (including both principal and interest) owed on the Subordinated Loans, we do not expect to fully repay the Subordinated Loans for an extended period of time following the closing of this offering, if at all. As such, holders of Class A-1, A-2 and A-3 Interests may not directly receive the cash dividends or other distributions that otherwise would have been payable on such Class A-1, A-2 and A-3 Interests for an equivalently long period of time, if at all, or realize any accretion in value above the initial amount invested. Moreover, the value of the principal and accrued interest on the Subordinated Loans could exceed the value of the Class A-1, A-2 and A-3 Interests otherwise payable upon a sale of the business, resulting in holders of the Class A-1, A-2 and A-3 Interests receiving nothing upon such a sale.
Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the state and federal courts (as appropriate) located within the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A)(i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.
The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in our equity securities shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules, and regulations.
Holders of our Class A-1 Interests, Class A-2 Interests and Class A-3 Interests may be subject to taxes as the Subordinated Loans corresponding to such interests are repaid, even though such holders do not receive a corresponding cash distribution.
Investors whose proportionate interest in our earnings and profits or assets is increased as a result of certain transactions may, in some circumstances, be deemed as receiving a distribution from us or otherwise realizing income in connection with such increase (e.g., under Section 305 of the Code or under alternative arguments that otherwise deem Investors to realize income in connection with the repayment of Subordinated Loans). Although the law is unclear, we intend to take the position that holders of applicable series of Class A Interests would not be treated as receiving a deemed distribution from us or otherwise realizing income as a result of repayment of the Subordinated Loans corresponding to such interests. However, there can be no assurance that the U.S. Internal Revenue Service will not take a contrary position, for example, treating the proportionate interest in our earnings and profits owned by holders of the applicable series of Class A Interests as having increased upon repayment of the Subordinated Loans corresponding to such interests, and treating such holders as having received a distribution. In that case, such deemed distribution may be treated as a dividend subject to U.S. federal income tax, without the receipt by holders of any cash. Investors should consult their tax advisors about the application of Code Section 305 and any other potential deemed receipt of income risk with respect to our Class A Interests. See “Material U.S. Federal Income Tax Consequences to U.S. Holders.”
If non-U.S. persons acquire our Class A Interests, such non-U.S. persons may be subject to material adverse U.S. federal income and/or withholding tax consequences if we are considered a United States real property holding corporation. Such adverse tax consequences and limitations on non-U.S. ownership may limit transferability and impact the value of our Class A Interests.
Non-U.S. persons are generally not entitled to participate in this offering and not permitted as transferees of our Class A Interests. See “Plan of Distribution” and “Interests Eligible for Future Sale.” Such restrictions may limit transferability of our Class A Interests and have a negative impact on the value of our Class A Interests. In addition, if a non-U.S. person acquires our Class A Interests and we are considered a “United States real property holding corporation” for U.S. federal income tax purposes, such non-U.S. person may be subject to material adverse U.S. federal income or withholding tax consequences, or both, in respect of certain distributions on, and payments in connection with a sale, exchange, redemption, repurchase or other disposition of, our Class A Interests.
General Risk Factors
Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.
As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the State of Illinois, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.
Most members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. Furthermore, we are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to establish the corporate infrastructure required of a public company and to comply with evolving laws, regulations and standards are likely to divert management’s time and attention away from revenue-generating activities to compliance activities, which may prevent us from implementing our business strategy and growing our business. Moreover, we may not be successful in implementing these requirements. If we do not effectively and efficiently manage our transition into a public company and continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.
Additionally, as a public company, we may from time to time be subject to proposals by stockholders urging us to take certain corporate actions. If activist stockholder activity ensues, we may be required to incur additional costs to retain the services of professional advisors, management time and attention will be diverted from our core business operations, and perceived uncertainties as to our future direction, strategy or leadership may cause us to lose potential business opportunities and impair our brand and reputation, any of which could materially and adversely affect our business, financial condition and results of operations.
In addition to increasing our legal and financial compliance costs, the additional rules and regulations described above might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our senior management team.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the value of our Class A Interests.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on many factors, including historical experience and various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A Interests.
Our reported financial results may be negatively impacted by changes in GAAP and financial reporting requirements.
GAAP and related financial reporting requirements are complex, continually evolving and may be subject to varied interpretation by the relevant authoritative bodies, including the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in GAAP and financial reporting requirements or interpretations could also have a significant effect on our reported financial results, and may even affect the reporting of past transactions completed before the announcement or effectiveness of a change if retrospective adoption is required. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.
The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our Class A Interests less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in connection with initial public offerings;

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•
reduced disclosure obligations regarding executive compensation; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A Interests less attractive if we rely on these exemptions.
Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to use this extended transition period. As a result, our consolidated financial statements are comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting ownership interests held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting ownership interests held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.
We will incur significant additional costs as a result of being a public company.
Upon the closing of this offering, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010 and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming. We expect such expenses to further increase after we are no longer an “emerging growth company” or a “smaller reporting company.” We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. If we fail to maintain sufficient levels of such insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA
This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:
•
We are subject to various construction and development risks in connection with our permanent resort and casino in Chicago;

•
Any delay between the closing of our temporary casino and the opening of our permanent resort and casino could have a material adverse effect on our financial condition and results of operations;

•
The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage;

•
Both our temporary casino site and permanent resort and casino site are leased and could experience risks associated with leased properties, including risks relating to lease termination, inability to obtain satisfactory lease extensions, consents and approvals, charges and our relationship with landlords, which could have a material adverse effect on our business, financial position or results of operations;

•
Our proposed lines of business are highly sensitive to reductions in discretionary consumer spending;

•
The ongoing global COVID-19 pandemic could materially impact our proposed lines of business, financial results and liquidity, and such impact could worsen and last for an unknown period of time;

•
The gaming industry, including retail casinos, iGaming and sports wagering, is highly competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near Illinois or through Native American gaming facilities, could adversely affect our financial results;

•
We will be subject to extensive state and local regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business;

•
Our business will be subject to a variety of laws in the United States and in Illinois, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation, or the regulatory or prosecutorial climate applicable to the products and services we intend to offer in our temporary casino and our permanent resort and casino, or changes in gaming tax rates, tax rules and regulations or interpretation thereof related to such products and services, could adversely impact our ability to operate our business as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations;

•
We will be reliant on effective payment processing services from a limited number of providers;

•
Our profitability will be dependent, in part, on return to players;

•
We will extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers;

•
Declining popularity of games and changes in device preferences of players could have a negative effect on our business;

•
We may invest in or acquire other businesses, and our business may suffer if we are unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with multiple acquisitions;

•
Our results of operations and financial condition could be adversely affected by the occurrence of natural disasters, such as blizzards, floods, tornadoes, fires or other catastrophic events, including war and terrorism;

•
Failure to comply with the community investment program commitments specified in the Host Community Agreement could have a material adverse effect on our financial condition and results of operations;

•
Bally’s interests may conflict with our interests and the interests of the other holders of our ownership interests. Conflicts of interest between Bally’s and us could be resolved in a manner unfavorable to us and the other holders of our ownership interests;

•
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects;

•
Our business may be harmed from cybersecurity incidents and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our customers’, business partners’ or our own information or other breaches of information security;

•
Our credit agreement will contain restrictive covenants that may limit our operating flexibility;

•
Servicing our indebtedness and funding our other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control;

•
Our Class A Interests will not have an active trading market, and you may find it difficult to sell your Class A Interests;

•
You may not receive dividends or other distributions on the Class A Interests; and

•
Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s until such time as such Subordinated Loans are fully paid and discharged, which means you may never directly receive a cash dividend on your Class A-1, A-2 and A-3 Interests.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.
We obtained the industry, market and competitive position data in this prospectus from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. In addition, certain statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets in this prospectus are not based on published data obtained from independent third parties or extrapolations therefrom, but rather are based upon our own internal estimates and research, which are in turn based upon multiple third-party sources.
Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

USE OF PROCEEDS
We estimate that the net proceeds we will receive from the sale of Class A Interests in this offering will be approximately $      million and, together with the proceeds from the Subordinated Loans, will total approximately $      million, in each case assuming the sale of Class A Interests at the offering prices set forth on the cover of this prospectus, after deducting placement agent fees and offering expenses payable by us. See “Plan of Distribution” for additional detail regarding the placement agent fees.
In order to operate our resort and casino, we will be required to obtain and hold licenses issued by the Illinois Gaming Board. Additionally, as part of the Host Community Agreement with the City of Chicago, we agreed to an upfront payment of $40.0 million upon signing of such agreement, which provides us with the exclusive recommendation for licensing to the Illinois Gaming Board for the City of Chicago casino license. As of December 31, 2022, Bally’s has paid the $40.0 million upfront payment on our behalf to commence the necessary processes required to operate.
We intend to issue to Bally’s Corporation the Intercompany Note in the amount of $     , for the $40.0 million upfront payment made by Bally’s on our behalf to the City of Chicago and the remaining amount to be used to fund working capital, capital expenditures, strategic initiatives related to our resort and casino, investments and for other general corporate purposes.
We intend to use all of the net proceeds from this offering, together with the proceeds from the Subordinated Loans and from our Credit Facility, to pay the remaining balance of the Intercompany Note. We intend to use the remaining net proceeds, if any, to make investments in constructing and developing our temporary casino and permanent resort and casino, pay our operating expenses, make the Lease Modification Payment and for general corporate purposes, in line with our investment objective and strategies described in this prospectus. Based on current market conditions, we anticipate that it may take up to       months to fully invest the net proceeds we receive in connection with this offering, depending on the progress we make in developing our temporary casino and permanent resort and casino. However, if market conditions change, it may take us longer than        months to fully invest the net proceeds from this offering. Pending our use of the net proceeds from this offering, we may invest them in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.
The amount we actually spend for these purposes, and when we spend it, may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY
To date, we have never declared or paid any cash dividends on our ownership interests.
We intend to make distributions of cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests. We intend to distribute (i) 25% of cash available for distribution to the holders of our Class A Interests and (ii) 75% of cash available for distribution to the holders of our Class B Interests. We define cash available for distribution as earnings or loss before interest, taxes, depreciation and amortization, non-cash stock-based compensation, gain or loss on asset disposals or impairment, and certain other unusual or non-cash income and expense items such as gains or losses on settlement of liabilities and exchanges, and changes in the fair value of derivatives, if applicable, less payments made on senior indebtedness (including our Credit Facility), capital expenditures, cash taxes, rent without duplication and changes in working capital and cash used for acquisitions and dispositions. Cash that is distributed to holders of our Class A Interests will be distributed pro rata according to the amount of Class A-1, A-2, A-3 and A-4 Interests outstanding at the time of such distribution. Given the capital intensity of developing, constructing, opening and operating a casino resort project of this scale, we currently expect that we will not have any cash available for distribution until approximately three to five years after our permanent resort and casino begins operations. However, this may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago.
Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to     % per annum, compounding quarterly, will be pre-payable at any time without a premium or penalty at a prepayment price equal to the principal amount thereof plus accrued interest, and will mature upon the earlier of (i)        and (ii) the sale or dissolution of the Company (unless previously repaid). See “Subordinated Debt” for more information on the Subordinated Loans.
If the principal and interest of any of the Subordinated Loans have been paid in full, we intend to distribute to holders of the corresponding Class A Interests on each Subordinated Loan an amount equal to 100% of the applicable distribution specified above in the form of a direct cash dividend.
While we intend to make distributions on a quarterly basis to holders of our Class A Interests and Class B Interests once we are able to generate cash available for distribution approximately three to five years after our permanent resort and casino begins operations, we have not adopted a formal written dividend or distributions policy to pay a fixed amount of cash regularly or to pay any particular amount based on the achievement of, or derivable from, any specific financial metrics, including cash available for distribution. Further, we are not contractually obligated to pay any dividends or make any distributions and do not have any required minimum quarterly dividend or distribution. Our distributions may vary from quarter to quarter, may be significantly reduced or may be eliminated entirely. While we intend to make distributions equal to 100% of the cash available for distribution on a quarterly basis to holders of our Class A Interests and Class B Interests, the actual amount of any distributions may fluctuate depending on our ability to generate cash from operations and our cash flow needs, which, among other things, may be impacted by debt service payments on our senior indebtedness (including our Credit Facility), capital expenditures, potential expansion opportunities and the availability of financing alternatives, the need to service any future indebtedness or other liquidity needs and general industry and business conditions, including the pace of the construction and development of our permanent resort and casino in Chicago. Our board of directors will have full discretion on how to deploy cash available for distribution, including the payment of dividends. Any debt we may incur in the future is likely to restrict our ability to pay dividends, and such restriction may prohibit us from making payments on the Subordinated Loans or distributions, or reduce the amount of cash available for distribution. See “Risk Factors — Risks Related to this Offering and Ownership of our Class A Interests — You may not receive dividends or other distributions on the Class A Interests.” In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our ownership interests. Certain distributions paid may be considered a return of capital for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences to U.S. Holders — Distributions” for a description of the U.S. federal income tax treatment of the dividends and other distributions of cash or property to holders of the Class A Interests.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2022 on:
•
an actual basis; and

•
a pro forma, as adjusted basis after further giving effect to an increase in authorized ownership interests, the conversion of common stock into Class B Interests and the sale of        Class A Interests offered in this offering at the initial public offering prices set forth on the front cover of this prospectus, after deducting placement agent fees payable by us, along with the incurrence of the corresponding amounts of Subordinated Loans, as well as the contribution with respect to our Class B Interests, as a result of which Bally’s will invest an additional $       and will receive an additional        Class B Interests. Offering expenses, estimated to be $      , will be paid by Bally’s and are not included in the calculation of cash and cash equivalents.

The information in this table is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and the notes thereto included elsewhere in this prospectus:
As of December 31, 2022
	Actual	Pro Forma As Adjusted
(in thousands, except share data)
Cash and cash equivalents	$	$
Debt:
Term Loan
Revolving Credit Facility
Intercompany Note
Financing Obligation
Class A-1 Subordinated Loans
Class A-2 Subordinated Loans
Class A-3 Subordinated Loans
Total debt
Equity:
Common stock
Ownership interest, $0.001 par value; interests authorized, actual; interests authorized, pro forma, as adjusted:
Class A-1 Interests; interests designated, issued and outstanding, actual; interests authorized, pro forma, as adjusted
Class A-2 Interests; interests designated, issued and outstanding, actual; interests authorized, pro forma, as adjusted
Class A-3 Interests; interests designated, issued and outstanding, actual; interests authorized, pro forma, as adjusted
Class A-4 Interests; interests designated, issued and outstanding, actual; interests authorized, pro forma, as adjusted
Class B Interests; interests designated, issued and outstanding, actual; interests authorized, pro forma, as adjusted
Additional paid-in capital
Accumulated losses
Total stockholders’ equity
Total capitalization(1)	$	$

(1)
On March 31, 2023, we entered into the Lease Modification Agreement with Tribune. Pursuant to the Lease Modification Agreement, Tribune is contractually required to surrender and vacate the proposed site of our permanent resort and casino no later than July 5, 2024, subject to a $150 million payment by us to Tribune payable in three installments, $10 million which was paid on April 3, 2023, $90 million which was paid on July 5, 2023 and $50 million to be paid upon Tribune vacating the site on or prior to July 5, 2024. The remaining portions of the Lease Modification Payment are secured by two separate standby letters of credit, issued by Citizens Bank.

The number of ownership interests to be outstanding immediately following this offering set forth above is based on zero ownership interests outstanding as of            , 2023.

DILUTION
If you purchase our Class A Interests in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A Interests and the pro forma as adjusted net tangible book value per share of our ownership interests.
Net tangible book value per interest is determined by dividing our total tangible assets less our total liabilities by the number of outstanding ownership interests. Our historical net tangible book value (deficit) as of   ,       2023 was $       , or $       per ownership interest.
Our pro forma, as adjusted, net tangible book value (deficit) as of            , 2023 was $       , or $       per ownership interest, after giving effect to the sale by us of Class A Interests in this offering at an initial public offering prices set forth on the front cover of this prospectus, after deducting placement agent fees payable by us (or $       per interest).
The pro forma, as adjusted, net tangible book value (deficit) set forth above represents an immediate increase in net tangible book value of $       per ownership interest to the existing holders of our ownership interests in, and an immediate dilution in net tangible book value of approximately $       per ownership interest to new investors purchasing the Class A Interests in this offering. The following table illustrates this dilution on a per ownership interest basis based on the various aggregate offering proceeds listed on the following table:
Assumed aggregate offering proceeds	$	$	$
Assumed initial public offering price per interest	$	$	$
Pro forma net tangible book value (deficit) per interest as of , 2023	$	$	$
Increase in pro forma net tangible book value (deficit) per interest attributable to new investors	$	$	$
Pro forma as adjusted net tangible book value per interest after this offering	$	$	$
Dilution per interest to investors in this offering	$	$	$
The foregoing calculations are based on zero ownership interests outstanding as of            , 2023.
We may need to raise additional capital in the future to fund our ongoing operations. We may in the future sell substantial amounts of ownership interests or securities convertible into or exchangeable for our ownership interests. We may also choose to raise additional capital due to market conditions or other strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our equity holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.
Overview
We are a gaming, hospitality and entertainment company with the singular focus of building and operating a world-class entertainment destination resort in Chicago, Illinois. We intend to provide both Chicago residents and business and leisure travelers visiting Chicago with physical and interactive entertainment and gaming experiences.
We intend to build a $1.7 billion destination casino, entertainment and hotel offering that will showcase “The Best of Chicago” arts and culture, food and sports, and curated dining and entertainment experiences. Our permanent resort and casino in Chicago will be located on the 30-acre Chicago Tribune Publishing Center at the intersection of Chicago Avenue and Halsted Street in downtown Chicago, and will look to transform this currently underutilized site into a major economic driver for the city. Our permanent resort and casino will be in close proximity to a wide range of hotels, theaters, bars, restaurants, major shopping districts and McCormick Place Convention Center that will help drive traffic, primarily due to our differentiated gaming attractions in comparison to other offerings in this geographic location.
In developing the entertainment destination resort, we intend to adhere to our parent entity’s community-first policy, which is a fundamental and defining element of who we are as a company. We believe that in every community in which our parent entity operates, it has built strong, lasting partnerships with local residents and businesses. Chicago will be no different. With this project, we are committed to ensuring that our resort and casino generates significant economic stimulus and creates a wealth of employment opportunities for the greater Chicago community.
On May 5, 2022, the City of Chicago selected us as the preferred bidder in Chicago’s RFP process to construct and operate a world-class casino resort in downtown Chicago. We worked cooperatively with city officials and community leaders throughout the RFP process to develop a project that embraced Chicago as a global gateway city, incorporating its vibrant cultural scene and highly diversified economy. Chicago selected us on the basis that they believe our plan provides the most economic value to Chicago and its taxpayers, including an upfront payment of $40.0 million and annual payments to Chicago totaling $4.0 million. On June 9, 2022, we signed the Host Community Agreement with the City of Chicago formalizing our arrangement with Chicago to develop our resort and casino, and granting us the exclusive right upon receiving the appropriate approvals from the Illinois Gaming Board to operate a temporary casino for up to three years while our permanent resort and casino is constructed.
The gaming taxes on our gaming revenue will be applied to pay a portion of the City’s obligations toward its fire and police union pensions. Additionally, our permanent resort and casino is projected to create more than 3,000 construction jobs and 3,000 permanent jobs upon completion of our permanent resort and casino.
Factors Affecting Our Results of Operations
Our operating results are not indicative of future operating results because we intend to dedicate the first several years of our corporate existence to the design, development and construction of our permanent resort and casino. We currently do not generate any revenues, and will not generate any revenues for the foreseeable future as we design, develop and construct our temporary casino and permanent resort and casino. Once our permanent resort and casino is operational, we expect our revenues will be primarily generated by gaming and entertainment offerings in connection with the operation of our resort and casino with remaining revenues from other non-gaming operations, which include hotel, food and beverage, retail, entertainment and other.
As our business develops, we expect our revenues derived from the provision of non-gaming operations at our resort and casino to increase in proportion to our revenues from gaming sources and expect the expenses we incur to be primarily related to the operation of our resort and casino, including the servicing of our substantial debt.
Our results of operations will be directly affected by certain factors specific to us, including the following:
Overall economic environment and growth in the gaming and tourism market in Chicago
The performance of the gaming and tourism industries in Chicago is impacted by a range of factors, including the overall U.S. economic climate, credit markets and consumer spending trends. Our future success will be largely dependent on the continued growth of Chicago as a tourist destination and hub for business travel, and by the overall popularity of the gaming market in Chicago.
According to the City of Chicago, for the year ended December 31, 2021, Chicago had 30.7 million visitors and is expected to return to pre-COVID tourism numbers by the end of 2023. Additionally, the local gaming market is highly fragmented, with approximately 17 gaming centers located within a 100-mile radius of our location. In order for our business model to be successful, we will need to capture a substantial portion of our total addressable market while simultaneously expanding the total addressable market by both increasing the amount of funds spent by residents of Cook County on gaming activities and by increasing the amount of funds spent by tourists that visit Chicago.
Income and spending levels of visitors from various neighboring states to Illinois and from national and international tourists are key factors in the development of a casino industry in Chicago. We believe that visitation and gaming revenue in Chicago will be largely driven by improved economic conditions throughout the Midwest, particularly as the United States recovers from the current downturn. Our operations can also be impacted by the ability of foreign citizens to access foreign currency and visa policies, particularly as we look to capitalize on the increased popularity of Chicago as an international tourist destination.
Our ability to successfully ramp-up our operations and develop a popular resort and casino
We are still in our development stage. As such, we do not have any material financial results in 2022. We expect our operating costs, including staffing costs and marketing expenses, to continue to increase in line with our continued ramp-up.
As part of our business development initiatives, we intend to launch marketing campaigns and incentive programs to drive up visitation and increase awareness of our plans to build a new resort and casino. We believe these programs, along with the improving transportation infrastructure in Chicago, and introducing the city’s first physical gaming facility and increasing food and beverage selections, entertainment options and retail offerings will enable us to attract Chicago residents and more visitors to Chicago and, in doing so, increase our exposure and revenue. However, notwithstanding our management’s efforts to increase demand for our services and optimize the operations of our resort and casino, we have not yet commenced operations, and factors affecting our operations, including factors not currently known to us, may present challenges to further develop our businesses in a manner that is consistent with our current plans and expectations. If the ramp-up is not as successful as we expect, there may be a significant impact on our results of operations and financial condition.
Development of our permanent resort and casino remains in its early stages. We expect to have significant capital expenditures in the future as we create our existing operations and develop the proposed project. As we continue to develop our permanent resort and casino, we may need to incur additional indebtedness, beyond our substantial existing indebtedness, which could affect our interest expenses and financing costs and result in an increase in depreciation and amortization expenses.

Our ability to capitalize on our relationship with Bally’s in order to successfully construct and develop our permanent resort and casino
In the short term, our success will be largely dependent on our ability to continue to obtain benefits from our relationship with Bally’s, upon which we will rely for all of our operations. For example, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, entered into arrangements with Bally’s subsidiary, BMG, to conduct corporate shared support services related to our operations under the services agreement. See “Business — Our Relationship with Bally’s Corporation.”
In addition, there are various other related party transactions between Bally’s and its subsidiaries and us, which we expect will comprise a significant part of our financial results for our first few years as an operating company as we construct and develop our permanent resort and casino. Under the services agreement, BMG agreed to provide us and certain subsidiaries of Bally’s with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We believe that these shared services are beneficial to both us and Bally’s in comparison to the cost and terms for similar services that we could negotiate on a stand-alone basis and, therefore, do not intend on obtaining competing services from other service providers at this time.
Our ability to excel in a highly competitive national and regional landscape
The market for gaming, hotel and other entertainment facilities in Chicago is rapidly evolving, but remains in its infancy. While the Midwest is undergoing expansion since various states started to liberalize gaming (including sports betting), including with the potential arrival of several world-class integrated resorts opening in the Midwest with a significant increase in the number of hotel rooms and other non-gaming amenities which enhances the appeal of the Midwest as a tourism destination, Chicago is still not known as a location for gaming tourism and, therefore, we expect to face significant competition from more established regional and national gaming centers, including Las Vegas and Atlantic City.
Regionally, states such as Wisconsin, Missouri, Indiana, Ohio, Michigan and Iowa currently offer, or are considering expanding, gaming and non-gaming entertainment facilities, which has increased, and will continue to increase, the overall level of competition we face in the Midwest. We compete to some extent with these destinations because a portion of our revenue will be dependent on visitors from neighboring states to Illinois. Nationally, we face intense competition from international gaming centers such as Las Vegas and Atlantic City, which attract a high volume of international tourists by offering gaming and non-gaming activities.
Competition affects our ability to attract more patrons to our gaming and non-gaming facilities, and affects the price of our services, the level of our promotional activities, our operational and marketing costs and results of operations in general.
Our ability to manage our high level of indebtedness
Upon the closing of this offering, we will have a significant amount of indebtedness, including $       under our Credit Facility and $       in Subordinated Loans. Our continued need to service our significant outstanding indebtedness will materially impact our finance costs and our cash flow. Moreover, since we are still in our ramp-up period, we may need to access additional financing in order to continue to fund our capital expenditures in the further development of our resort and casino, particularly to the extent our initial funding is insufficient to finalize our resort and casino. In addition, our indebtedness will include covenants that restrict our ability to incur additional indebtedness. As such, our success will be highly dependent on our ability to manage our indebtedness while continuing to reinvest in our business in order to remain competitive in future periods.
State and local taxes, including gaming-related taxes
In Illinois, state and local governments raise considerable revenues from license fees and taxes based on gaming, entertainment, hotel, food and beverage, and retail operations. We also will be required to pay such taxes, including but not limited to property taxes, sales and use taxes, payroll taxes, franchise taxes, income taxes, hotel taxes, privilege taxes, gaming taxes, admissions taxes and amusement taxes, related to our operations. Our profitability generally should depend on generating enough revenues to cover variable expenses, including but not limited to payroll and marketing, as well as largely fixed expenses, including but not limited to rent, utilities and interest expense. From time to time, state and local governments generally have increased gaming-related taxes, and such increases could significantly impact the profitability of our operations.
For example, from the moment we start generating revenue at our temporary casino, we generally should be subject to gaming-related taxes, including, but not limited to, Illinois admission and privilege taxes and Cook County gambling machine tax. We anticipate offsetting these taxes with potential offsets as permitted by law.
Our operations generally are subject to significant state and local gaming-related receipts-based taxes and fees, in addition to state and local taxes applicable to non-gaming operations, and such taxes and fees generally are subject to increase at any time. We generally anticipate being subject to gaming-related receipts-based taxes imposed by Illinois, with Illinois and Chicago rates generally currently varying between approximately 8.1% – 40%, depending on certain factors, including but not limited to the amount of receipts received and the type of game.
In addition, from time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Further, worsening economic conditions could intensify the efforts of applicable state and local governments to raise revenues through increases in gaming taxes and/or non-gaming taxes. It is not possible to determine with certainty the likelihood of changes in tax laws in these jurisdictions or in the administration of such laws. Such changes, if adopted, could adversely affect our business, financial condition and results of operations. Any material increase, or the adoption of additional taxes or fees, could adversely affect our future financial results.
Results of Operations
Period from May 24, 2022 (date of inception) to December 31, 2022
Our operating results are not indicative of future operating results because we intend to dedicate the first several years of our corporate existence to the design, development and construction of our resort and casino in Chicago. We currently do not generate any revenues, and will not generate any revenues as we design, develop and construct our temporary casino and permanent resort and casino in Chicago. Once operational, we expect our revenues will be primarily generated by gaming and entertainment offerings in connection with the operation of our resort and casino in Chicago with remaining revenues from other non-gaming operations, which include hotel, food and beverage, and retail, entertainment and other.
General and administrative
General and administrative expenses for the period from May 24, 2022 (date of inception) to December 31, 2022 was $15.1 million and consisted primarily of professional fees, salaries and benefits, rent expense attributable to our temporary casino and other general and administrative expenses.
The most significant costs incurred by us to date were professional services fees of $12.4 million, which reflect legal and audit fees, marketing and public relations costs in connection with the initial public offering of our Class A Interests as well as expenses associated with the commencement of operations. We have dedicated significant resources to commencing operations, including but not limited to company formation and compliance with various legal and regulatory requirements. We believe that some of these costs are primarily associated with the start-up phase of the company and may decrease as our operations mature. However, we will incur additional professional services expenses as a result of becoming a public company and expanding the business. As a result, we anticipate overall increased professional services expenses in the future to support our operations.
Management fees from Bally’s Corporation
Management fees from Bally’s Corporation of $0.4 million, include expenses such as personnel and administrative costs allocated to us from our parent, based on an estimated percentage of time spent on our activities by corporate employees.

Other (income) expense
Total other expense of $1.6 million consisted primarily of interest expense of $2.0 million related to the long-term financing obligation for the Company’s ground lease, partially offset by $0.4 million of rental income received from the current tenants of our permanent resort and casino.
Provision for income taxes
For the period from May 24, 2022 to December 31, 2022, there was no provision expense recorded in the consolidated statement of operations as the Company has established a full valuation allowance against the net deferred tax asset position.
Liquidity and Capital Resources
Overview
To date, we have relied exclusively on our parent for liquidity and capital resources. Our parent contributed capital in the amount of $63.5 million since inception to date. The contributed capital includes indirect expenses paid by our parent on our behalf, as well as an equity cash contribution to provide additional working capital to finance our operating expenses. Following the closing of this offering, we expect to begin reimbursing our parent for certain costs directly associated with operating our business. These costs include personnel and related costs for employees wholly dedicated to the Company, legal and other professional services directly related to the Company’s operations as well as any travel expenses incurred by wholly dedicated employees. Since inception to date, the Company has not reimbursed the parent for any direct or indirect costs of operations. Prior to the consummation of our public offering, our parent has funded, and intends to continue to fund, our operations through direct cash contributions and non-cash contributions.
Our capital expenditures are primarily related to the leases for our temporary casino and permanent resort and casino sites, as well as our design and development agreements for our permanent resort and casino and our guaranteed maximum price agreement to develop our temporary casino. In addition, we expect that our operations will continue to consume substantial amounts of cash as we aggressively build our permanent resort and casino and our internal marketing, compliance and other administrative functions. Following the consummation of our first public offering we will continue to operate under the services agreement with BMG, a subsidiary of our parent, pursuant to which BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code.
We will begin to assume management and administrative tasks at such time in the future as the actual cost of these services is less than our service fee to BMG, which we do not anticipate will occur until we begin to generate significant cash flows from our operations. However, if BMG is unable to perform any of the services that they are required to perform under the services agreement, due to financial difficulty or otherwise, then we may be forced to assume management and administrative tasks, and incur additional expenses, sooner than we anticipate. Until such time, we will continue to rely on BMG to conduct our operations in accordance with the services agreement. We are dependent on the continued support of our parent; at this time our parent intends to continue to fund operations for at least the next 12 months. Our parent has no obligation to continue to finance our operations.
We estimate that the net proceeds we will receive from the sale of Class A Interests in this offering will be approximately $      million and, together with the proceeds from the Subordinated Loans, will total approximately $      million, in each case assuming the sale of Class A Interests at the offering prices set forth on the cover of this prospectus, after deducting placement agent fees and offering expenses payable by us. See “Plan of Distribution” for additional detail regarding the placement agent fees.

We intend to use all of the net proceeds from this offering, together with the proceeds from the Subordinated Loans and from our Credit Facility, to pay the remaining balance of the Intercompany Note. We intend to use the remaining net proceeds, if any, to make investments in constructing and developing our temporary casino and permanent resort and casino, pay our operating expenses, make the Lease Modification Payment and for general corporate purposes, in line with our investment objective and strategies described in this prospectus. Based on current market conditions, we anticipate that it may take up to       months to fully invest the net proceeds we receive in connection with this offering, depending on the progress we make in developing our temporary casino and permanent resort and casino. However, if market conditions change, it may take us longer than        months to fully invest the net proceeds from this offering. Pending our use of the net proceeds from this offering, we may invest them in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.
The Oak Street Lease Agreement contemplates that the Oak Street Landlord may, at our discretion, provide us with up to three Development Advances of $100 million each (for a total of $300 million) towards our development and construction in exchange for increasing the amount of rent that we pay to the Oak Street Landlord, with each individual advance being conditioned on the satisfaction of the following requirements: (1) (a) for the first advance of $100 million, expending funds in excess of $250 million; (b) for the second advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $450 million; and (c) for the third advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $650 million, in each case for the development of our permanent resort and casino in accordance with the requirements of the Oak Street Lease Agreement (with the Oak Street Landlord’s reasonable consent required for the inclusion of amounts spent in excess of 110% of any applicable line item in the construction budget); (2) providing the Oak Street Landlord with backup documentation reasonably acceptable to the Oak Street Landlord with respect to such expenditures; and (3) the Oak Street Landlord obtaining an endorsement to its owner’s title policy in a form as contemplated by the Oak Street Lease Agreement increasing the insured amount thereunder by $100 million. The failure of the foregoing requirements to be satisfied could result in significant additional costs to us and thus materially affect our business, financial condition and results of operations. In addition, the Oak Street Lease Agreement requires us to operate and maintain the project in a manner commensurate with a first-class casino, hotel and convention space for the first 12 years following the effective date.
The Oak Street Lease Agreement sets forth certain conditions and milestones relating to our planning, development and opening to the public of our permanent resort and casino, including us obtaining the owners license from the Illinois Gaming Board and other required government approvals by June 30, 2024, the Oak Street Landlord obtaining a supplier license from the Illinois Gaming Board (to the extent required by applicable law) by June 30, 2024, and the opening of our permanent resort and casino on or before December 31, 2027. If we do not meet such conditions or milestones as and when required by the Oak Street Lease Agreement or a breach of our obligations under the Oak Street Lease Agreement is not timely cured, then the Oak Street Landlord will have the right to require us to purchase the leased property in accordance with the terms of the Oak Street Lease Agreement or, if any such failures would also constitute an event of default, the Oak Street Landlord would have the right to terminate the Oak Street Lease Agreement. If the Oak Street Landlord sends us a put notice, we are required to purchase the property on the date that is 90 days following our receipt of such notice for an amount equal to 125% of the sum of (i) the purchase price we paid for the property and (ii) the aggregate amount of Development Advances that Oak Street Landlord advanced to us. If the Oak Street Landlord exercises its put right and we fail to purchase the property pursuant to the terms of the Oak Street Lease Agreement, it will constitute an event of default under the Oak Street Lease Agreement and, in addition to any available rights or remedies at law or in equity, the Oak Street Landlord will be entitled to exercise any rights or remedies available at law or in equity, including terminating the Oak Street Lease Agreement and/or compelling performance pursuant to an action for specific performance. The Oak Street Landlord’s exercise of its put right or a termination right could result in significant costs to us and thus materially affect our business, financial condition and results of operations.
In December 2022, a commercial bank issued an irrevocable standby letter of credit on our behalf to the Oak Street Landlord for $17.0 million as a security deposit under the Oak Street Lease Agreement. The standby letter of credit is valid for one year and will automatically renew for additional one-year terms until September 17, 2026, unless we or the commercial bank terminate it by giving notice 60 days in advance of the expiration of the then current term. The Oak Street Landlord will retain the security deposit until the opening of our permanent resort and casino, at which time, provided no event of default under the Oak Street Lease Agreement exists, the Oak Street Landlord will return the security deposit to us. If we fail to timely pay rent or any other sums due under the Oak Street Lease Agreement, the Oak Street Landlord may use the security deposit to satisfy any such unpaid monetary obligation, and we will be required to deposit, within 10 business days, with the Oak Street Landlord an amount sufficient to replenish the security deposit to the same amount prior to such application of the security deposit. If we fail to meet our obligations under the Oak Street Lease Agreement or if an event of default arises, we may lose our security deposit with the Oak Street Landlord, and certain events of default under the Oak Street Lease Agreement could also constitute an event of default under other agreements related to the property.
The amount we actually spend for these purposes, and when we spend it, may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering.
We believe the net proceeds from this offering, together with the proceeds from the Subordinated Loans and from our Credit Facility and existing cash and cash equivalents and interest thereon, will be sufficient to fund our projected operating expenses until the completion and opening of our permanent resort and casino. However if and until we begin generating a sufficient amount of cash from our operations, if our operating and other expenses are higher than we expect, or if or our ability to generate positive cash flow from our resort and casino is lower than we expect, then we may also need to raise additional funds, including from public or private equity or debt offerings or additional debt and/or equity or equity-linked security issuances made to Bally’s and/or its affiliates. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may not be able to continue to operate and we may have to significantly delay, scale back or discontinue our operations. If we raise additional funds through the issuance of additional debt or equity securities it could result in dilution to our existing interest holders, and/or fixed payment obligations that could reduce our ability to pay dividends or otherwise fund our other operations. Furthermore, these securities may have rights senior to those of our interests and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to operate our resort and casino without consent and other operating restrictions that could adversely impact our ability to conduct our business.
Contractual Obligations and Commitments
Our principal contractual obligations are limited to our obligations under our services agreement with BMG and the Host Community Agreement. Additionally, under the Illinois Gambling Act, we will be responsible to pay various gaming license fees to the Illinois Gaming Board in connection with our casino operations. We are not committed to any future capital expenditures, including rental commitments, which are solely in the name of our parent entity. See “— Results of Operations” for additional information on the allocation of rent expenses from our parent to us from inception to date.
Services Agreement
In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on

January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.
Host Community Agreement
In connection with the entry into the Host Community Agreement with the City of Chicago, we were required to make a one-time payment to the City of Chicago equal to $40.0 million, and will be required to make ongoing payments of $4.0 million per year beginning on the date that our temporary casino opens to the general public. Additionally, in connection with the Host Community Agreement, Bally’s Corporation was required to provide the City of Chicago with a guaranty whereby the Company is required to have and maintain available financial resources in an amount reasonably sufficient to fund all amounts necessary to allow us to complete our obligations under the Host Community Agreement and, to the extent we fail to perform any obligations thereunder, assume full responsibility for and perform our obligations in accordance with the terms, covenants and conditions set forth in the Host Community Agreement. The guaranty also required that we indemnify and hold the City of Chicago harmless from and against any and all loss, cost, damage, injury, liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonpayment or nonperformance of any of our obligations.
Further, the Host Community Agreement establishes a minimum capital investment of $1.34 billion on the design, construction and equipping of our temporary casino and our permanent resort and casino. The actual cost of the development may exceed this minimum capital investment amount. In addition, land acquisition costs and financing costs, among other types of costs, are not counted toward meeting this minimum capital investment amount.
Oak Street Lease Agreement
In November 2022, we entered into the Oak Street Lease Agreement to lease the proposed site on which we plan to develop our permanent resort and casino. The Oak Street Lease Agreement commenced on November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at our option. In connection with the Oak Street Lease Agreement, we recorded the Financing Obligation of $200.0 million. All lease payments are recorded as interest expense and there is no reduction to the Financing Obligation over the term of the Oak Street Lease Agreement.
The Oak Street Lease Agreement contemplates that the Oak Street Landlord may, at our discretion, provide us with up to three Development Advances of $100 million each (for a total of $300 million) towards our development and construction in exchange for increasing the amount of rent that we pay to the Oak Street Landlord, with each individual advance being conditioned on the satisfaction of the following requirements: (1) (a) for the first advance of $100 million, expending funds in excess of $250 million; (b) for the second advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $450 million; and (c) for the third advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $650 million, in each case for the development of our permanent resort and casino in accordance with the requirements of the Oak Street Lease Agreement (with the Oak Street Landlord’s reasonable consent required for the inclusion of amounts spent in excess of 110% of any applicable line item in the construction budget); (2) providing the Oak Street Landlord with backup documentation reasonably acceptable to the Oak Street Landlord with respect to such expenditures; and (3) the Oak Street Landlord obtaining an endorsement to its owner’s title policy in a form as contemplated by the Oak Street Lease Agreement increasing the insured amount thereunder by $100 million.
Lease Modification Agreement
In connection with the Lease Modification Agreement with Tribune, Tribune is contractually required to surrender and vacate the proposed site of our permanent resort and casino no later than July 5, 2024, subject to the $150 million Lease Modification Payment by us to Tribune. The Lease Modification Payment is payable in three installments, $10 million which was paid on April 3, 2023, $90 million which was paid on July 5, 2023 and $50 million to be paid upon Tribune vacating the site on or prior to July 5, 2024. The remaining portions of the Lease Modification Payment are secured by two separate standby letters of credit, issued by Citizens Bank.

We intend to demolish the current building located in the proposed site of our permanent resort and casino in order to build our permanent resort and casino. Accordingly, prior rental revenues and operating costs of the proposed site of our permanent resort and casino as it currently exists are in no way representative nor indicative of the anticipated sales revenues and operating costs of our permanent resort and casino, and thus disclosure of such financial measures would be misleading. In reliance on paragraph 2330.9 of the Financial Reporting Manual of the Division of Corporation Finance of the Securities and Exchange Commission and Rule 11-01(c) of Regulation S-X, we have determined that the reporting of historical financial statements and pro forma financial information for the proposed site of our permanent resort and casino under Rule 3-14 of Regulation S-X is not required.
Casino Fees
Under the Illinois Gambling Act, we will be responsible to pay various gaming license fees to the Illinois Gaming Board in connection with our casino operations. These fees include: (i) a $250,000 land based gaming fee to operate the casino on land prior to commencing operations, (ii) a $250,000 license fee prior to receiving an owners license and gambling operations commence, (iii) gaming position fees equal to the minimum initial fee of $30,000 per gaming position to be paid within 30 days of issuance of an owners license or Temporary Operating Permit (“TOP”), (iv) a $15.0 million reconciliation fee upon issuance of a TOP or an owners license, whichever is earlier, and (v) a reconciliation fee payment three years after the date operations commenced (in a temporary or permanent facility) in an amount equal to 75% of the adjusted gross receipt for the most lucrative 12-month period of operations, minus the amount equal to the initial payment per gaming position paid.Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Estimates
The preparation of our consolidated financial statements in accordance with US GAAP requires us to make estimates and apply judgments that affect reported amounts. These estimates and judgements are based on past events and/or expectations of future outcomes. Actual results may differ from our estimates. We discuss our significant accounting policies used in preparing the financial statements in Note 2 of our consolidated financial statements. The following is a summary of our critical accounting estimates and how they are applied in the preparation of our consolidated financial statements.
Intangible Assets
Assessing indefinite-lived assets for impairment is a process that involves significant judgment and requires a qualitative and quantitative analysis with many assumptions which fluctuate based on our business. The evaluation of indefinite-lived intangible assets requires the use of estimates about future operating results to determine the estimated fair value of the indefinite-lived assets.
We consider our gaming license an indefinite-lived intangible asset that does not require amortization based on our future expectations to operate our property indefinitely. This intangible asset is tested annually for impairment, or more frequently if indicators of impairment exist, by comparing the fair value of the recorded asset to its carrying amount. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized.
Income Taxes
We prepare our income tax provision in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the rate change is enacted. A valuation allowance is required when it is “more likely than not” that all or a portion of the deferred taxes will not be realized. We assessed our deferred tax liabilities arising from taxable temporary differences and concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carryovers. Accordingly, a $5.0 million valuation allowance has been established as of December 31, 2022.
Qualitative and Quantitative Disclosures about Market Risk
We did not have during the periods presented, and we do not currently have, any market risk sensitive instruments, as defined in the rules and regulations of the SEC.
JOBS Act and Smaller Reporting Company Status
The Jumpstart Our Business Startups Act of 2012, or JOBS, permits an “emerging growth company” such as us to take advantage of an extended transition to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected not to use this extended transition period. As a result, our consolidated financial statements are comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if, among other factors, the market value of our ownership interests held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year (subject to certain conditions), or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting ownership interests held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting ownership interests held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

BUSINESS
Our Mission
Our mission is to design, build and operate a world-class entertainment destination resort, befitting Chicago’s status as a world-class city.
Our Company
We are a gaming, hospitality and entertainment company with the singular focus of building and operating a world-class entertainment destination resort in Chicago, Illinois. We intend to provide both Chicago residents and business and leisure travelers visiting Chicago with physical and interactive entertainment and gaming experiences.
We intend to build a $1.7 billion destination casino, entertainment and hotel offering that will showcase “The Best of Chicago” arts and culture, food and sports, and curated dining and entertainment experiences. Our permanent resort and casino in Chicago will be located on the 30-acre Chicago Tribune Publishing Center at the intersection of Chicago Avenue and Halsted Street in downtown Chicago, and will look to transform this currently underutilized site into a major economic driver for the city. Our permanent resort and casino will be in close proximity to a wide range of hotels, theaters, bars, restaurants, major shopping districts and McCormick Place Convention Center that will help drive traffic, primarily due to our differentiated gaming attractions in comparison to other offerings in this geographic location.
In developing the entertainment destination resort, we intend to adhere to our parent entity’s community-first policy, which is a fundamental and defining element of who we are as a company. We believe that in every community in which our parent entity operates, it has built strong, lasting partnerships with local residents and businesses. Chicago will be no different. With this project, we are committed to ensuring that our resort and casino generates significant economic stimulus and creates a wealth of employment opportunities for the greater Chicago community.
Among other features and amenities, once finalized, our permanent resort and casino is being designed to include approximately:
•
3,400 slot machines;

•
170 table games;

•
10 food and beverage venues;

•
a hotel tower with 100 rooms initially, subject to expansion to up to 500 rooms, with a rooftop bar;

•
a 65,000 square foot entertainment and event center;

•
a 23,000 square foot exhibition, outdoor music venue;

•
a Chicago sports museum;

•
3,300 parking spaces; and

•
outdoor green space, including an expansive public riverwalk with a water taxi stop.

On May 5, 2022, the City of Chicago selected us as the preferred bidder in Chicago’s RFP process to construct and operate a world-class casino resort in downtown Chicago. We worked cooperatively with city officials and community leaders throughout the RFP process to develop a project that embraced Chicago as a global gateway city, incorporating its vibrant cultural scene and highly diversified economy. Chicago selected us on the basis that they believe our plan provides the most economic value to Chicago and its taxpayers, including an upfront payment of $40.0 million and annual payments to the City totaling $4.0 million.
The gaming taxes on our gaming revenue will be applied to pay a portion of the City’s obligations toward its fire and police union pensions. Additionally, our permanent resort and casino is projected to create approximately 12,250 design, development and construction jobs and 3,000 permanent jobs upon completion of our permanent resort and casino.

Our Parent Entity
Our parent entity, Bally’s Corporation, is a global gaming, hospitality and entertainment company with a portfolio of casinos and resorts and online gaming businesses. Bally’s Corporation provides its customers with physical and interactive entertainment and gaming experiences, including traditional casino offerings, iCasino, online bingo games, sportsbook, DFS and F2P.
As of December 31, 2022, Bally’s Corporation owns and manages 15 land-based casinos and one horse racetrack in ten states across the United States operating under Bally’s brand. Its land-based casino operations include approximately 14,800 slot machines, 500 table games and 5,300 hotel rooms, along with various restaurants, entertainment venues and other amenities. Certain of its properties are leased under a master lease agreement with GLPI, a publicly traded gaming-focused REIT. With its acquisition of London-based Gamesys on October 1, 2021, Bally’s Corporation expanded its geographical and product footprints to include an iGaming business with well-known brands providing iCasino and online bingo experiences to its global online customer base with concentrations in Europe and Asia and a growing presence in North America. Bally’s Corporation’s iCasino and online bingo platforms and games content, sportsbook and F2P games are provided on a B2B, as well as a B2C basis. Its revenues are primarily generated by these gaming and entertainment offerings. Bally’s Corporation owns and operates its proprietary software and technology stack designed to allow it to provide consumers with differentiated offerings and exclusive content.
Our Location
We have leased a 30-acre property on the banks of the Chicago River, which currently hosts the Chicago Tribune Publishing Center. The proposed site for our permanent resort and casino is at the intersection of Chicago Avenue and Halsted Street in downtown Chicago, which we believe will be an optimal location for our permanent resort and casino. We will look to transform this currently underutilized site into a major economic driver for the city. The proposed site for our permanent resort and casino is also within walking distance to major shopping and cultural attractions along Michigan Avenue, as well as a wide selection of hotels and restaurants at various price points and that are popular among local residents and tourists.
The proposed site is less than five minutes away from a major highway exit, making it easily accessible by car. We also intend to build a new water taxi stop and a new pedestrian bridge across the Chicago River to make the proposed site even more accessible to Chicago residents and tourists in the downtown area. Our permanent resort and casino will be the only casino in the City of Chicago. The next closest casino is 16 miles outside of the city and not easily accessible via public transportation.
Once fully developed and operational, it will take a commuter approximately:
•
15 minutes on average to reach our permanent resort and casino from Chicago Loop via public transportation;

•
10 minutes on average to reach our permanent resort and casino from Magnificent Mile via public transportation;

•
45 minutes on average to reach our permanent resort and casino from Chicago O’Hare International Airport via public transportation; and

•
50 minutes on average to reach our permanent resort and casino from Midway Airport via public transportation.

In addition, our permanent resort and casino will have approximately 2,100 feet of contiguous river walk, public parks and docks. Additionally, it will include riverfront restaurants and other amenities, such as locations for scenic views and designated fishing zones.
Design & Construction
We expect the design, development and construction of our permanent resort and casino to take approximately 36 months to complete from the time when construction commences. Additionally, we expect to incur expenses amounting to approximately $1.7 billion in the design, development and construction of our permanent resort and casino. We are targeting our permanent resort and casino to be materially complete and operational three years after the opening of our temporary casino. However, there can be no assurances that we will be successful in doing so. Any increased construction costs could materially and adversely affect the return on our investments. See “Risk Factors — Development and Construction Risks.”
In connection with the development and construction of our permanent resort and casino, we intend to contract or achieve:

•
46% of the funds earmarked for construction and development will be disbursed to businesses with a certification as Minority or women-owned businesses;

•
50% or more total hours spent on construction and development by City of Chicago residents;

•
LEED Gold certification from Green Building Council; and

•
125 points under the Chicago Sustainable Development Policy.

In November 2022, we entered into the Oak Street Lease Agreement to lease the proposed site on which we plan to develop our permanent resort and casino. The Oak Street Lease Agreement commenced on November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at our option. In connection with the Oak Street Lease Agreement, we recorded the Financing Obligation of $200.0 million. All lease payments are recorded as interest expense and there is no reduction to the Financing Obligation over the term of the Oak Street Lease Agreement.
The Oak Street Lease Agreement contemplates that the Oak Street Landlord may, at our discretion, provide us with up to three Development Advances of $100 million each (for a total of $300 million) towards our development and construction in exchange for increasing the amount of rent that we pay to the Oak Street Landlord, with each individual advance being conditioned on the satisfaction of the following requirements: (1) (a) for the first advance of $100 million, expending funds in excess of $250 million; (b) for the second advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $450 million; and (c) for the third advance of $100 million, expending additional funds in excess of $200 million, for a cumulative total in excess of $650 million, in each case for the development of our permanent resort and casino in accordance with the requirements of the Oak Street Lease Agreement (with the Oak Street Landlord’s reasonable consent required for the inclusion of amounts spent in excess of 110% of any applicable line item in the construction budget); (2) providing the Oak Street Landlord with backup documentation reasonably acceptable to the Oak Street Landlord with respect to such expenditures; and (3) the Oak Street Landlord obtaining an endorsement to its owner’s title policy in a form as contemplated by the Oak Street Lease Agreement increasing the insured amount thereunder by $100 million. The failure of the foregoing requirements to be satisfied could result in significant additional costs to us and thus materially affect our business, financial condition and results of operations. In addition, the Oak Street Lease Agreement requires us to operate and maintain the project in a manner commensurate with a first-class casino, hotel and convention space for the first 12 years following the effective date.
The Oak Street Lease Agreement sets forth certain conditions and milestones relating to our planning, development and opening to the public of our permanent resort and casino, including us obtaining the owners license from the Illinois Gaming Board and other required government approvals by June 30, 2024, the Oak Street Landlord obtaining a supplier license from the Illinois Gaming Board (to the extent required by applicable law) by June 30, 2024, and the opening of our permanent resort and casino on or before December 31, 2027. If we do not meet such conditions or milestones as and when required by the Oak Street Lease Agreement or a breach of our obligations under the Oak Street Lease Agreement is not timely cured, then the Oak Street Landlord will have the right to require us to purchase the leased property in accordance with the terms of the Oak Street Lease Agreement or, if any such failures would also constitute an event of default, the Oak Street Landlord would have the right to terminate the Oak Street Lease Agreement. If the Oak Street Landlord sends us a put notice, we are required to purchase the property on the date that is 90 days following our receipt of such notice for an amount equal to 125% of the sum of (i) the purchase price we paid for the property and (ii) the aggregate amount of Development Advances that Oak Street Landlord advanced to us. If the Oak Street Landlord exercises its put right and we fail to purchase the property pursuant to the terms of the Oak Street Lease Agreement, it will constitute an event of default under the Oak Street Lease Agreement and, in addition to any available rights or remedies at law or in equity, the Oak Street Landlord will be entitled to exercise any rights or remedies available at law or in equity, including terminating the Oak Street Lease Agreement and/or compelling performance pursuant to an action for specific performance. The Oak Street Landlord’s exercise of its put right or a termination right could result in significant costs to us and thus materially affect our business, financial condition and results of operations.
The starting monthly base rent is $1.4 million, which will be increased to $2.1 million after the first advance, to $2.8 million after the second advance, and to $3.5 million after the third advance. The base rents are subject to inflation adjustments and milestone adjustments as defined in the Oak Street Lease Agreement.
In December 2022, a commercial bank issued an irrevocable standby letter of credit on our behalf to the Oak Street Landlord for $17.0 million as a security deposit under the Oak Street Lease Agreement. The standby letter of credit is valid for one year and will automatically renew for additional one-year terms until September 17, 2026, unless we or the commercial bank terminate it by giving notice 60 days in advance of the expiration of the then current term. The Oak Street Landlord will retain the security deposit until the opening of our permanent resort and casino, at which time, provided no event of default under the Oak Street Lease Agreement exists, the Oak Street Landlord will return the security deposit to us. If we fail to timely pay rent or any other sums due under the Oak Street Lease Agreement, the Oak Street Landlord may use the security deposit to satisfy any such unpaid monetary obligation, and we will be required to deposit, within 10 business days, with the Oak Street Landlord an amount sufficient to replenish the security deposit to the same amount prior to such application of the security deposit. If we fail to meet our obligations under the Oak Street Lease Agreement or if an event of default arises, we may lose our security deposit with the Oak Street Landlord, and certain events of default under the Oak Street Lease Agreement could also constitute an event of default under other agreements related to the property.
The Oak Street Landlord has certain material approval rights under the Oak Street Lease Agreement, including over certain transfers, alterations and zoning decisions. The failure to obtain the Oak Street Landlord’s consent to any of the foregoing could have a material adverse effect on our business, financial position or results of operations, and the undertaking of any such action without the Oak Street Landlord’s consent could result in an event of default, which would give the Oak Street Landlord the right to terminate the Oak Street Lease Agreement.
Under the Oak Street Lease Agreement, we are obligated to avoid incurring liquidated damages by achieving select operational milestones in accordance with the Host Community Agreement. As such, among other requirements and subject to force majeure and extensions granted by the City of Chicago, we must ensure that: (a) at least 75% of the gaming area of our permanent resort and casino is open to the general public and that our permanent resort and casino is complete and open for business to the general public (including the completion of related infrastructure) within three months following the completion of construction of our permanent resort and casino (which completion of construction of our permanent resort and casino must occur no later than 36 months and one day following the commencement of operations of our temporary casino) and (b) our permanent resort and casino must achieve final completion within six months following the completion of construction of our permanent resort and casino. The failure to achieve the foregoing milestones under the Host Community Agreement could result in an event of default under the Oak Street Lease Agreement, which would give the Oak Street Landlord the right to terminate the Oak Street Lease Agreement.
The Oak Street Landlord also has the right to terminate the Oak Street Lease Agreement upon any event of default. Such events of default include, without limitation, a failure to pay amounts due after applicable notice and cure periods, certain bankruptcy or insolvency events, and the failure to comply with a variety of covenants after applicable notice and cure periods, including those related to the development of our permanent resort and casino (for example, the obligation to avoid liquidated damages from accruing under the Host Community Agreement), repair and maintenance, alterations and insurance. There are also certain events or circumstances with respect to our parent entity beyond our control that could trigger an event of default under and result in a termination of the Oak Street Lease Agreement, including, without limitation, a default under the guaranty of our obligations with respect to the Oak Street Landlord’s put right, the bankruptcy or insolvency of our parent entity, our parent entity’s failure to pay or secure payment of final judgments in excess of $100 million (subject to adjustment for CPI), or a change in control of our parent entity that does not comply with the lease’s transfer restrictions. There are also certain restrictions on our ability to assign our interest in the Oak Street Lease Agreement without having to obtain the Oak Street Landlord’s prior consent, including requirements for the transferee (or its parent company or other controlling entity) to satisfy certain financial metrics and have a certain level of experience in operating or managing casinos. In some cases, a transferee’s parent company or other controlling entity would need to deliver to the Oak Street Landlord a guaranty of the transferee’s obligations as a condition to any assignment.
The proposed site for our permanent resort and casino is currently subleased to and occupied by Tribune. On March 31, 2023, we entered into the Lease Modification Agreement with Tribune. Pursuant to the Lease Modification Agreement, Tribune is contractually required to surrender and vacate the proposed site of our permanent resort and casino no later than July 5, 2024, subject to the $150 million Lease Modification Payment by us to Tribune payable in three installments, $10 million which was paid on April 3, 2023, $90 million which was paid on July 5, 2023 and $50 million to be paid upon Tribune vacating the site on or prior to July 5, 2024. The remaining portions of the Lease Modification Payment are secured by two separate standby letters of credit, issued by Citizens Bank. See “Risk Factors — Risks Related to our Leases” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments — Lease Modification Agreement.”
Temporary Casino
While we work to construct our permanent resort and casino on the banks of the Chicago River, we have the ability to build a temporary casino in downtown Chicago. We expect our temporary casino to be situated in the location of the current Medinah Temple, which has acted as a community and social center in Chicago from its construction in 1912. We expect our temporary casino to begin operations by the end of 2023.
Our temporary casino will include approximately:
•
1,000 gaming positions; and

•
two food and beverage venues.

Our new work for our temporary casino will respect and maintain the existing landmarked items identified by the City of Chicago in the Medinah Temple, including the exterior façade. While we will be performing minor improvements on the façade, such work is focused on the replacement of signage in the same locations utilized by previous tenants. Within the Medinah Temple, we intend to preserve the stained glass windows, stage proscenium, column capitals and third floor ceiling, including the four domes.
The site of our temporary casino is centrally located and only a few steps away from an ‘L’ line station and Chicago’s Michigan Avenue, making it easily accessible for residents and tourists.
We expect to incur approximately $70.0 million in costs in connection with the design and development of our temporary casino.
Timeline of Key Milestones(1)
Date	Key Milestone
Q3 or Q4 2023	Grand opening of our temporary casino
Q3 2024	Tribune surrenders and vacates proposed site of our permanent resort and casino(2)
Q3 2024	Decommission and demolition of building on site of our permanent resort and casino
Q4 2024	Construction of our permanent resort and casino
Q3 or Q4 2026	Material completion of our permanent resort and casino
Q3 or Q4 2026	Grand opening of our permanent resort and casino

(1)
This timeline reflects our current business strategy. However, our ability to implement our business strategy is subject to numerous risks and uncertainties. We face many risks inherent in our business generally. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors.” These risks include various construction and development risks in connection with our permanent resort and casino. See “Risk Factors — Development and Construction Risks.”

(2)
The proposed site for our permanent resort and casino is currently subleased to and occupied by

Tribune. On March 31, 2023, we entered into the Lease Modification Agreement with Tribune. Pursuant to the Lease Modification Agreement, Tribune is contractually required to surrender and vacate the proposed site of our permanent resort and casino no later than July 5, 2024, subject to the $150 million Lease Modification Payment by us to Tribune. See “Risk Factors — Risks Related to our Leases” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments — Lease Modification Agreement.”
Competitive Strengths
Fully integrated destination resort focused on the attractive mass market segment
Our resort and casino is focused on the mass market segment. We believe this segment provides attractive long-term growth opportunities and the mass market gaming segment has relatively high margins in comparison to other gaming segments.
Our permanent resort and casino will feature approximately a luxury hotel with 100 rooms initially, subject to expansion to up to 500 rooms, and personalized services and a private health club and spa. Our dining and beverage options are also geared toward the mass market segment and include a broad range of restaurants, cafes, bars and lounges. Our location, in the heart of the City of Chicago, offers an immersive entertainment environment in street and riverscape surroundings inspired by iconic shopping in the Magnificent Mile district. Our permanent resort and casino will also feature a new landscaped riverwalk with activation elements such as artwork, walking paths and a dog park. It will also include a new park along the river, terraced steps and outdoor seating for restaurants, cafes, bars and lounges. The park will be accessible to the public during the hours typical of Chicago public parks. We believe that our combination of entertainment and leisure activities, differentiated gaming attractions in comparison to other offerings in this geographic location and outdoor space, including being the only casino in the City of Chicago, delivered in an easily accessible location, will provide a customer experience that is hard to replicate without having to visit multiple destinations.

Strategic location with strong and improving accessibility
The following map illustrates the centralized location of our permanent resort and casino in Chicago:

The following map illustrates the centralized location of our temporary casino in Chicago:
Our permanent resort and casino will be strategically located in the heart of the City of Chicago, as the only casino located directly adjacent to the Chicago River, with easy access to the blue transit line as well as to multiple bus stops. The City of Chicago is the third most populous city in the United States, with 2.7 million residents in 2021 according to the United States Census Bureau. Tourism to the City of Chicago reached approximately 55 million visitors prior to the COVID-19 pandemic and is expected to fully rebound by 2024.
We believe we can also leverage the traffic flow from nearby hotels, theaters, bars, restaurants, shopping districts and McCormick Place Convention Center to drive significant traffic to our permanent resort and casino, primarily due to our differentiated gaming and entertainment attractions in comparison to other offerings in this geographic location. Our close proximity to the Chicago River, which is ranked the fourth best tourist attraction in Chicago, will allow us to drive marketing promotions to tourists and drive further traffic to our permanent resort and casino. We intend to build a new water taxi stop and a new pedestrian bridge across the Chicago River to capitalize on traffic flow and make the proposed site even more accessible to Chicago residents and tourists in the downtown area. We also expect to be a natural and popular first stop for a large number of visitors to Chicago due to our close proximity to the River West, Fulton River District, River North and West Loop entertainment districts.
Backed by an established operator with a leading and diversified national gaming footprint
We are backed by an established operator in our resort and casino industry that is capable of providing expertise, know-how and support across the entire gaming spectrum, ranging from generation and advertising technology to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services.

The deep understanding of our public company parent of the gaming industry, customer needs and preferences, regulatory processes and the evolving competitive landscape offers us a significant competitive advantage over our competitors. Upon the closing of this offering, we will continue to benefit from our relationship with our public company parent through the scale of Bally’s operations, including the centralization of shared services and support functions such as legal, information technology, human resources, supply chain logistics, warehousing, strategic sourcing and transportation. We will also continue to benefit from our parent entity’s extensive customer and sales network, as well as its well-developed and recognized customer loyalty programs, which we will continue to leverage to further drive visitation.
Our parent entity’s offering stretches across ten states across the United States. The breadth of our parent entity’s offering and reach gives us a competitive advantage in launching operations in a new city or state, as we are able to leverage our parent entity’s considerable resources and know-how to deliver the best offerings to potential customers.
Powerful network effects accelerate our value proposition
Under the Bally’s brand, we are able to benefit from powerful network effects, which further accelerate our value proposition. As a national participant in the gaming industry, our parent entity has casinos resorts spread across numerous major cities and has hosted tens of millions of customers since all of its casino resorts and online gaming operations commenced operations. We believe that, by operating under the Bally’s brand, we will be able to attract existing and new customers to our new resort and casino, as we will not be required to gain their trust upon launching our operation.
Experienced and Dedicated Management Team
Our management team has extensive experience in the gaming and hospitality industries. Management team members have prior tenures at other large-scale integrated resorts and casino companies, such as PENN Entertainment, MGM Resorts International and Four Seasons Hotels and Resorts. Our management team has an average of more than 20+ years of experience in the gaming and hospitality industries. In addition, as of December 31, 2022, our parent entity had approximately 10,500 employees who are dedicated to Bally’s national and international operations to ensure exceptional customer experiences. We will also receive certain centralized corporate and management services from our parent entity, including shared service staff who will devote a portion of their time to our operations. We intend to continue to capitalize on the deep industry expertise, management skills and strong execution capabilities of our management team to successfully formulate and implement our strategies, and continue to streamline our operations by utilizing the services provided by our affiliates.
Our Business and Growth Strategies
Continue to focus on the mass market segment
We intend to focus on mass market gaming due to its attractive growth opportunities and higher margin profile. We are designing our non-gaming attractions to complement the mass market focus of our resort and casino by delivering experiences that specifically appeal to mass market players. We aim to leverage our differentiated entertainment, retail, food and beverage and hotel amenities to drive visitation, longer stays and greater spending by our patrons. Under our current plan, our permanent resort and casino is being designed to include approximately 3,400 slot machines and 170 table games. In addition, we currently envision outdoor green space, including an expansive public riverwalk with a water taxi stop. Other non-gaming attractions expected to be part of our permanent resort and casino include a hotel tower with up to 500 rooms, a rooftop bar, an approximately 65,000 square foot entertainment and event center, an approximately 23,000 square foot exhibition, outdoor music venue and a Chicago sports museum, as well as retail and food and beverage outlets. We expect our current plan for our permanent resort and casino to diversify our offerings and create long-term shareholder value.
Continue to drive visitation and revenue growth through innovative non-gaming attractions
We intend to enhance and diversify our differentiated non-gaming amenities and service offerings with the goal to drive further visitation to our resort and casino by both residents of Chicago and tourists visiting

Chicago, and deliver long-term growth and high margins. We believe our permanent resort and casino will be different from existing resorts and casinos in Illinois and neighboring states because of our strategic location along the Chicago River, as well as our innovative and interactive entertainment attractions, which are intended to appeal to both individuals and groups interested in gaming and those not interested in gaming alike. We intend to leverage our parent entity’s existing attractions to provide superior entertainment experiences. For example, we intend to host premier concerts and events over time to increase our brand recognition locally, which we believe we can do using our nationwide access to premier talent. We also intend to enhance existing attractions and update them over time, and to optimize our mix of retail and food and beverage offerings that appeal to our target customers.
Continue to pursue strategic marketing initiatives and differentiate the “Bally’s” brand
We plan to continue to build the “Bally’s” brand to increase awareness among potential customers, particularly in Chicago and the Midwest. We intend to continue to pursue innovative promotions, including engaging influencers and celebrities to promote our resort and casino’s themes and entertainment facilities, and to host special events. We also plan to enhance our advertising activities, including through a variety of social media, print, television, online, outdoor, onsite and other means. In addition, we intend to leverage our relationship with our parent entity, Bally’s Corporation, to promote our resort and casino through complementary and cost-effective cross-marketing and sales campaigns.
Prudently manage our capital structure
We commenced operations in June 2022, and we intend to develop a capital structure to match and support the on-going ramp-up of our operations. We intend to strengthen our balance sheet by focusing on optimizing our leverage, maintaining a competitive cost of capital and improving balance sheet flexibility. We expect to apply the net proceeds of this offering, along with cash on hand and our Credit Facility, to design, develop and construct a world class resort and casino. In turn, we believe we will be sufficiently capitalized through            . We intend to prudently manage our capital structure as we continue to grow our operations.
Our Relationship with Bally’s Corporation
We intend to benefit from the significant experience and knowledge in the U.S. gaming market of our parent entity. In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination. See “Transactions with Related Parties — Services Agreement.”
Our Relationship with Chicago
We are designing, developing and constructing a world-class entertainment destination resort in partnership with the City of Chicago. In connection with this partnership, we have entered into various agreements and development programs as set forth below.
Host Community Agreement with the City of Chicago
On June 9, 2022, we signed the Host Community Agreement with the City of Chicago to develop our destination resort and casino in downtown Chicago. The Host Community Agreement provides us with the exclusive right to operate a permanent casino and a temporary casino for up to three years while our permanent resort and casino is constructed.
Pursuant to the Host Community Agreement, our permanent resort and casino will feature:
•
approximately 150 permanent gaming tables, including 20 poker tables;

•
in-person and mobile sports wagering facilities;

•
a 5-star quality high-end luxury hotel with 100 rooms initially, as well as amenities such as a rooftop bar, a fitness center, a spa and a pool, subject to expansion to up to 500 rooms within approximately five years of the opening of our permanent resort and casino;

•
approximately 65,000 square feet of entertainment and event space, including a flexible theater space with approximately 2.4 acres of greenspace that can be used to host outdoor events;

•
six restaurants/cafes and a food hall, including a three-meal diner with capacity for approximately 150 seats, a Bally’s Sports Bar with capacity for approximately 200 seats, a food hall with capacity for approximately 175 seats, an Asian restaurant with capacity for approximately 50 seats, a steakhouse with capacity for approximately 150 seats, an Italian restaurant with capacity for approximately 200 seats and a grab-and-go coffee bar with capacity for approximately 20 seats;

•
four bars and lounges, including a casino bar, a cocktail lounge with capacity for over 50 seats, a VIP lounge with capacity for over 60 seats and a rooftop bar with capacity for over 100 seats (including two hidden speakeasies that patrons can visit);

•
approximately 3,000 square feet of ancillary retail space, including sundries and souvenir shops;

•
a garage or parking facility with approximately 3,300 parking spaces, including approximately 2,200 patron spaces, approximately 600 employee spaces and approximately 500 valet spaces;

•
a visitor center for tourists and business travelers visiting Chicago, including a concierge service operated in coordination with Choose Chicago, a nonprofit organization that specializes in Chicago travel options; and

•
an approximately 23,000 square foot museum, with exhibits presenting Chicago sports and history and other rotating exhibitions.

In furtherance of these obligations, the Host Community Agreement establishes a minimum capital investment of $1.34 billion on the design, construction and equipping of our temporary casino and our permanent resort and casino. The actual cost of the development may exceed this minimum capital investment amount. In addition, land acquisition costs and financing costs, among other types of costs, are not counted toward meeting this minimum capital investment amount.
Additionally, as part of the design, development and construction of our temporary casino and our permanent resort and casino, the Host Community Agreement requires us to employ approximately:
•
2,900 individuals in the design, development and construction of our temporary casino;

•
9,750 individuals in the initial design, development and construction of our permanent resort and casino; and

•
2,500 individuals in the design, development and construction of the hotel tower.

Once operational, the Host Community Agreement requires us to employ:
•
approximately 550 individuals in our temporary casino; and

•
approximately 3,000 individuals in our permanent resort and casino.

In connection with the entry into the Host Community Agreement with the City of Chicago, we were required to make a one-time payment to the City of Chicago equal to $40.0 million, and will be required to make ongoing payments of $4.0 million per year beginning on the date that our temporary casino opens to the general public. Additionally, in connection with the Host Community Agreement, Bally’s Corporation was required to provide the City of Chicago with a guaranty whereby the Company is required to have and maintain available financial resources in an amount reasonably sufficient to fund all amounts necessary to allow us to complete our obligations under the Host Community Agreement and, to the extent we fail to perform any obligations thereunder, assume full responsibility for and perform our obligations in accordance with the terms, covenants and conditions set forth in the Host Community Agreement. The guaranty also required that we indemnify and hold the City of Chicago harmless from and against any and all loss, cost, damage, injury, liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonpayment or nonperformance of any of our obligations.
In addition, the Host Community Agreement requires that 25% of the equity of Bally’s Chicago, Inc. must be owned by the following Minorities:

•
African-American or Black (including persons having origins in any of the Black racial groups of Africa);

•
Hispanic (including persons of Spanish culture with origins in Mexico, South or Central America or the Caribbean Islands, regardless of race);

•
Asian-American (including persons whose origins are in any of the original peoples of the Far East, Southeast Asia, the islands of the Pacific or the Northern Marianas or the Indian Subcontinent);

•
American Indian (including persons having origins in any of the original peoples of North and South America (including Central America) and who maintain tribal affiliation or community attachment; or

•
a member of other groups, including but not limited to Arab-Americans, found by the City of Chicago to be socially disadvantaged by having suffered racial or ethnic prejudice or cultural bias within American society, without regard to individual qualities, resulting in decreased opportunities to compete in Chicago area markets or to do business with the City of Chicago.

In addition, the Host Community Agreement requires that 40% of our board directors be reserved for Minorities.
Community Investment Program
We have agreed with the City of Chicago that we will commit to hiring residents of Chicago with various workforce development organizations in both the construction of our temporary casino and our permanent resort and casino, but also with respect to employment once our casinos are operational.

Additionally, we are committed to 60% minority hiring, including the following targets:
•
we are required to provide preference to Chicago-based businesses, if possible;

•
in the hiring of contractors for the construction of our temporary casino and our permanent resort and casino:

•
a minimum of 36% of funds need to go towards Minority-owned businesses;

•
a minimum of 10% of funds need to go towards women-owned businesses;

•
in the hiring of workers to build our temporary casino and our permanent resort and casino:

•
a minimum of 50% of total hours on our permanent resort and casino must be performed by Chicago residents;

•
a minimum of 15.5% of construction work must be performed by residents of socially and economically disadvantaged areas;

•
in the sourcing of goods and services and other vendor spending in connection with our temporary casino and our permanent resort and casino:

•
a minimum of 26% of funds need to go towards Minority-owned businesses;

•
a minimum of 10% of funds need to go towards women-owned businesses;

•
a minimum of 2% of funds need to go towards disadvantaged businesses, including businesses by owners that have historically been disadvantaged; and

•
a minimum of 3% of funds need to go towards veteran- or service-disabled veteran-owned businesses.

Under the community investment program, we intend on reducing the disparities that exist in the initial procurement process of goods and services by requiring that all contracts and bids in excess of $2,500 be issued via a competitive bidding process. Additionally, we intend to list all employment and procurement opportunities on our website. We intend on hosting an annual diversity vendor fair on the premises of our permanent resort and casino, and intend on hiring a third-party diversity, equity and inclusion expert in sourcing and contracting vendors to leverage their network of vendors, suppliers and individuals seeking jobs to push notifications, recruit bidders and support us in the process.
We have also agreed with the City of Chicago that we will commit to providing training opportunities for various roles in our resort and casino, including for table game dealers and food and beverage workers, and work to set up job fairs in order to attract potential applicants to employment opportunities in our resort and casino.
Our Community First Programs
As a member of the Bally’s organization, we intend to adhere to the Bally’s community-first policy, which is a fundamental and defining element of who we are as a company. We intend to build strong, lasting partnerships with local residents and businesses in Chicago.
As part of our community-first policy, we intend to implement programs to provide individuals with gaming addiction with support services, both offsite and onsite, including treatment of compulsive behavior disorders. We also intend to take extraordinary precautions to ensure that minors are prohibited from participating in any of the gaming activities at our resort and casino. Additionally, we intend to take precautions to ensure that our marketing practices do not disproportionately target disadvantaged communities, and will work to provide best-in-class social programs geared towards addressing gambling addiction throughout the Chicago area.

Our Operating Structure
Marketing
In order to be competitive, we and our parent entity intend on holding various promotions and special events at our resort and casino, including operating a loyalty program for gaming patrons. In addition, we anticipate participating in cross marketing and sales campaigns developed by Bally’s Corporation, including across geographic zones and countries. We believe this arrangement will significantly enhance our resort and casino’s ramp-up period, reduce marketing costs through scale synergies and enhances cross-revenue opportunities.
Additionally, we intend to devote considerable resources to attracting non-gaming customers to our resort and casinos in order to grow our customer base over time by undertaking a variety of advertising and marketing activities.
Our parent entity employs a public relations and advertising team that is partially dedicated to our resort and casino and that intends on cultivating media relationships, promoting the Bally’s brand and directly liaising with customers within select geographies in the Midwest in order to explore media opportunities in various markets. We plan our advertising activities to be rolled out through a variety of local and regional media platforms, including digital, social media, print, television, online, outdoor, on property (as permitted under Illinois law and any other applicable local laws) as well as collateral and direct mail pieces. We also intend to engage celebrities for marketing activities. We believe that these marketing and incentive programs will increase our brand awareness and drive further visitation to our resort and casino.
Competition
The gaming industry is characterized by a high degree of competition among a large number of operators, including land-based casinos, riverboat casinos, dockside casinos, video lotteries, traditional lotteries, video gaming terminals at taverns in certain states, sweepstakes and poker machines not located in casinos, Native American gaming, emerging varieties of iGaming and daily fantasy sports gaming, increased sports betting and other forms of gaming in the United States. In a broader sense, our gaming operations face competition from many leisure and entertainment activities, including, for example: shopping, athletic events, television and movies, concerts and travel. Legalized gaming is currently permitted in various forms in different parts of the United States, in several Canadian provinces and on many lands taken into trust for the benefit of certain Native Americans in the United States and First Nations in Canada. We face significant competition in the Chicago market. Such competition may intensify if new gaming operations open or existing competitors expand their operations. For example, Hawthorne Race Course has submitted an application for a gaming license to open a “racino” approximately 10 miles from our permanent resort and casino site. Our Chicago resort and casino will compete directly with other gaming properties in Illinois, as well as in adjacent states such as Indiana and Wisconsin. In some instances, particularly with Native American casinos, our competitors pay substantially lower taxes or no taxes at all. We believe that increased legalized gaming in other states, particularly in areas close to our Chicago resort and casino and the development or expansion of Native American gaming in Illinois, could create additional competition for us and could adversely affect our operations or future development projects. See “Risk Factors” for more information on competition.
We consider the following operators our current direct competitors:
Property	Operator	Location	Year of Opening	Existing / Development	# Slots	# Tables	# Poker Tables	S.F. Gaming Area	# Hotel Keys	~Miles to Bally’s Chicago
American Place	Full House Resorts	Waukegan, IL	2023	Development	1,000	50	N/A	70,000	150	41
Ameristar Casino East Chicago	Penn Entertainment	East Chicago, IN	1997	Existing	1,266	46	N/A	61,999	288	25
Blue Chip Casino Hotel Spa	Boyd Gaming	Michigan City, IN	1997	Existing	1,440	30	8	65,375	486	60
Four Winds New Buffalo	Four Winds Casinos	New Buffalo, MI	2007	Existing	2,600	41	N/A	125,000	415	71
Four Winds Casino South Bend	Four Winds Casinos	South Bend, IN	2018	Existing	1,900	27	12	175,000	317	90
Grand Victoria Casino Elgin	Caesars Entertainment	Elgin, IL	1994	Existing	803	36	20	29,850	N/A	39
Hard Rock Casino Rockford	Hard Rock International	Rockford, IL	2021	Development	1,500	60	N/A	65,000	250	77
Hard Rock Casino Northern Indiana	Hard Rock International	Gary, IN	2021	Existing	1,628	80	N/A	75,878	N/A	34
Hard Rock Casino Kenosha	Hard Rock International	Kenosha, WI	TBD	Development	TBD	TBD	TBD	TBD	TBD	64
Harrah’s Joliet	Caesars Entertainment	Joliet, IL	1993	Existing	815	22	8	39,000	200	41
Ho-Chunk Casino Beloit	Ho-Chunk Nation of Wisconsin	Beloit, WI	~2024	Development	2,200	50	N/A	139,000	300	95
Hollywood Casino Aurora	Penn Entertainment	Aurora, IL	1993	Existing	767	27	7	41,384	N/A	40
Hollywood Casino & Hotel Joliet	Penn Entertainment	Joliet, IL	2010	Existing	729	12	5	50,000	100	49
Horseshoe Hammond	Caesars Entertainment	Hammond, IN	1996	Existing	1,797	80	34	108,000	N/A	18
Potawatomi Hotel & Casino	Forest County Potawatomi Community	Milwaukee, WI	1991	Existing	2,500	99	20	180,000	500	89
Rivers Casino Des Plaines	Churchill Downs Incorporated / Rush Street Gaming	Des Plaines, IL	2011	Existing	976	70	24	43,687	N/A	15
Wind Creek Chicago Southland	Wind Creek Hospitality	East Hazel Crest, IL	~2024	Development	1,350	56	N/A	69,190	252	27
Illinois Distributed Gaming Video Gaming Terminals “VGTs”	N/A	4,310	N/A	N/A	23,964	N/A	N/A	N/A	N/A	N/A

Based on publicly available information, including reports of the Illinois Gaming Board and the Indiana Gaming Commission, properties’ websites, third-parties’ websites and SEC filings.
Government Gaming Regulation
The Illinois Gambling Act established the Illinois Gaming Board and authorized up to ten casino licenses. Currently, all ten original licenses are active. In July 2009, Public Act 96-0034 became law, creating the Illinois Video Gaming Act. Since 2009, Video Gaming has rapidly expanded across Illinois. On June 28, 2019, Illinois Governor J.B. Pritzker signed the gaming expansion bill into law which permits sports wagering, including online/mobile, a Chicago casino, five additional casinos, slots and table games at racetracks, possible slots at the Chicago airports, an additional video gaming terminal at each establishment and in some instances five additional video gaming terminals, and the opportunity for existing casinos to move to land-based operations or purchase additional gaming positions. As of the end of 2021, there were over 43,000 VGTs spread throughout 8,100 licensed establishments.
The market for gaming, hotel and other entertainment facilities in Chicago is rapidly evolving, but remains in its infancy. While Illinois is undergoing expansion since various states started to liberalize gaming (including sports betting), Chicago is still not known as a location for gaming tourism and, therefore, subject to significant competition from both regional and national gaming centers. An underserved and untapped market, the City of Chicago is served by the Rivers Casino in a suburb of Chicago, the northwestern Indiana casinos, a retail sports book at the United Center, a retail sports book opening at Wrigley Field in 2023 and the Waukegan casino.
Other Laws and Regulations
Our businesses are subject to various laws, rules, and regulations in addition to gaming regulations. These laws, rules and regulations include restrictions and conditions concerning alcoholic beverages, food service, smoking, environmental matters, employees and employment practices, currency transactions, taxation, zoning and building codes and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.
The sale of alcoholic beverages is subject to licensing by the Liquor Control Commission and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse effect upon our operations.
Employees and Human Capital Resources
Labor Relations
As of January 31, 2023, we had 18 employees. We are primarily being supported by personnel employed by our parent entity in their casino and resorts division. As of December 31, 2022, our parent had approximately 10,500 employees. Most of our parent’s employees in Rhode Island, Nevada and New Jersey are represented by a labor union and are subject to collective bargaining agreements with our parent entity. As of such date, our parent had 29 collective bargaining agreements covering 2,755 employees. Our parent’s collective bargaining agreements generally have three-or-five-year terms.
Seasonality
Casino and hotel operations in our markets are subject to seasonal variation. Seasonal weather conditions can frequently adversely affect transportation routes to our properties and may cause flooding and other effects that result in the closure of our properties. As a result, unfavorable seasonal conditions could have a material adverse effect on our operations.
Environmental, Social and Corporate Governance
Our approach to sustainability is underpinned by three pillars: (i) player well-being, (ii) people engagement and (iii) building a brighter future.
Player Well-Being
•
Bally’s Corporation is a member of the American Gaming Association’s “Have A GamePlan” campaign

•
100% of team members undertake Responsible Gambling training annually

•
Bally’s donated $600K to the International Center for Problem Gambling for research into the effectiveness and adaptation of Responsible Gambling tools and Gambling by younger adults

•
Bally’s Corporation is a founding member of the Responsible Gaming Operators group, committed to 12 principles of Responsible Gambling

•
Parent company is rolling out a Responsible Gambling Ambassador program in 2023

People Engagement
•
Advance a distinct culture where capabilities, genders, ethnicity, and ages are respected, and cultivated as a strength

•
Create an accessible, diverse, and inclusive work environment with policies, procedures, and systems that support and encourage the principles of diversity, equity, and inclusion

•
Engage and include business partners that reflect diversity within the ecosystems in which we operate

•
Drive community engagement with the educational entities

•
Collaborate with local membership and affinity groups, ethnic chambers and diverse business and civic organizations and their DEI initiatives

•
Ensure partnerships exist with organizations that promote “accessibility” and volunteerism or civic responsibility and transition

•
Commit to charitable giving that stimulates social and impact investment

Building a Brighter Future
•
Creation of the Bally’s Foundation in North America with $1.8 million to be donated in 2023 to help support local communities

•
Bally’s Corporation is committed to a near-term science-based target reaffirming its intent to achieve zero net carbon status

•
Dedicated to reducing its direct and non-renewable energy usage

Facilities
Our principal office is located at 640 N LaSalle, Suite 460, Chicago, Illinois 60654 where we lease approximately 18,233 square feet of office space under a lease agreement that terminates on February 28, 2027. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.
In November 2022, we entered into a sublease agreement for approximately 132,600 square feet of space in Chicago, Illinois for the development of our temporary casino. The current term of this lease expires November 30, 2026, with an option to extend for two separate renewal terms of 12 months each.
In November 2022, we also entered into a ground lease agreement for approximately 30-acres in Chicago, Illinois for the development of our permanent resort and casino. The current term of this lease expires 99 years after the lease commencement date and can be extended for 10 separate renewal terms of 20 years each. We have the option to repurchase the land associated with the ground lease at a fixed capitalization rate during years four through eight of the lease term.
Legal Proceedings
We are not currently a party to any material legal proceedings.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of March 31, 2023:
Name	Age	Position(s)
Executive Officers
Ameet Patel	56	President
Non-Employee Board Members
		Director
		Director
Executive Officers
Ameet Patel has served as our President since May 2022. Mr. Patel has over 20 years of leadership and operating experience in the casino and gaming industry. He has also served as Senior Vice President & Regional General Manager — West of our parent entity, Bally’s Corporation (NYSE: BALY), since October 2021. From July 2019 to October 2021, he was an independent consultant, focusing on operations of gaming companies. Prior to that, from September 2001 to June 2019, Mr. Patel held various leadership positions at Penn National Gaming, Inc. (NASDAQ: PENN) and its subsidiaries, serving most recently as Senior Vice President Regional Operations. Mr. Patel holds a Bachelor of Commerce from Maharaja Sayajirao University, India, and a Master of Business Administration from Thomas Jefferson University. He is also a certified public accountant.
Directors
Board Composition and Election of Directors
Our board of directors will consist of five directors. Pursuant to our amended and restated certificate of incorporation, holders of our Class A Interests, voting as a class, will have the ability to nominate, subject to the consent of Bally’s Corporation (such consent not to be unreasonably withheld or delayed), and elect two members of our five-person board of directors and holders of our Class B Interests, voting as a class, will have the ability to nominate and elect the remaining three members of our five-person board of directors.
Our amended and restated certificate of incorporation also provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other two classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•
Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in       , will consist of        and       ;

•
Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in       , will consist of        and       ; and

•
Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in       , will consist of       .

In addition, the Host Community Agreement requires that 40% of our board directors be reserved for Minorities.
The number of directors constituting our board of directors is permitted to be established only by a resolution adopted by a majority vote of our board of directors, and only our board of directors is authorized to fill vacant directorships, including newly created directorships, unless our board of directors determines that such vacancy or newly created directorship shall be filled by the holders of our ownership interests. When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director Independence
Because our ownership interests are not, and following this offering will not be, listed on a national securities exchange, we are not required to maintain a board consisting of a majority of independent directors or to maintain an audit committee, nominating committee or compensation committee consisting solely of independent directors. Nevertheless, our board of directors has determined to generally comply with the listing requirements of the national securities exchanges. The independence definitions of the national securities exchanges generally include a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, the rules of the national securities exchanges would require our board of directors to make a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors consists of five members. Our board of directors has determined that          of our current directors would qualify as “independent” directors in accordance with the general listing requirements of the national securities exchanges.         and        are not considered independent because they are officers of Bally’s and employees of our parent entity, Bally’s Corporation. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. Each of        ,        and   qualify       as independent directors under the corporate governance standards of the        .
There are no family relationships among any of our directors or executive officers.
Board Committees
Audit Committee and Audit Committee Financial Expert
Our audit committee will oversee our corporate accounting and financial reporting process. Among other matters, the audit committee will:
•
appoint our independent registered public accounting firm;

•
evaluate the independent registered public accounting firm’s qualifications, independence and performance;

•
determine the engagement of the independent registered public accounting firm;

•
review and approve the scope of the annual audit and the audit fee;

•
discuss with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•
approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•
monitor the rotation of partners of the independent registered public accounting firm on our engagement team as required by law;

•
be responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•
review our critical accounting policies and estimates; and

•
annually review the audit committee charter and the committee’s performance.

The current members of our audit committee are         ,       and       , with     serving as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and generally under the rules of the national securities exchanges. Our board of directors has determined that       is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of national securities exchanges. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of the members of the audit committee are independent under the applicable rules of the SEC and the national securities exchanges. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the national securities exchanges.
Compensation Committee
Our compensation committee will review and recommend policies relating to the compensation and benefits of our officers and employees. The compensation committee will review and approve corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are       ,       and       , with    serving as the chairperson of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of the national securities exchanges, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Code. The compensation committee operates under a written charter.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are       ,       and       , with    serving as the chairperson of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the national securities exchanges relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter.
Conflicts Committee
Our conflicts committee will be responsible for reviewing all of our related party transactions in which Bally’s Corporation is a party with an interest adverse to our interests or with an interest adverse to any outstanding series of our ownership interests, including any decision with respect to the timing and payments to Bally’s on the Subordinated Loans. Each member of the conflicts committee must (a) satisfy the audit committee independence requirements under the rules and regulations of the SEC that would be applicable to Bally’s, (b) not have been an employee or director of our parent entity at any time in the three years prior to his or her appointment to the conflicts committee and (c) not have any material interest in Bally’s or Bally’s Corporation. The current members of the conflicts committee are       ,       and       , with    serving as the chairperson of the committee. Each of the members of our conflicts committee meets the independence requirements described in the immediately preceding sentence. The conflicts committee operates under a written charter.
Limitations on Officers’ and Directors’ Liability and Indemnification Agreements
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, limit our directors’ and officers’ liability to the fullest extent permitted under the Delaware General Corporation Law. Consequently, our directors and officers will not be personally liable to us or holders of our ownership interests for monetary damages for any breach of their respective fiduciary duties, except liability for:
•
any breach of the director’s duty of loyalty to us or holders of our ownership interests;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.
In addition to the indemnification and advancement of expenses required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with each of our directors, and will enter into new indemnification agreements with each of our current directors, officers and certain employees before the closing of this offering. These agreements provide for the indemnification and advancement of expenses of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to this registration statement.
The limitation of liability and indemnification and advancement of expenses provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage holders of our ownership interests from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Holders of our ownership interests’ investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SUBORDINATED DEBT
In connection with this offering, we intend to enter into a subordinated loan agreement with Bally’s pursuant to which Bally’s, as lender, will make Subordinated Loans to us, as borrower, in various tranches and in varying amounts based on the total number of interests sold in this offering. None of the new investors purchasing Class A Interests in this offering will be a party to the subordinated loan agreement, or a borrower or lender under the Subordinated Loans. We intend to enter into such subordinated loan agreement for the purpose of providing funding to support an investment in our Class A-1, A-2 and A-3 Interests by prospective public shareholders by reducing the purchase price required to be funded by such prospective investors. The following is a summary of the material terms of such subordinated debt. The summary is qualified in its entirety by reference to the full text of the subordinated loan agreement pursuant to which the debt is being incurred.
General.   In connection with this offering, we intend to enter into a subordinated loan agreement with Bally’s pursuant to which we intend to incur $      aggregate amount of Subordinated Loans. For each Class A-1 Interest sold in this offering, we will incur $24,750 of Subordinated Loans from Bally’s. For each Class A-2 Interest sold in this offering, we will incur $24,500 of Subordinated Loans from Bally’s. For each Class A-3 Interest sold in this offering, we will incur $22,500 of Subordinated Loans from Bally’s. We will not incur any Subordinated Loans or other debt in connection with the issuance of the Class A-4 Interests or the Class B Interests held by Bally’s. The Subordinated Loans will be non-recourse to the holders of our ownership interests; however, the value of the Class A Interests (other than the Class A-4 Interests) at any given time will be linked to the portion of the Subordinated Loans as of such time.
Based upon an aggregate offering size of $      million, which is the amount set forth on the cover page of this prospectus, we expect to incur the following amounts of Subordinated Loans:
•
$      million of A-1 Subordinated Loans, based on $      million of Class A-1 Interests sold in this offering;

•
$      million of A-2 Subordinated Loans, based on $      million of Class A-2 Interests sold in this offering; and

•
$      million of A-3 Subordinated Loans, based on $      million of Class A-3 Interests sold in this offering.

Our obligation to make payments of principal and interest on the Subordinated Loans is subordinate and junior in right of payment to all of our senior indebtedness, including our Credit Facility and other general creditors and certain other types of indebtedness specified in the subordinated loan agreement.
The Subordinated Loans will mature on the earlier of (i)       or (ii) upon the sale or dissolution of the Company (unless previously repaid). In the event of a sale or dissolution of the Company, the Subordinated Loans would be repaid after, and subject to, the prior repayment of our senior indebtedness, including our Credit Facility.
Interest.   The Subordinated Loans will bear interest at a rate equal to    % per annum, compounding quarterly. Principal and interest payments on the Subordinated Loans will be paid by us by withholding discretionary distributions that would otherwise be made by us to the investors with the corresponding Class A Interests, and applying such distributions to reduce amounts outstanding under the applicable Subordinated Loans. In connection with each such distribution until the Subordinated Loans are repaid in full, we will withhold an amount equal to    % of each such future distribution, which will be applied first to any outstanding and unpaid interest remaining on the Subordinated Loans and thereafter to any outstanding and unpaid principal remaining on the Subordinated Loans. Any interest payments that are not able to be paid in cash on a quarterly basis will be added to the principal balance of the Subordinated Loans. Upon full repayment of the corresponding Subordinated Loans, holders of our Class A Interests will receive 100% of any discretionary distributions payable to such holders with respect to their Class A Interests.
In the event discretionary distributions are not sufficient to repay the balance on the Subordinated Loans prior to a sale or dissolution of the Company and/or our wholly-owned subsidiary, Bally’s Chicago Operating Company, LLC, any proceeds received on account of the sale of the investor’s ownership interests will be applied first to any outstanding and unpaid interest remaining on the Subordinated Loans and thereafter to any outstanding and unpaid principal remaining on the Subordinated Loans.
Repayment.   We may, at our option, repay the Subordinated Loans, in whole or in part, upon       days’ notice to Bally’s at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest thereon. This option of redemption is subject to the approval of the       . The       generally will not approve such a redemption of any such subordinated debt unless it is satisfied with our capital position after the proposed redemption.
Covenants.   The subordinated loan agreement will contain customary covenants that, among other things, will limit our ability to merge, consolidate or sell all or any substantial part of our consolidated assets and, subject to certain conditions, pay dividends. In addition, the Subordinated Loans will provide that we may not consolidate with or merge into any other person or entity, or convey or transfer our properties and assets substantially as an entirety to any person or entity, unless certain conditions specified in the subordinated loan agreement are satisfied.
Events of Default.   An event of default under the subordinated loan agreements will occur, and the payment of principal of the subordinated debt may be accelerated, only upon the occurrence and continuation of certain events of insolvency of the Company that are specified in the subordinated loan agreements (a “Subordinated Debt Event of Default”). In the case of a Subordinated Debt Event of Default, unless the principal of the subordinated debt already shall have become due and payable, Bally’s may declare the principal amount of the subordinated debt to be due and payable immediately.

EXECUTIVE COMPENSATION
We were incorporated in May 2022 to operate as a subsidiary of Bally’s Corporation for purposes of building and operating an entertainment destination resort in Chicago, Illinois. As described in “Management — Executive Officers and Directors,” our President, Ameet Patel, also serves as Senior Vice President & Regional General Manager — West of Bally’s Corporation and received compensation during fiscal 2022 in that capacity. Although Mr. Patel’s services as our President comprise only a portion of the total services he provides to Bally’s Corporation and its subsidiaries, we have included all compensation paid by Bally’s Corporation and its subsidiaries to Mr. Patel during the fiscal year ended December 31, 2022 in the following table rather than that portion attributable to his services as our President from May 2022 — December 31, 2022.
Mr. Patel has been identified as our only “named executive officer” for fiscal 2022.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2022.
Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total
Ameet Patel President	2022	409,615	108,303	262,510	14,043	794,471

(1)
Amount reflects the actual base salary paid to the executive in respect of 2022, taking into account his base salary increase.

(2)
Amount reflects the grant date fair value of performance stock units, or PUs, granted during 2022 with respect to Bally’s Corporation common stock. The grant date fair value is calculated based on the probable outcome of the performance result (i.e., target level of performance) for the applicable performance period. The fair value of the PUs was determined using the share price of Bally’s Corporation common stock on the date that the applicable performance targets were set for the performance period ending December 31, 2022. The amount does not necessarily reflect the actual amount that was paid to, or may be realized by, the NEO for the fiscal year reflected. Share-based compensation expense is recognized based on the target number of shares of common stock that may be earned pursuant to the PU award and Bally’s Corporation stock price on the date of grant, and expense is subsequently adjusted based on actual and forecasted performance compared to planned targets.

(3)
Amount reflects the annual performance bonus earned with respect to 2022 under the Bally’s Corporation annual bonus program, as described below.

(4)
Amount reflects (i) Bally’s Corporation-paid life insurance premiums in the amount of $1,110, (ii) supplemental executive health benefits in the amount of $2,130, (iii) a Bally’s Corporation-paid matching contribution to Mr. Patel’s 401(k) plan account of $1,253 and (iv) a tax gross-up in the amount of $9,550 associated with the provision to Mr. Patel of certain health benefits by Bally’s Corporation.

Base Salary
Mr. Patel receives a base salary from us to compensate him for services rendered to Bally’s Corporation and its subsidiaries, including Bally’s Chicago. The base salary payable to Mr. Patel is intended to provide a fixed component of compensation reflecting his skill set, experience, role and responsibilities.
Mr. Patel had an initial base salary for 2022 of $400,000, which was subsequently increased to $450,000 effective October 13, 2022 pursuant to his offer letter.
The actual salary paid to Mr. Patel for 2022 is set forth above in the Summary Compensation Table in the column entitled “Salary,” and has not been prorated to reflect the portion of Mr. Patel’s services attributable to Bally’s Chicago.

2022 Bonuses
Mr. Patel was eligible to earn an annual performance-based bonus in respect of 2022 with a target equal to 75% of his annual base salary.
Payouts under the Bally’s Corporation annual bonus program for 2022 were determined based on pre-determined adjusted EBITDA goals. Bally’s Corporation determined that actual achievement of the EBITDA goals for 2022 was 85%, resulting in a bonus payout to Mr. Patel of $262,510.
The actual annual cash bonus awarded to Mr. Patel for 2022 performance is set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.” Mr. Patel’s 2022 bonus was not prorated to reflect the portion of his services provided to Bally’s Chicago.
Equity Compensation
In connection with his appointment by Bally’s Corporation as Senior Vice President and General Manager — Western Region, on October 25, 2021 Bally’s Corporation granted Mr. Patel 9,062 target performance units (“PUs”) with respect to its common stock under the Bally’s Corporation 2021 Equity Incentive Plan. The PUs are eligible to be earned and vest based on the achievement of certain performance goals over three separate one-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024, in each case subject to Mr. Patel’s continued service with Bally’s Corporation through the January 1 following the end of the applicable performance period, and are settled in Bally’s Corporation common stock. In the event of Mr. Patel’s termination of service by reason of his death, any PUs attributable to a prior performance period will be deemed earned at target performance to the extent the Bally’s Corporation Compensation Committee has not yet made a determination of actual performance for such performance period, and the PUs attributable to the performance period in which the termination date occurs will be deemed earned at target performance, prorated for the number of days elapsed in the applicable performance period. In the event of a termination of service by the company without “cause,” for “good reason” or by reason of “disability” (as defined in the award agreement), any PUs for the current or completed performance period (to the extent performance has not yet been determined) will vest based on actual performance for each such performance period.
The PUs attributable to each performance period will have their own grant date (determined each year based on the date on which the Bally’s Corporation Compensation Committee establishes the applicable performance goals for such period, which serves as the date on which such PUs will be effectively granted for accounting purposes). As a result, the value of the PUs s reflected in the “Stock awards” column of the Summary Compensation Table reflects the grant date fair value for only fiscal year 2022, and was not prorated to reflect solely the portion of Mr. Patel’s services attributable to Bally’s Chicago.
In addition, Mr. Patel received a grant of time-based restricted stock units from Bally’s Corporation on October 25, 2021, which award vests in three equal annual installments on each of the first three anniversaries of the vesting commencement date of December 31, 2021, subject to Mr. Patel’s continued service through the applicable vesting dates, and which are settled in Bally’s Corporation common stock. Notwithstanding the foregoing, in the event of Mr. Patel’s termination of service by reason of his death or disability or by the company without “cause,” the portion of the restricted stock units that would have vested on the next applicable vesting date will accelerate and vest.
Pursuant to the equity award agreements, Mr. Patel is subject to one-year post-termination non-compete and non-solicit covenants as well as perpetual confidentiality obligations.
Employee Benefits
Mr. Patel is eligible to participate in Bally’s Corporation’s health and welfare plans, including medical, dental and vision benefits, long-term disability insurance and life insurance. Bally’s Corporation also sponsors a 401(k) retirement plan for its employees, including Mr. Patel, who satisfy certain eligibility requirements. For the 2022 fiscal year, Bally’s Corporation made a matching contribution in respect of Mr. Patel’s 401(k) plan account of $1,253.

In addition, certain key employees of Bally’s Corporation (including Mr. Patel) are eligible to participate in a supplemental executive welfare reimbursement plan. The amount of such benefits paid by Bally’s Corporation on behalf of Mr. Patel is set forth above in the Summary Compensation Table in the column entitled “All Other Compensation.” Mr. Patel also received a tax-gross up of $9,550 in respect of health benefits provided to him by Bally’s Corporation.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of Bally’s Corporation common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2022. Although Mr. Patel received a portion of his awards in connection with his service as Senior Vice President & Regional General Manager — West of Bally’s Corporation, all such awards are included in the table below rather than the portion attributable to his service as our President. All awards reflected in the table below are with respect to Bally’s Corporation common stock.
Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ( $)(1)
Ameet Patel	6,041(2)	117,075	—	—
	—	—	9,062(3)	175,622

(1)
The value shown was calculated by multiplying the number of shares shown in the table by the closing price of Bally’s Corporation common stock on December 31, 2022, or $19.38.

(2)
The RSUs vest in three equal installments on the first three anniversaries of the vesting commencement date of December 31, 2021, subject to continued employment through the applicable vesting dates.

(3)
Represents 9,062 target PUs granted to Mr. Patel on October 25, 2021, 3,021 of which are attributable to the 2022 performance period, 3,021 of which are attributable to the 2023 performance period and 3,020 of which are attributable to the 2024 performance period. Following the end of the 2022 performance period, 2,567 PUs were determined to have vested based on achievement of the applicable performance objectives in connection with the 2022 performance period.

Employment Agreements
Mr. Patel is party to an offer letter with one of our affiliates in connection with his provision of services to Bally’s Corporation and its subsidiaries, dated as of October 19, 2021. Pursuant to the offer letter, Mr. Patel serves as Senior Vice President and Regional General Manager — Western Region and is entitled to receive an initial base salary of $400,000, to be increased to $450,000 effective one year from his employment start date, and an initial equity award comprised of restricted stock units and PUs. Mr. Patel is also eligible to earn a discretionary performance-based bonus with a target opportunity of 75% of his base salary.
Pursuant to his offer letter, in the event Mr. Patel’s employment is terminated other than for “justifiable cause” (as defined in the offer letter), he will be entitled to receive continued base salary payments for twelve months, subject to his execution and non-revocation of a release of claims. The offer letter also provides that Mr. Patel will be subject to twelve-month post-termination non-compete and non-solicit covenants and perpetual confidentiality and non-disparagement covenants.
Director Compensation
None of our directors received additional compensation for their service on our board of directors during fiscal 2022.

TRANSACTIONS WITH RELATED PERSONS
The following is a description of transactions since our incorporation in May 2022, to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change in control agreements, which are described under “Executive Compensation.” We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.
Services Agreement
In January 2023, Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, and certain subsidiaries of our parent entity entered into a services agreement with BMG, a subsidiary of our parent entity. Pursuant to the services agreement, BMG agreed to provide us and certain subsidiaries of our parent entity with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. We agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on our share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the Code. The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.
Intercompany Note
We intend to issue to Bally’s Corporation the Intercompany Note in the amount of $       , for the $40.0 million upfront payment made by Bally’s on our behalf to the City of Chicago and the remaining amount to be used to fund working capital, capital expenditures, strategic initiatives related to our resort and casino, investments and for other general corporate purposes. The Intercompany Note will mature on       and will bear interest at a rate equal to      % per annum, compounding quarterly. Following the closing of this offering, we intend to pay the remaining balance of the Intercompany Note.
Equity Contributions
In connection with the closing of this offering, we intend to effect a contribution with respect to our Class B Interests, as a result of which Bally’s will invest an additional $       and will receive an additional        Class B Interests, and our Class A Interests will be established and issued and sold to investors in this offering.
Indemnification Agreements
Our amended and restated certificate of incorporation provides that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see “Management — Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”
Subordinated Loans
In connection with this offering, we intend to enter into a subordinated loan agreement with Bally’s pursuant to which Bally’s, as lender, will make subordinated loans to us, as borrower, in various tranches and in varying amounts based on the total number of Class A Interests sold in this offering. None of the new investors purchasing Class A Interests in this offering will be a party to the subordinated loan agreement, or a borrower or lender under the Subordinated Loans. For each Class A-1 Interest sold in this offering, we will incur $24,750 of A-1 Subordinated Loans. For each Class A-2 Interest sold in this offering, we will incur $24,500 of A-2 Subordinated Loans. For each Class A-3 Interest sold in this offering, we will incur

$22,500 of A-3 Subordinated Loans. We will not incur any Subordinated Loans or other debt in connection with the issuance of the Class A-4 Interests or the Class B Interests held by Bally’s. Pursuant to the terms of our amended and restated certificate of incorporation, so long as there are Subordinated Loans outstanding that are attributable to each of our various Class A-1, A-2 and A-3 Interests, any cash available for distribution that would otherwise be paid to holders of our Class A-1, A-2 and A-3 Interests will be required to be used for the repayment of principal and accrued interest on the corresponding Subordinated Loans owed by us to Bally’s. The Subordinated Loans will bear interest at a rate equal to           % per annum, compounding quarterly. The Subordinated Loans will be non-recourse to the holders of our ownership interests. See “Subordinated Debt.”
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the adoption of this policy.
All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have had access, at our expense, to our independent legal counsel.
As provided by our audit committee charter to be effective upon the closing of this offering, our audit committee will be responsible for reviewing and approving in advance any related party transaction, other than matters relating to our parent entity. Our conflicts committee is responsible for reviewing all of our related party transactions in which parent entity is a party with an interest adverse to our interests.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our ownership interests as of      , 2023, by:
•
each of our directors;

•
each of our named executive officers;

•
each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ownership interests; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include our ownership interests issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days after       , 2023. Except as otherwise indicated in the footnotes to the table below, all of the ownership interests reflected in the table are our ownership interests and all persons listed below have sole voting and investment power with respect to the ownership interests beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Percentage ownership calculations are based on zero ownership interests outstanding as of       , 2023.
Beneficial ownership representing less than 1% is denoted with an asterisk (*). Unless otherwise indicated below, the address for each beneficial owner listed is c/o Bally’s Chicago, Inc., 100 Westminster Street, Providence, RI 02903.
	Number of ownership interests beneficially owned before the offering		Percentage of ownership interests beneficially owned before the offering		Number of ownership interests beneficially owned after the offering		Percentage of ownership interests beneficially owned after the offering		Percentage of total voting power after the offering
Name of beneficial owner	Class A Interests	Class B Interests	Class A Interests	Class B Interests	Class A Interests	Class B Interests	Class A Interests	Class B Interests
Executive Officers and Board Members
Ameet Patel			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
			%	%			%	%	%
All executive officers and board members as a group (8 persons)(1)			%	%			%	%	%
5% Stockholders of Bally’s
Bally’s Corporation(2)			%	%			%	%	%

(1)
Includes      Class A Interests and zero Class B Interests held by all our current directors and executive officers as a group.

(2)
Bally’s Corporation is the sole holder of our Class B Interests, and thus will hold 75% of the voting power of our ownership interests.

DESCRIPTION OF OWNERSHIP INTERESTS
General
We have authorized under our amended and restated certificate of incorporation       ownership       interests, $0.001 par value per interest, consisting of:
•
      interests authorized for issuance as Class A Interests, with designated as Class A-1 Interests, designated as Class A-2 Interests,       designated as Class A-3 Interests and     designated    as Class A-4 Interests; and

•
      interests authorized for issuance as Class B Interests.

As of     , 2023, all of our Class B Interests are held by one stockholder of record, our parent entity, Bally’s Corporation.
The following description of our ownership interests and provisions of our amended and restated certificate of incorporation and amended and restated bylaws is a summary and is qualified in its entirety by reference to the full copies of these documents, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. Currently, there is no established public trading market for any series of our ownership interests.
Ownership Interests
Our board of directors is authorized to establish and issue one or more series of ownership interests from time to time, and determine the designation of and the number of interests comprising such series and such other powers, designations, preferences and relative participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation, such voting powers, full or limited, or no voting powers, dividend rights, conversion rights, redemption privileges and liquidation rights.
Without limiting the generality of the foregoing, our board of directors may, to the extent permitted by law, provide that any series may be superior to, rank equally with or be junior to any other series of our ownership interests. The powers, preferences and relative, participating, optional and other special rights of each series of ownership interests, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other series at any time outstanding. No vote of the holders of our ownership interests shall be necessary to issue any interests of any series of the ownership interests. The rights, preferences and privileges of the holders of any series of our ownership interests are subject to and may be adversely affected by the rights of the holders of interests of any series of our ownership interests that we may designate in the future.
Upon the closing of this offering, the following series of ownership interests will have been designated or are contemplated to be designated:
•
Class A-1 Interests;

•
Class A-2 Interests;

•
Class A-3 Interests;

•
Class A-4 Interests; and

•
Class B Interests.

Unless otherwise specified, our amended and restated certificate of incorporation provides for the following powers, preferences and relative participating, optional and other special rights, and the qualifications, limitations or restrictions thereof with respect to our ownership interests that we may issue from time to time.
Voting Rights
Each Class A Interest is entitled to one vote on all matters submitted to a vote of interest holders. Each Class B Interest is entitled to one vote on all matters submitted to a vote of interest holders.

Each series of our ownership interests will vote together as a single class with all other series of ownership interests, unless otherwise required by law. Delaware law would require holders of a series of ownership interests to vote separately as a single class if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of one or more series of a class of ownership interests in a manner that affected its holders adversely, but shall not so affect the entire class, in which case the holders of the affected series would be required to vote separately to approve the proposed amendment.
Class A Interests holders, voting as a class, will have the right to appoint two of the five board members. Bally’s Corporation, the sole owner of our Class B Interests, will have the right to appoint the remaining three board members. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
Dividends
Class A Interests
We will be permitted, but not required, to pay dividends on our Class A Interests. Any dividend or distribution paid or payable to the holders of Class A Interests shall be paid pro rata, on an equal priority, pari passu basis with any dividend or distribution paid or payable to the holders of Class B Interests. For more information, see “Prospectus Summary — Distributions and Repayment of Subordinated Loans.”
Class B Interests
We will be permitted, but not required, to pay dividends on our Class B Interests. Any dividend or distribution paid or payable to the holders of Class B Interests shall be paid pro rata, on an equal priority, pari passu basis with any dividend or distribution paid or payable to the holders of Class A Interests.
Liquidation
In the event of a sale, liquidation, dissolution or winding up of the Company, including a change of control, after payment or provision for payment of our debts and liabilities, including any amounts under our Credit Facility or the Subordinated Loans owed to Bally’s at the time of such sale, liquidation, dissolution or winding up, each ownership interest will be entitled to receive a proportionate interest in the net assets of the Company remaining for distribution to holders of our ownership interests.
Transfer Restrictions
Our Class A Interests will not be freely tradeable and will be subject to transfer restrictions. See “Interests Eligible For Future Sale” for additional information.
Right of First Refusal
Following five years after the closing of this offering, we and Bally’s Corporation will have a right of first refusal if any holder of Class A Interests receives a bona fide offer from any person or entity to purchase such holder’s Class A Interests that the holder desires to accept to transfer all or any portion of any Class A Interests that it owns. See “Interests Eligible For Future Sale — Right of First Refusal” for additional information.
Drag-Along Rights
In the event that Bally’s Corporation proposes to sell us or all or substantially all of our assets to a third party purchaser, or agrees to any other transaction that would result in Bally’s Corporation no longer directly or indirectly controlling a majority of our outstanding Interests, holders of our ownership interests may be required to participate in such sale. See “Interests Eligible For Future Sale — Drag-Along Rights” for additional information.

Tag-Along Rights
If any holder of Class B Interests proposes to transfer any of its Class B Interests to any person, each holder of Class A Interests will be permitted to participate in such sale. See “Interests Eligible For Future Sale — Tag-Along Rights” for additional information.
No Affiliation with City of Chicago
Officials, employees, or family members of an official or employee of the City of Chicago are not permitted to, directly or indirectly, hold any of our ownership interests.
Anti-Takeover Provisions
Bally’s Corporation Elevated Ownership Stake
Following the closing of this offering, Bally’s Corporation, our parent entity, will continue to hold substantially all of the voting power of our outstanding ownership interests. As a result, our parent entity will continue to be able to control all matters submitted to holders of our ownership interests for approval. This control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without the holders of our ownership interests’ approval, to issue additional series of ownership interests, with voting rights and other privileges established by a certificate of designation.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in Effect upon the Closing of this Offering
Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. The number of directors constituting our board of directors is permitted to be established only by a resolution adopted by a majority vote of our board of directors, and only our board of directors is authorized to fill vacant directorships, including newly created directorships, unless our board of directors determines that such vacancy or newly created directorship shall be filled by the holders of our ownership interests.
The holders of our ownership interests are entitled, by a plurality of the votes cast by the holders of our ownership interests present in person or represented by proxy, voting as a single voting group at a meeting at which a quorum is present, to elect directors to our board of directors. Because the holders of our ownership interests do not have cumulative voting rights, holders of our ownership interests representing a majority of the voting rights of our ownership interests will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as our parent entity beneficially owns our ownership interests representing less than a majority of the voting rights of our ownership interests, our parent entity will elect our entire board of directors. Our amended and restated bylaws include advance notice procedures and other content requirements applicable to holders of our ownership interests other than our parent entity for proposals to be brought before a meeting of stockholders, including proposed nominations of persons for election to our board of directors.
Until such time as our parent entity beneficially owns our ownership interests representing less than a majority of the voting rights of our ownership interests, our amended and restated certificate of incorporation and amended and restated bylaws will require a majority stockholder vote for the removal of a director with or without cause, and for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including, among other things, relating to the classification of our board of directors; provided that, from and after such time as our parent entity ceases to hold a majority of the voting rights of our ownership interests, any such removal, amendment, repeal or modification will require a 75% stockholder vote.
Our amended and restated certificate of incorporation provides, and our amended and restated bylaws will provide that, until such time as our parent entity beneficially owns our ownership interests representing less than a majority of the voting rights of our ownership interests, our parent entity will have the ability to take stockholder action by written consent without calling a stockholder meeting and to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws and to take other actions without the vote of any other holders of our ownership interests. From and after such time as our parent entity beneficially owns our ownership interests representing less than a majority of the voting rights of our ownership interests, all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and, further, from and after such time as our parent entity beneficially owns our ownership interests representing less than a majority of the voting rights of our ownership interests, only our corporate secretary, upon the direction of our board of directors or the Chairman of the Board, may call a special meeting of stockholders.
The combination of the classification of our board of directors, lack of cumulative voting rights, prohibitions on stockholder actions by written consent and stockholder ability to call a special meeting by a stockholder other than our parent entity, and supermajority voting requirements makes it more difficult for holders of our ownership interests other than our parent entity (for so long as it holds sufficient voting rights) to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for holders of our ownership interests other than our parent entity (for so long as it holds sufficient voting rights) or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our ownership interests and, as a consequence, they also may inhibit fluctuations in the market price of our ownership interests that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.
Section 203 of the Delaware General Corporation Law
After our parent entity ceases to own 15% of our voting stock, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the time that such stockholder became an interested stockholder, with the following exceptions:
•
if, before such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
if, upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those interests owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether interests held subject to the plan will be tendered in a tender or exchange offer; or

•
if, at or after such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include, among other things, the following:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the time at which determination of interested stockholder status is being made did own, 15% or more of the outstanding voting stock of the corporation.
Delaware as Sole and Exclusive Forum
Our amended and restated certificate of incorporation provides that unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors or officers to us or the holders of our ownership interests, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or the amended and restated bylaws or (v) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will generally need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.
Limitation of Liability and Indemnification of Executive Officers and Directors
For an in-depth discussion of liability and indemnification, please see “Management — Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”
Transfer Agent and Registrar
We currently act as our own registrar and transfer agent for our Class A Interests. Our Class A Interests will be held in book-entry form only on our books and records, and any transfers of our Class A Interests must be made through a brokerage account with        .

DESCRIPTION OF CERTAIN SENIOR INDEBTEDNESS
In connection with the closing of this offering, we intend to cause Bally’s Chicago Operating Company, LLC, our wholly-owned subsidiary, to enter into a credit agreement (the “Credit Agreement”) providing approximately $      of total indebtedness outstanding, consisting of $      outstanding under a term loan facility (the “Term Loan”) and a $      revolving credit facility (the “Revolving Credit Facility” or “Revolver” and, together with the Term Loan, the “Credit Facility”).
Term Loan
Borrowings under the Term Loan will be required to be repaid in quarterly installments of $      million each, commencing on         , followed by a final installment of $       million at maturity. Borrowings under the Term Loan will bear interest of        . As of       , the effective interest rate on our outstanding borrowings under the Term Loan would be       . The Term Loan will be secured by substantially all of our assets.
The Term Loan contains covenants that restrict, among other things, our ability to incur additional debt, grant liens, sell assets, make investments, pay dividends and make certain other restricted payments.
The information set forth above regarding our Term Loan is a summary. It does not purport to be complete and is qualified in its entirety by reference to the documents governing the Term Loan, including the definitions of certain terms therein, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Revolver
Borrowings under the Revolver will bear interest of        . The Revolver will be secured by substantially all of our assets.
The Revolver contains financial covenants regarding a maximum total leverage ratio and a minimum interest coverage ratio. In addition, the Revolver contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments.
The information set forth above regarding our Revolver is a summary. It does not purport to be complete and is qualified in its entirety by reference to the documents governing the Revolving Credit Facility, including the definitions of certain terms therein, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

PLAN OF DISTRIBUTION
Under the terms and subject to the conditions contained in a placement agency agreement dated the date of this prospectus, we have engaged Loop Capital Markets LLC to act as lead placement agent and         to serve as co-placement agent to solicit offers to purchase the Class A Interest on a best efforts basis. The placement agents are not purchasing or selling any Class A Interests, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use their “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of Class A Interests being offered. We will enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase our Class A Interests in this offering. The placement agents may engage one or more subagents or selected dealers in connection with this offering.
The placement agents initially propose to solicit offers to purchase our Class A-1 Interests for sale at the price of $250 per interest, our Class A-2 Interests for sale at the price of $500 per interest, our Class A-3 Interests for sale at the price of $2,500 per interest and our Class A-4 Interests for sale at the price of $25,000 per interest, in each case on a best efforts basis.
Upon the closing of this offering, we will pay the placement agents a cash transaction fee equal to 6.0% of the aggregate gross cash proceeds to us from the sale of the securities in this offering. The expenses of this offering, other than the placement agent fees, will be paid by our parent entity, Bally’s Corporation, which expenses are estimated to be approximately $ and include legal, accounting and printing costs and various other fees associated with registration of our Class A Interests. We have also agreed to reimburse the placement agents for certain of their fees and expenses in an amount up to $300,000 as set forth in the placement agency agreement, which reimbursement will be paid by our parent entity.
Prior to this offering, there has been no public or private market for our interests. Neither our Class A Interests nor Class B Interests will be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. Our Class A Interests are subject to restrictions on transferability and redemption provisions, which will materially impact the ability of holders of our Class A Interests to transfer their interests. Additionally, there is no trading market for our Class A Interests and, due to transferability restrictions, an active market for our Class A Interests will never develop in the future. As such, our Class A Interests will have limited liquidity and holders of our Class A Interests may not be able to monetize their full investment in our Class A Interests, if at all.
Prior to the offering, there has been no public market for our Class A Interests. The initial public offering prices were determined based upon our analysis of the enterprise value of 25% of our equity. Among the factors considered in determining the initial public offering prices of our Class A Interests, in addition to prevailing market conditions, are our estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We and the placement agents may market our Class A Interests through roadshow presentations. Any roadshow presentations would be open only to residents of Chicago, Illinois, and not open to residents of any other cities, states or foreign jurisdictions. We also plan to market our Class A Interests through media interviews in print and electronic media, including email, and other methods in compliance with applicable laws and regulations, including securities laws. We plan to permit investors who wish to do so to review this prospectus online at our website at the internet address           . We are not incorporating by reference in this prospectus our website.
You must open a brokerage account with        at           in order to participate in this offering. See below for additional information about opening a brokerage account with      .
In order to comply with the applicable securities laws of Illinois, the securities will be offered or sold in Illinois only if they have been registered or qualified for sale or an exemption from such registration is available with which we have complied. In addition, and without limiting the foregoing, we will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to securities transactions during the period of time when this registration statement is effective.

The placement agents are deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any fees received by them will be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the placement agents are required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. Under these rules and regulations, the placement agents:
•
may not engage in any stabilization activity in connection with our securities; and

•
may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Offering Process
The process being used for our initial public offering of Class A Interests differs from methods that have been traditionally used in most other underwritten initial public offerings in the United States. In particular, the Class A Interests are being offered at a predetermined price and orders may only be entered through brokerage accounts with our broker-dealer affiliate,         , who is serving as a placement agent in this offering. We plan to conduct this offering in two stages — Qualification and Allocation. Investors that do not submit orders through the prescribed process will not be eligible for an allocation of interests in our offering.
The Qualification Process
Our objective is to ensure that only investors for whom an investment in the Class A Interests is suitable may participate in this offering. Before you can submit a conditional offer to participate in this offering, which         refers to as “reserving interests” or a “reservation,” you will be required to open a brokerage account with         . You can sign up to open a brokerage account with       at       .
Upon review of the information that you provide in the account opening questionnaire, we will determine, in our sole discretion, whether you meet the Class A Qualification Criteria. See “Interests Eligible for Future Sale” beginning on page 126 for the definition of Class A Qualification Criteria. If we determine that you are eligible to participate in this offering, then your brokerage account will be opened and instructions will be provided on how to make a reservation and fund your account. Before establishing a brokerage account and making a reservation for Class A Interests, you should:
•
read this prospectus, including all the risk factors, very carefully;

•
understand that this offering is only being made to residents of Chicago, Illinois, and determine whether you meet the criteria to qualify as a resident of Chicago, Illinois;

•
understand that this offering is only being made to persons that meet the Class A Qualification Criteria, and determine whether you meet the Class A Qualification Criteria, see “Interests Eligible for Future Sale” beginning on page 126 for the definition of Class A Qualification Criteria; and

•
understand that our initial public offering price will be predetermined and that there will be no liquid trading market for our Class A Interests, which will impact your ability to monetize your investment.

We caution you that our Class A Interests may not be a suitable investment for you even if you qualify to open a brokerage account and participate in this offering. Moreover, even if you have a brokerage account, you may not be able to submit a reservation for our Class A Interests if you do not meet the Class A Qualification Criteria, for the Class A Interests for which you are seeking to submit a reservation. There is no minimum funding requirement to open an         account or submit reservations. You are not obligated to purchase interests at the time you submit a reservation. However, once we accept your reservation for our Class A Interests, you will become obligated to purchase the amount of the reservation accepted. Before we will accept your reservation for our Class A Interests in this offering, you must have sufficient funds in your account to cover the purchase price for such interests. You will not be required to deposit funds into your         brokerage account sufficient to cover the purchase price of the Class A Interests you reserved

until after the registration statement is declared effective by the SEC. Finally, even if you open a brokerage account with         , submit a reservation for our Class A Interests and have sufficient funds deposited in your brokerage account to cover the entire purchase price for such shares, you still may not receive your complete allocation of interests in our offering for a number of reasons described below. To the extent that you do not have sufficient funds in your account to cover the purchase price for the Class A Interests specified in your reservation at the time         accepts reservations, then we and         will disregard that portion of your reservation that is unfunded, and such portion of the reservation will be deemed to have been withdrawn by you.
Any funds that you may deposit in your         brokerage account, whether before or after the time you submit a reservation, will not be withdrawn by         until such time, if at all, as your reservation has been accepted. You may withdraw any funds at any time by requesting an electronic transfer of funds or a check from         . You may also cancel or modify your reservation at any time prior to acceptance. Funds in your         account will not be designated for use in a particular offering at the time of deposit and any of your deposited funds may be used to purchase securities other than those offered pursuant to this registration statement. However, at the time         accepts any reservations placed by you for a Class A Interest, all available funds will first be applied towards the purchase of the reserved securities.
Neither we nor the placement agents have undertaken any efforts to qualify this offering for offers to investors in any jurisdiction outside the United States. Investors must have a Illinois mailing address (other than a P.O. Box) and a U.S. social security number and/or a U.S. tax identification number to be eligible to participate in this offering.
Reconfirmations of Reservations
We will require that potential investors reconfirm their reservations that they have submitted in this offering if any of the following events shall occur:
•
more than 15 days have elapsed since the potential investor submitted his or her reservation in this offering; or

•
there has been a material change to the prospectus available to the potential investor at the time of such potential investor’s original reservation.

If a reconfirmation of reservations is required, we will send an electronic notice, at the email address on file with         , notifying such potential investors that they must affirmatively reconfirm their reservation by visiting their account page on the         website to reconfirm the reservation, or by otherwise contacting the lead placement agent,         . If a potential investor does not reconfirm his or her reservation when requested, we will disregard such reservation in this offering, and such reservations will be deemed to have been withdrawn.
The Closing Process
This offering will terminate upon the earlier to occur of (i) 30 days after the registration statement of which this prospectus forms a part becomes effective with the SEC or (ii) the date on which all Class A Interests offered hereby have been sold. You will have the ability to modify or withdraw any reservation you make until your reservation is accepted by         . Such acceptance will occur when and if you are sent a notice of acceptance by         , at the email address on file with         . As noted above, if you are requested to reconfirm your reservation and fail to do so, your reservation will be deemed to have been withdrawn.
As noted above, you may deposit funds in your         brokerage account either before or after the time you submit a reservation, but         will only accept a reservation to the extent there are sufficient funds in your account at the time         accepts reservations, and         will not withdraw any funds from your brokerage account until such time as any portion of your reservation has been accepted. You may cancel or modify your reservation at any time prior to acceptance. This offering will not be considered sold until all reservations have been accepted.         will provide an electronic notice of effectiveness to you, at the email address on file with         , at least three days prior to accepting and confirming orders, which will be your final notice to withdraw or modify your reservation. The notice will further inform you that reservations for Class A Interests will only be considered to the extent you have sufficient funds in your account to cover the purchase price for such interests. If your reservation is accepted, you will be obligated to purchase the Class A Interests allocated to you in the allocation process, and         will be authorized to withdraw the sufficient funds from your brokerage account.
Promptly after we and the placement agents request the SEC to declare this registration statement effective,         will provide an electronic notice to you, at the email address on file with         , that such request for effectiveness has been made. Once the registration statement is effective,         will send you a second electronic notice, at the email address on file with         , informing you that the registration statement is effective and that         may accept your reservation in as little as three days. In the event reservations are placed subsequent to the SEC declaring this registration statement effective, you will receive a final electronic notice, at the email address on file with         , informing you of your ability to modify or withdraw your reservations or fund your account in amounts sufficient to cover your reservations and that         may accept your reservation in as little as twenty-four hours.         will stop allowing reservations to be made at least twenty-four hours prior to when         intends to accept the reservations. Until reservations are accepted, you may still withdraw your reservations. However, once         has sent an electronic notice of acceptance at the email address on file with         , regardless of whether you are aware that the registration statement has been declared effective or that the electronic notice of acceptance of that bid has been sent, you may no longer withdraw your reservations. At this point, reservations will be deemed accepted orders and         will send you a confirmation of the transaction, at the email address on file with         . Reservations must be accepted by         for this offering to close.
Settlement for sales of Class A Interests will occur on         , 2023. On such date,         will withdraw the sufficient funds from your brokerage account and we will deliver the Class A Interests to you, which delivery may be made through the facilities of The Depository Trust Company against payment to us of all such withdrawn amounts.
We caution you not to submit a reservation in this offering unless you are willing to take the risk that our Class A Interests price could decline significantly and you could lose your entire investment in our Class A Interests. Subsequent trades of Class A Interests will be significantly limited and burdensome to complete and will also entail significant transaction costs, which could reduce or eliminate your return on investment.
Acceptance of Offers
If the demand for interests in our initial public offering of Class A Interests is at least equal to the number of interests set forth on the cover of this prospectus,         may accept reservations at the initial public offering price by sending electronic notices of acceptance to customers, at the email address on file with         . In this case,         can accept your order as discussed above.
If we do not receive sufficient reservations to sell all of the Class A Interests being offered hereby, we may provide notice on our and         websites that this offering has been cancelled or modified and send an electronic notice to everyone who submitted a reservation for the Class A Interests, at the email address on file with         , notifying them that this offering has been cancelled or modified and that all reservations will be cancelled without any further action of the potential investors who have submitted reservations.
The Allocation Process
In the event that the number of interests represented by reservations during the initial offering period exceeds the number of interests we are offering, the offered interests will need to be allocated across the group of potential investors who have submitted reservations, at our sole discretion. Immediately prior to acceptance, we, in consultation with the City of Chicago, will allocate the Class A Interests to potential investors who have submitted reservations and funded their accounts in our sole discretion.
Limited Secondary Trading
This prospectus is not an offer to sell our Class A Interests and it is not a solicitation of an offer to buy our Class A Interests in any jurisdiction where an offer or sale thereof is not permitted. As of         ,   2023, we plan to exclusively offer our Class A Interests described in this prospectus for sale only in the State of Illinois.

We will not sell our Class A Interests to customers in any jurisdiction outside of Illinois. As of         ,   2023, we expect that, concurrent with the effectiveness of this registration statement, we will be qualified to sell Class A Interests in this offering under Blue Sky laws in Illinois.
In addition, after the closing of this offering, you may not sell your Class A Interests (a secondary sale) to any person without first complying with the transferability restrictions described in “Interests Eligible for Future Sale — Secondary Market and Restrictions on Transferability and Redemption of Class A Interests.”

INTERESTS ELIGIBLE FOR FUTURE SALE
Prior to this offering, there was no public market for our Class A Interests, and, due to transferability restrictions, an active market for our Class A Interests will never develop in the future.
Upon the closing of this offering, we will have outstanding (i) an aggregate of        Class A Interests and (ii) an aggregate of         Class B Interests. Of these interests,         Class A Interests sold in this offering, subject to the restriction described below, will be freely tradable without restriction or further registration under the Securities Act, except for any Class A Interests purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining        Class A Interests and Class B Interests will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities, in addition to the restriction described below, are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, neither our Class A Interests nor Class B Interests will be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. Our Class A Interests are also subject to restrictions on transferability and redemption provisions, as described below, which will materially impact the ability of holders of our Class A Interests to transfer their interests.
Secondary Market and Restrictions on Transferability and Redemption of Class A Interests
Our Class A Interests will not be listed on any national securities exchange or on any other stock exchange, regulated trading facility or automated dealer quotation system in the United States or internationally. Holders of our Class A Interests may not sell or transfer Class A Interests without our consent, subject to certain limited exceptions described below. Holders of our Class A Interest may only sell or transfer Class A Interests to individuals or entities that satisfy the following criteria (the Class A Qualification Criteria”):

•
If an individual, such individual shall:

•
have permanent residence in Chicago, Illinois during each of the last two years;

•
not reside in the same household as another holder of our Class A Interests;

•
be a Minority;

•
not be an official, employee, or a family member of an official or employee of the City of Chicago;

•
not have been convicted of a felony under the laws of any jurisdiction, including the United States or any state;

•
not have been convicted of illegal gambling under any statute in any jurisdiction, including Article 28 of the Illinois Criminal Code of 1961 and Article 28 the Illinois Criminal Code of 2012 or any other similar statutes in any jurisdiction;

•
not be a member of the Illinois Gaming Board;

•
not have had a license to operate gambling facilities in any jurisdiction revoked;

•
not be an individual whose background, reputation and associations would dishonor or harm the reputation of, or result in adverse publicity for, Bally’s, Bally’s Chicago, Inc., the City of Chicago, the State of Illinois or the gaming industry in Illinois;

•
consent to undergo a background check; and

•
have submitted a qualification application to us; or

•
If an entity:

•
such entity shall be created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
such entity shall be at least 51% owned by one or more individuals that have permanent residence in Chicago, Illinois during each of the last two years;

•
such entity shall be at least 51% owned by one or more individuals that are Minorities;

•
such entity shall cause its management, policies, major decisions and daily business operations to be independently managed and controlled by one or more Minority persons;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall have be an official, employee, or a family member of an official or employee of the City of Chicago;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall have been convicted of a felony under the laws of any jurisdiction, including the United States or any state;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall have been convicted of illegal gambling under any statute in any jurisdiction, including Article 28 of the Illinois Criminal Code of 1961 and Article 28 the Illinois Criminal Code of 2012 or any other similar statutes in any jurisdiction;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall be a member of the Illinois Gaming Board;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall have had a license to operate gambling facilities in any jurisdiction revoked;

•
no officer, director, managerial employee or, direct or indirect, owner of such entity shall be an individual whose background, reputation and associations would dishonor or harm the reputation of, or result in adverse publicity for, Bally’s, Bally’s Chicago, Inc., the City of Chicago, the State of Illinois or the gaming industry in Illinois;

•
such entity shall consent to undergo a background check of the entity and its direct and indirect owners, officers, managers, directors and/or any other control person, as applicable; and

•
such entity shall have submitted a qualification application to us.

In addition, our Class A Interests cannot be transferred to employee benefit plans, IRAs or Plans (as defined herein).
We will use our best efforts to maintain a list of individuals or entities (the “Interested Parties”) that indicate interest in purchasing our Class A Interests, submit a qualification application to us and we determine in our sole discretion that they meet the Class A Qualification Criteria. The qualification application, among other things, will require the applicant to:

•
certify that such applicant meets the Class A Qualification Criteria;

•
consent to a background check; and

•
certify that such applicant is a United States person (within the meaning of Section 7701(a)(30) of the Code) by providing a properly executed IRS Form W-9.

Holders of our Class A Interests (the “Offering Holder”) who desire to sell or transfer all or any portion of any of their Class A Interests (the “Offered Interests”) will be required to submit an application for sale (the “Intention to Sell Notice”) to        .
The Intention to Sell Notice must include:
•
the amount of Offered Interests;

•
the minimum price per Offered Interest that the Offering Holder would accept; and

•
whether the Offering Holder has received an offer from a third party and, if so, the price offered by such third party.

Following the submission of the Intention to Sell Notice, the Interested Parties may submit offers to the Offering Holder to purchase the Offered Interests. The Offering Holder will then choose the offer that it desires to accept (the “Transfer Offer”) and notify the Transfer Offer’s offeror (the “Prospective Purchaser”) of its intention to accept the Transfer Offer.
We, in our sole discretion, may require the Prospective Purchaser to submit a qualification application, even if such Prospective Purchase has submitted a previous qualification application, before approving the transfer of the Offered Interests. If the Prospective Purchaser meets the Class A Qualification Criteria, as determined by us in our sole discretion, the Offered Interests may be transferred to the Prospective Purchaser.
Permitted Transfers of Class A Interests without Our Consent
Notwithstanding the foregoing, holders of our Class A Interests may transfer their Class A Interest without our consent (each a “Permitted Transferee”):

•
to any individual or entity that meets the Class A Qualification Criteria who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, including any partner, member, stockholder, or other equity holder of such person or entity or manager, director, officer, or employee of such person or entity;

•
as bona fide gifts to any individual or entity that meets the Class A Qualification Criteria that is the legal representative, heir, beneficiary or a member of the immediate family of such holder; or

•
by operation of law pursuant to a court order, decree or judgment to any person or entity that meets the Class A Qualification Criteria.

Drag-Along Rights
In the event that Bally’s Corporation (the “Dragging Holder”) proposes to sell us or all or substantially all of our assets to a third party purchaser, or agrees to any other transaction that would result in Bally’s Corporation no longer directly or indirectly controlling a majority of our outstanding Interests (each a “Drag-Along Sale”):
•
The Dragging Holder will have the right, after delivering the Drag-Along Notice, to require each other holder of our ownership interests to participate in such Drag-Along Sale, on substantially the same terms and conditions as the Dragging Holder (the “Drag-Along Right”).

If the Dragging Holder exercises its Drag-Along Right, the other holders of our ownership interests will be required to:
•
sell their Interests if the transaction is structured as an equity sale;

•
vote in favor of the proposed transaction if the transaction is structured as an asset sale, merger or other reorganization or recapitalization; and

•
not object to the proposed transaction and waive any dissenters’, appraisal or similar rights they may have in connection with the proposed transaction.

If the Dragging Holder wants to exercise its Drag-Along Right, it must do so by delivering notice to the other holders of our ownership interests within 10 days after execution of the definitive documents for the proposed transaction, and no later than 20 business days before the closing of the proposed transaction. The notice must describe the terms of the proposed Drag-Along Sale in reasonable detail.
Tag-Along Rights
If any holder of Class B Interests (the “Selling Holder”) proposes to transfer any of its Class B Interests (the “Tag-Along Interest”) to any person, each holder of Class A Interests (each, a “Tag-Along

Holder”) will be permitted to participate in such sale (a “Tag-Along Sale”) on the terms and conditions set forth below (the “Tag- Along Right”), except in the following scenarios:
•
transfers to a Permitted Transferee that have received the approval of the holders owning a majority of the Class A Interests;

•
transfers made in connection with the Right of First Refusal; or

•
transfers made in connection with the Drag-Along Right.

If a Selling Holder proposes to transfer any Tag-Along Interests, they must give notice to us and each other Tag-Along Holder within five days after the expiration of the last applicable option period in connection with the Right of First Refusal, describing the terms of the proposed Tag-Along Sale.
•
The Tag-Along Holders will then have 10 business days to decide if they want to participate in the Tag-Along Sale by selling some of their Class A Interests.

•
The Selling Holder and each Tag-Along Holder that elects to participate in the Tag-Along Sale will have the right to transfer their pro rata portion of the Tag-Along Interests, based on the amount of Class A Interests owned by each such holder.

A Tag-Along Holder can choose to sell less than their entire pro rata portion of the Tag-Along Interests in the Tag-Along Sale, and any such Tag-Along Interests not sold by a Tag-Along Holder can be sold by the Selling Holder.
Transfers of Class A Interests by Death or Incapacity
In the event of the death or incapacity of a holder of our Class A Interests, and the transferee or transferees meet the Class A Qualification Criteria at the time of such death or incapacity, we will have the right to elect to repurchase the Class A Interests held by such holder, which we may exercise by delivering a notice (the “Repurchase Notice”) to the estate of the deceased or incapacitated holder within 60 days after the date on which we were notified of such death or incapacity. We will then have 90 days from the date on which we deliver the Repurchase Notice to purchase the Class A Interests of such holder, at a price equal to eight times our latest four fiscal quarters EBITDA, which price shall be set forth in the Repurchase Notice. We define EBITDA as earnings or loss before interest, taxes, depreciation and amortization, non-cash stock-based compensation, gain or loss on asset disposals or impairment, and certain other unusual or non-cash income and expense items such as gains or losses on settlement of liabilities and exchanges, and changes in the fair value of derivatives, if applicable.
In the event of the death or incapacity of a holder of our Class A Interests, and the transferee or transferees do not meet the Class A Qualification Criteria at the time of such death or incapacity, we will have the right to elect to repurchase the Class A Interests held by such holder, which we may exercise by delivering a Repurchase Notice to the estate of the deceased or incapacitated holder at any time after the date on which we were notified of such death or incapacity, unless the transferee or transferees meet the Class A Qualification Criteria at a later date and deliver a notice to us, in which case we may exercise by delivering the Repurchase Notice within 60 days of such date. We will then have 90 days from the date on which we deliver the Repurchase Notice to purchase the Class A Interests of such holder, at a price equal to eight times our latest four fiscal quarters EBITDA, which price shall be set forth in the Repurchase Notice.
Right of First Refusal
Following five years after the closing of this offering, we and Bally’s Corporation will have a right of first refusal (the “Right of First Refusal”) to purchase Offered Interests at a price equal to the Transfer Offer’s price. The Offering Holder must deliver a notice (the “Transfer Offer Notice”) to us within five business days of accepting the Transfer Offer describing the Transfer Offer. We will have 20 days from the date the Transfer Offer Notice is delivered to us to decide if we want to purchase any of the Offered Interests. If we do not choose to purchase all of the Offered Interests, the remaining Offered Interests will be offered to Bally’s Corporation for a period of 20 days at a price equal to the Transfer Offer’s price.

If we and Bally’s Corporation decide to not exercise the Right of First Refusal partially or in full and the Prospective Purchaser meets the Class A Qualification Criteria, as determined by us in our sole discretion, the remaining Offered Interests may be transferred to the Prospective Purchaser.
The Right of First Refusal will not apply to the following:
•
transfers to a Permitted Transferee;

•
transfers made in connection with the Drag-Along Right; and

•
transfers made in connection with the Tag-Along Right after we and the Right of First Refusal holders decline to exercise the Right of First Refusal in full.

No Affiliation with the City of Chicago
Officials, employees, or family members of an official or employee of the City of Chicago are not permitted to, directly or indirectly, hold any of our Interests.
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned our Class A Interests for at least 180 days would be, subject to the restrictions described above, entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of Class A Interests within any three-month period that does not exceed the greater of:
•
1% of the number of Class A Interests then outstanding; and

•
the average weekly trading volume in our Class A Interests during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of Class A Interests being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 Class A Interests or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned Class A Interests for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our Class A Interests for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined herein) of the purchase, ownership and disposition of our Class A Interests issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion also does not address any tax consequences to investors that are not U.S. Holders, who are generally not entitled to participate in this offering and not permitted as transferees of our Class A Interests. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A Interests.
This discussion is limited to U.S. Holders that hold our Class A Interests as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:
•
persons holding our Class A Interests as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies and other financial institutions;

•
brokers, dealers or traders in securities;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our Class A Interests under the constructive sale provisions of the Code;

•
persons who hold or receive our Class A Interests pursuant to the exercise of any employee stock option or otherwise as compensation;

•
tax-qualified retirement plans; and

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A Interests, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A Interests and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A INTERESTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our Class A Interests that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
Distributions of cash or property on our Class A Interests will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its applicable series of Class A Interests, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”
Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations, provided that certain holding period and other requirements are satisfied. Dividends received by certain non-corporate U.S. Holders (including individuals) are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied.
Dividends that exceed certain thresholds in relation to a corporate U.S. Holder’s tax basis in the applicable series of Class A Interests could be characterized as “extraordinary dividends” under the Code. If a corporate U.S. Holder that has held the applicable series of Class A Interests for two years or less before the dividend announcement date receives an extraordinary dividend, the U.S. Holder generally will be required to reduce its tax basis (but not below zero) in the applicable series of Class A Interests with respect to which the dividend was made by the non-taxed portion of the dividend. If the amount of the reduction exceeds the U.S. Holder’s tax basis in the applicable series of Class A Interests, the excess is treated as gain from the sale or exchange of the applicable series of Class A Interests. Non-corporate U.S. Holders that receive an extraordinary dividend will be required to treat any losses on the sale of applicable series of Class A Interests as long-term capital losses to the extent of the extraordinary dividends such U.S. Holder receives that qualify for taxation at the preferential rates discussed above.
Deemed Distributions on Class A Interests
U.S. Holders whose proportionate interest in our earnings and profits or assets is increased as a result of certain transactions may, in some circumstances, be deemed as receiving a distribution from us or otherwise realizing income in connection with such increase (e.g., under Section 305 of the Code or under alternative arguments that otherwise deem U.S. Holders to realize income in connection with the repayment of Subordinated Loans). Although the law is unclear, we intend to take the position, and this discussion assumes, that U.S. Holders of applicable series of Class A Interests would not be treated as receiving a deemed distribution from us or otherwise realizing income as a result of repayment of the Subordinated Loans corresponding to such interests. However, there can be no assurance that the IRS will not take a contrary position, for example, treating the proportionate interest in our earnings and profits owned by U.S. Holders of the applicable series of Class A Interests as having increased upon repayment of the Subordinated Loans corresponding to such interests, and treating such U.S. Holders as having received a distribution. In that case, such deemed distribution will be taxable as a dividend, return of capital or capital gain as described above under “— Distributions,” and U.S. Holders may be subject to U.S. federal income tax without the receipt of any cash. U.S. Holders should consult their tax advisors about the application of Code Section 305 and any other potential deemed receipt of income risk with respect to our Class A Interests.

Sale or Other Taxable Disposition
Upon the sale or other taxable disposition of a Class A Interest, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Class A Interest. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period at the time of the sale or other taxable disposition of the Class A Interest is longer than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders (including individuals) are generally subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
Information reporting requirements generally will apply to payments of dividends on the Class A Interests and the proceeds of a sale or other taxable disposition of Class A Interests paid to a U.S. Holder unless the U.S. Holder is an exempt recipient and, if required, certifies as to that status. Backup withholding generally will apply to those payments if the U.S. Holder fails to provide an appropriate certification with its correct taxpayer identification number or certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS
Class A Interests are not permitted to be acquired or held by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements pursuant to 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, or any Similar Law (each, a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan or has authority or responsibility to do so, is generally considered to be a fiduciary of the ERISA Plan.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. Those sections further prohibit a fiduciary from engaging in transactions in which a conflict of interest is deemed present. A party in interest or disqualified person (including a fiduciary) who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.
Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA), while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to federal, state, local, non-U.S. or other laws or regulations that are substantially similar to the foregoing provisions of ERISA or the Code.
Under a regulation of the U.S. Department of Labor, 29 C.F.R. 2510.3-101 (as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”)), if an ERISA Plan invests in an “equity interest” of an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the ERISA Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless, among other exceptions, the entity is an “operating company,” as defined in the Plan Assets Regulation. It is not anticipated that the Issuer will qualify as an operating company. Under the Plan Assets Regulation, to be a “publicly-offered security” the security must be, among other conditions, freely transferable and part of a class of securities that is widely held. It is not clear that the Class A Interests will qualify as a security that is freely transferable or part of a class of securities that is widely held, as interpreted by the Plan Assets Regulation.
If any Class A Interests were deemed to be equity interests in the Issuer and no exception under ERISA or the Plan Assets Regulation applied, an undivided portion of the Issuer’s assets would be deemed to be assets of each Plan that invests in those Class A Interests. In such case, certain transactions that the Issuer might enter into, or may have entered into, on behalf of the Issuer, in the ordinary course of its business, might be deemed to constitute direct or indirect “prohibited transactions” under Section 406 of ERISA or Section 4975 of the Code with respect to such Plan investors and might have to be rescinded.
Because of the foregoing, the Class A Interests should not be purchased or held by any person investing “plan assets” of any ERISA Plan, and should not be purchased or held by any person investing “plan assets” of plans subject to Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive nor should it be construed as legal advice.
Representation
Accordingly, by acceptance of and/or holding a Class A Interest, each purchaser and subsequent transferee of a Class A Interest will be deemed to have represented and warranted that such purchaser or subsequent transferee is not acquiring or holding the Class A Interest for or on behalf of, and no portion of the assets used by such purchaser or transferee to acquire or hold the Class A Interests constitutes assets of, any ERISA Plan, or of any plan subject to Similar Law.

LEGAL MATTERS
The validity of the Class A Interests we are offering will be passed upon by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the placement agents by Winston & Strawn LLP, Chicago, Illinois.
EXPERTS
The financial statements of Bally’s Chicago, Inc. as of December 31, 2022 and for the period from May 24, 2022 (date of inception) to December 31, 2022, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A Interests being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the Class A Interests offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document to which reference is made are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.
A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.
Upon the closing of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at https://www.ballys.com/. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholder and the Board of Directors of Bally’s Chicago, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Bally’s Chicago, Inc. and its subsidiary (the “Company”) as of December 31, 2022, the related consolidated statement of operations, shareholder’s equity, and cash flows for the period from May 24, 2022 (date of inception) to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from May 24, 2022 (date of inception) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of Matter — Related Party Transactions
As described in the Note 3 to the consolidated financial statements, the Company has significant transactions with and balances due to and from Bally’s Corporation, the Company’s parent, and is dependent on its parent for all of its working capital and financing requirements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, New York
May 08, 2023
We have served as the Company’s auditor since 2022.

BALLY’S CHICAGO, INC.
CONSOLIDATED BALANCE SHEET
(In thousands, except share data)
December 31, 2022
Assets
Cash	$1,092
Due from related party (Bally’s Corporation) (Note 3)	974
Prepaid expenses and other assets	784
Total current assets	2,850
Property and equipment, net	217,572
Right of use assets, net	15,446
Intangible assets, net	51,000
Total Assets	$286,868
Liabilities and Stockholders’ Equity
Current portion of lease obligations	$3,247
Accounts payable	7,568
Accrued liabilities	1,414
Due to related party (Bally’s Corporation) (Note 3)	15,816
Total current liabilities	28,045
Lease obligations, net of current portion	12,456
Financing obligation	200,000
Total liabilities	240,501
Commitments and contingencies
Stockholders’ equity
Common stock, $0.01 par value, 100 shares authorized, issued and outstanding	—
Additional paid-in capital	63,465
Accumulated deficit	(17,098)
Total stockholder’s equity	46,367
Total liabilities and stockholder’s equity	$286,868
The accompanying notes are an integral part of these consolidated financial statements.

BALLY’S CHICAGO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)
Period from May 24, 2022 (date of inception) to December 31, 2022
Operating costs and expenses
General and administrative	$15,057
Management fees from Bally’s Corporation	424
Total operating costs and expenses	15,481
Loss from operations	(15,481)
Other income (expense)
Interest expense, net of amounts capitalized	(2,031)
Other	414
Total other income (expense)	(1,617)
Loss before income taxes	(17,098)
Benefit for income taxes	—
Net loss	$(17,098)
Basic loss per share	$(170,980)
Weighted average common shares outstanding – basic	100
Diluted loss per share	$(170,980)
Weighted average common shares outstanding – diluted	100
The accompanying notes are an integral part of these consolidated financial statements.

BALLY’S CHICAGO, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)
	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Stockholders’ Equity
	Shares Outstanding	Amount
Balance as of May 24, 2022 (date of inception)	—	$—	$—	$—	$—
Issuance of common stock	100	—	—	—	—
Capital contributions from Bally’s Corporation	—	—	63,465	—	63,465
Net loss	—	—	—	(17,098)	(17,098)
Balance as of December 31, 2022	100	$—	$63,465	$(17,098)	$46,367
The accompanying notes are an integral part of these consolidated financial statements.

BALLY’S CHICAGO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
Period from May 24, 2022 (date of inception) to December 31,
(in thousands)	2022
Cash flows from operating activities
Net loss	$(17,098)
Adjustments to reconcile net loss to net cash used in operating activities
Non-cash lease expense	310
Change in operating assets and liabilities:
Prepaid expenses and other assets	(784)
Accounts payable	5,799
Current lease liability	(53)
Accrued liabilities	(5,878)
Net cash used in operating activities	(17,704)
Cash flows from investing activities
Purchase of land	(200,000)
Capital expenditures	(8,511)
Net cash used in investing activities	(208,511)
Cash flows from financing activities
Proceeds from land financing obligation	200,000
Financing from Bally’s Corporation	27,307
Net cash provided by financing activities	227,307
Net change in cash and cash equivalents	1,092
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$1,092
Supplemental disclosure of cash flow information
Cash paid for interest	$2,031
Non-cash investing and financing activities:
Unpaid property and equipment	$9,061
Gaming license – capital contribution	(51,000)
Tax receivable – capital contribution	(974)
Short term lease deposit – capital contribution	(4,500)
Forgiveness of amounts due to Bally’s Corporation – capital contribution	(6,991)
The accompanying notes are an integral part of these consolidated financial statements.

BALLY’S CHICAGO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.
General Information

Description of Business
Bally’s Chicago, Inc. (the “Company,” “Bally’s Chicago”) was formed on May 24, 2022 and is a wholly-owned subsidiary of Bally’s Corporation (the “Parent”, “Bally’s”). Bally’s Chicago is a gaming, hospitality and entertainment company with the singular focus of building and operating a world-class entertainment destination resort in Chicago, Illinois. The Company intends to provide both Chicago residents and business and leisure travelers visiting Chicago with physical and interactive entertainment and gaming experiences.
On June 9, 2022, a wholly-owned subsidiary of the Company, Bally’s Chicago Operating Company, LLC, signed a host community agreement with the City of Chicago to develop a destination casino resort, to be named Bally’s Chicago, in downtown Chicago, Illinois that will include approximately 3,400 slot machines, 170 table games, 10 food and beverage venues, up to 500 hotel rooms, a 65,000 square foot entertainment and event center, a 20,000 square foot exhibition, outdoor music venue, 3,300 parking spaces and an outdoor green space. The project also provides the Company with the exclusive right to operate a temporary casino for up to three years while the permanent casino resort is constructed.
During construction of the permanent facility, the City of Chicago has given the Company the ability to build a temporary casino in downtown Chicago (the “Temporary Facility”). The Company expects the Temporary Facility to be situated in the location of the current Medinah Temple and will include approximately 1,000 gaming positions and two food and beverage venues. The Company expects to incur approximately $70.0 million in costs in connection with the design and development of the temporary casino. The Temporary Facility is expected to open by late summer of 2023. The Company currently estimates the permanent casino (the “Permanent Facility”) construction to be completed by the end of 2026. However, there can be no assurances that the Company will be successful in so doing. Any increased construction costs could materially and adversely affect the return on the Company’s investments.
Bally’s Corporation
The Company’s public company parent, Bally’s Corporation, is a global gaming, hospitality and entertainment company with a portfolio of casinos and resorts and online gaming businesses. Bally’s Corporation provides its customers with physical and interactive entertainment and gaming experiences, including traditional casino offerings, iCasino, online bingo games, sportsbook and free-to-play.
Going Concern
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and the ability of the Company to continue as a going concern for a reasonable period of time.
In accordance with ASC 205-40, Going Concern, the Company evaluated the severity of the following adverse conditions that raise substantial doubt about its ability to continue as a going concern as of the date the accompanying financial statements were issued (the “issuance date”).
•
The Company has not yet commenced any operations or established an ongoing source of revenues sufficient to cover its operating costs and is dependent on Bally’s Corporation. The Company will not generate any operating revenues until after the completion of the Temporary Facility. While management of the Company believes that it will be successful in its planned operating activities, there can be no assurance that the Company will be able to be successful in the development of the Temporary Facility and the planned operations therein.

•
The Company has incurred losses and negative cash flows from operations, excluding funds from Bally’s Corporation, since its inception. As of December 31, 2022, the Company had cash and cash equivalents of $1.1 million and a deficit of $17.1 million.

•
As disclosed in Notes 9 and 10, the Company is subject to number of contractual obligations, commitments, and contingencies, associated with the construction and operation of both the temporary and permanent casino, which includes a financing obligation associated with a land lease of $200 million as of December 31, 2022. As of the issuance date, the Company did not have sufficient capital or available liquidity to fund these obligations, commitments, and/or contingencies as they may become due for a period of twelve months beyond the issuance date.

•
Absent continued funding from Bally’s Corporation, the Company will be unable to continue to operate as a going concern for a period of twelve months beyond the issuance date.

In response to the foregoing adverse financial conditions, along with the additional funding management anticipates the Company will need to fund construction of the temporary and permanent casino and sustain its operations over the next twelve months beyond the issuance date, the Company obtained a letter of support whereby Bally’s Corporation has committed to fund all of the Company’s operating, investing, and financing activities through at least December 31, 2024 and has further committed not to make any decision or action that would reasonably be expected to negatively affect the Company’s ability to continue as a going concern through at least December 31, 2024.
The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements of Bally’s Chicago include the accounts of the Company and its subsidiaries.
Use of Estimates in the Preparation of Consolidated Financial Statements
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and judgments including those related to intangible assets, recoverability and useful lives of tangible and intangible long-lived assets and for potential liabilities related to any lawsuits or claims brought against the Company, fair value of financial instruments and valuation allowances for deferred tax assets. The Company bases its estimates and judgments on historical experience and other relevant factors impacting the carrying value of assets and liabilities. Actual results may differ from these estimates.
Cash
The Company considers all cash balances and highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. As of December 31, 2022, the Company had cash of $1.1 million.
Concentrations of Credit Risk
The Company’s financial instruments which potentially expose the Company to concentrations of credit risk consisted of cash. The Company maintains cash with financial institutions in excess of federally insured limits, however, management believes the credit risk is mitigated by the quality of the institutions holding such deposits.
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if applicable. Expenditures for renewals and betterments that extend the life or value of an asset are capitalized and expenditures for repairs and maintenance are charged to expense as incurred.

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project during the periods in which activities necessary to prepare the property for its intended use are in progress.
Leases
The Company determines if a contract is or contains a lease at the contract inception date or the date in which a modification of an existing contract occurs. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use and (ii) the right to direct the use of the identified asset.
Under Accounting Standards Codification (“ASC”) 842, Leases, (“ASC 842”) the Company has elected to account for lease and non-lease components as a single component for all classes of underlying assets. Additionally, the Company elected to not recognize short-term leases (defined as leases that are less than 12 months and do not contain purchase options) within the consolidated balance sheet.
The Company recognizes a lease liability for the present value of lease payments at the lease commencement date using its incremental borrowing rate commensurate with the lease term based on information available at the commencement date unless the rate implicit in the lease is readily determinable. Rent expense associated with the Company’s leases and their associated variable expenses are reported in total operating costs and expenses within the consolidated statements of operations.
The Company leases space, within a building on the land on which Bally’s Chicago will be built, to third-party tenants, which are classified as operating leases. Revenue from tenant leases is included in Other income in the consolidated statement of operations.
The Company’s ground lease, permitting the Company to develop the land during the term of the lease, is accounted for as a financing obligation in accordance with ASC 470, Debt, as the transaction did not qualify as a sale under ASC 842. Lease payments are included in “Interest expense, net” within our consolidated statement of operations. Refer to Note 9 “Leases” for further information.
Intangible Assets
The Company’s intangible assets consist of a Chicago gaming license classified as indefinite-lived based on future expectations of operating Bally’s Chicago indefinitely. Assessing indefinite-lived assets for impairment is a process that involves significant judgment and requires a qualitative and quantitative analysis with many assumptions which fluctuate based on our business. We review indefinite-lived intangible assets at least annually and between annual test dates if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The evaluation of indefinite-lived intangible assets requires the use of estimates about future operating results to determine the estimated fair value of the indefinite-lived assets (refer to Note 5 “Intangible Assets” for further information).
General and Administrative Expense
General and administrative expenses consist primarily of salaries, bonuses and benefits for employees, legal and other professional services fees, and other general operating expenses.
Segments
Operating segments are identified as components of an enterprise that engage in business activities from which it recognizes revenues and expenses, and for which discrete financial information is available and regularly reviewed by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company has determined that it has a single reporting and operating segment.

Statement of Cash Flows
The Company has presented the consolidated statement of cash flows using the indirect method, which involves the reconciliation of net income to net cash flow from operating activities.
Fair Value Measurements
Fair value is determined using the principles of ASC 820, Fair Value Measurement. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:
•
Level 1:   Observable quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2:   Inputs are observable for the asset or liability either directly or through corroboration with observable market data.

•
Level 3:   Unobservable inputs.

The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement.
As of December 31, 2022, the Company measured its cash of $1.1 million at fair value on a recurring basis and is classified within Level 1 of the fair value hierarchy.
3.
Related Party Transactions

Operations, as well as assets and liabilities, directly associated with the business activity of the Company are included in the consolidated financial statements. The consolidated financial statements also include allocations of certain general, administrative, sales and marketing expenses from Bally’s Corporation, which management believes is commensurate with services provided at fair value, amounting to $0.4 million for the period from May 24, 2022 (date of inception) to December 31, 2022. The costs are representative of the amounts that would have been reflected in the consolidated financial statements had the Company operated independently of its Parent.
The Company is dependent on its Parent for a majority of its working capital and financing requirements as Bally’s uses a centralized approach to cash management and financing of its operations which are accounted for through a due to/from account. Accordingly, none of Bally’s cash, cash equivalents or debt has been assigned to Bally’s Chicago in the consolidated financial statements. Expenses paid by Bally’s on the Company’s behalf and are to be reimbursed to the Parent are reported within “Due to related party (Bally’s Corporation)” on the consolidated balance sheet and was $15.8 million as of December 31, 2022. Expenses paid by Bally’s and considered capital contributions are reported within “Additional Paid in Capital” on the consolidated balance sheet. As of December 31, 2022, Additional Paid in Capital was $63.5 million primarily attributable to the $51.0 million gaming license (refer to Note 5 “Intangible Assets”) and other miscellaneous funding. The Company incurred costs from the Parent related to pre-formation expenses of $7.0 million, which are recorded within “General and administrative” on the consolidated statement of operations.
The Company intends to enter into an intercompany promissory note with its Parent, which will require the repayment of payments made by the Parent on behalf of the Company.

4.
Prepaid Expenses and Other Assets

As of December 31, 2022, prepaid expenses and other current assets was comprised of the following:
(in thousands)	December 31, 2022
Prepaid agreements	$308
Prepaid rent	348
Other	128
Total prepaid expenses and other assets	$784

5.
Property and Equipment

As of December 31, 2022, property and equipment was comprised of the following:
(in thousands)	December 31, 2022
Land	$200,000
Construction in process	17,572
Total property and equipment	217,572
Less: Accumulated depreciation	—
Total property and equipment, net	$217,572
Construction in process is directly attributable to the development of the Temporary and Permanent Facilities.
6.
Intangible Assets

As of December 31, 2022, the Company had an intangible asset of $51.0 million representing the Company’s costs incurred to obtain a gaming license in Chicago. The gaming license includes a $40.0 million payment to the City of Chicago in connection with the host community agreement signed June 9, 2022 as well as other fees paid in a direct effort to obtain approval from the Illinois Gaming Board for the gaming license.
The Company’s gaming license is considered to be indefinite-lived based on future expectations of operating its gaming property indefinitely.
2022 Annual Impairment Assessment
The Company performed a qualitative analysis for the annual assessment of indefinite lived intangible assets (commonly referred to as “Step Zero”). From a qualitative perspective, in evaluating whether it is more likely than not that the fair value of the Company’s long lived assets exceeds its carrying amount, relevant events and circumstances are taken into account, with greater weight assigned to events and circumstances that most affect the fair value or the carrying amounts of its assets. Items that were considered included, but were not limited to, the following: macroeconomic conditions, industry and market conditions and overall financial performance. After assessing these and other factors, the Company determined that it was more likely than not that the fair value of the Company’s gaming license exceeded its carrying amount as of October 1, 2022. If future results vary significantly from current estimates and related projections, the Company may be required to record impairment charges.

7.
Accrued Liabilities

As of December 31, 2022, accrued liabilities was comprised of the following:
(in thousands)	December 31, 2022
Legal	$664
Unearned rental income	289
Construction	150
Payroll	70
Other	241
Total accrued liabilities	$1,414

8.
Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Income taxes as presented in the Company’s consolidated financial statements have been allocated in a manner that is systematic, rational, and consistent with the broad principles of ASC 740. For the year ended December 31, 2022, the Company’s operations will be included in Bally’s Corporation’s U.S. federal consolidated tax return and certain state tax returns. For the purposes of these financial statements, the Company’s income tax provision was computed as if the Company filed separate tax returns, and had not been included in the consolidated income tax return group with Bally’s Corporation. The separate return method applies ASC 740 to the financial statements of each member of a consolidated tax group as if the group member were a separate taxpayer. As a result, actual tax transactions included in the consolidated financial statements of Bally’s Corporation may not be included in these consolidated financial statements. Further, the Company’s tax results as presented in the consolidated financial statements may not be reflective of the results that the Company expects to generate in the future. Also, the tax treatment of certain items reflected in the consolidated financial statements may not be reflected in the consolidated financial statements and tax returns of Bally’s Corporation. It is conceivable that items such as net operating losses, other deferred taxes, uncertain tax positions and valuation allowances may exist in the consolidated financial statements that may or may not exist in the Bally’s Corporation consolidated financial statements.
Since the Company’s results are included in the Bally’s Corporation tax returns, payments to certain tax authorities are made by Bally’s Corporation, and not by the Company. For tax jurisdictions where the Company is included with Bally’s Corporation in a consolidated tax filing, the Company does not maintain taxes payable to or from Bally’s Corporation and the payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions through changes in Due from Bally’s Corporation in the consolidated financial statements.
The Company evaluates the realizability of its deferred tax assets and recognizes a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in the Company’s statement of operations. Management’s judgment is required in determining the Company’s valuation allowance recorded against its net deferred tax assets.
For the period from May 24, 2022 (date of inception) to December 31, 2022, there was no income tax provision recorded in the consolidated statement of operations.

The effective rate varies from the statutory US federal tax rate as follows:
(in thousands)	Period from May 24, 2022 (date of inception) to December 31, 2022
Income tax (benefit) expense at statutory federal rate	$(3,592)
State income taxes, net of federal benefit	(1,565)
Other permanent differences including lobbying expense	134
Change in valuation allowance	5,023
Total benefit for income taxes	$—
Effective income tax rate on continuing operations	—%
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income taxes at December 31, 2022 are as follows:
(in thousands)	December 31, 2022
Deferred tax assets:
Intangible assets	$3,789
Net operating loss carryforwards	1,391
Valuation allowance	(5,023)
Total deferred tax assets, net	$157
Deferred tax liabilities:
Accrued liabilities and other	$(157)
Total deferred tax liabilities	$(157)
Net deferred tax assets	$—
The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. The Company has assessed its deferred tax liabilities arising from taxable temporary differences and has concluded such liabilities are not a sufficient source of income for the realization of deferred tax assets, including indefinite life taxable temporary differences which offset, subject to limitation, deferred tax assets with unlimited carryovers. Accordingly, a $5.0 million valuation allowance has been established as of December 31, 2022.
As of December 31, 2022, the Company has $4.6 million of federal net operating carryforwards with an unlimited carryforward period. As of December 31, 2022, the Company had $4.6 million of state net operating loss carryforwards, which expire after 2042.
Under the ASC 740 guidance for uncertainty in income taxes, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of December 31, 2022, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.
9.
Leases

Operating Leases
The Company had total operating lease liabilities and right of use assets related to the temporary casino of $15.7 million and $15.4 million as of December 31, 2022, respectively, which were included in the consolidated balance sheet.
Operating lease expense, included within “General and administrative” in the consolidated statement of operations during the period ended December 31, 2022 was $0.4 million. There were no variable lease costs recorded during the period ended December 31, 2022.

Supplemental cash flow and other information related to operating leases for the period ended December 31, 2022 are as follows:
Period from May 24, 2022 (date of inception) to December 31, 2022
Cash paid for amounts included in the lease liability – operating cash flows from operating leases	148
Right of use assets obtained in exchange for operating lease liabilities	15,757
Weighted average remaining lease term	3.9 years
Weighted average discount rate	6.6%
As of December 31, 2022, future minimum lease payments under noncancelable operating leases are as follows:
(in thousands)
2023	$4,196
2024	4,340
2025	4,718
2026	4,643
2027	94
Total lease payments	17,991
Less: present value discount	(2,288)
Lease obligations	$15,703
Ground Lease — Financing Obligation
The Company entered into a ground lease, guaranteed by Bally’s Corporation, for the land on which Bally’s Chicago will be built, which is accounted for as a financing obligation in accordance with ASC 470, Debt as the transaction did not qualify as a sale under ASC 842. The lease commenced on November 18, 2022 and has a 99-year term followed by ten separate 20-year renewals at the Company’s option.
The Company recorded land within property and equipment, net of $200.0 million with a corresponding long-term financing obligation of $200.0 million on its consolidated balance sheet as of December 31, 2022. The Company did not allocate any value to the existing building located on the land as the Company intends to demolish it to construct the permanent facility. All lease payments are recorded as interest expense and there is no reduction to the financing obligation over the lease term. The Company made cash payments, and recorded corresponding interest expense, of $2.0 million during the year ended December 31, 2022.
The lease agreement contemplates that the landlord will provide the Company with up to three advances of $100 million each (each a “Development Advance”) (for a total of $300 million) towards the development and construction in exchange for increasing the amount of rent that the Company pays to the landlord, with each individual advance being conditioned on the satisfaction of the following requirements: (a) for the first advance of $100 million, expending funds in excess of $250 million; (b) for the second advance of $100 million, expending funds in excess of $450 million; and (c) for the third advance of $100 million, expending funds in excess of $650 million, in each case for the development of the permanent casino in accordance with the requirements of the lease agreement.
Lessor
For the period ended December 31, 2022, other income from tenant leases was $0.4 million and is included in other income in the Company’s consolidated statement of operations. Subsequent to December 31, 2022, the Company entered into a lease modification agreement with its tenants. Refer to Note 10 “Subsequent Events” for further information.

10.
Commitments and Contingencies

Host Community Agreement
As mentioned in Note 1 “General Information,” the Company signed a host community agreement with the City of Chicago to develop a permanent facility, Bally’s Chicago, for $1.7 billion. During construction of the permanent facility, the City of Chicago has given the Company the ability to build a temporary casino in downtown Chicago and the Company could incur approximately $70.0 million in costs in connection with the design and development of the temporary casino. No assurances can be made that these estimates will not materially change during the development of the two facilities.
In connection with the entry into the host community agreement with the City of Chicago, Bally’s Corporation made a one-time up-front payment to the City of Chicago equal to $40.0 million. Beginning on the date of operations commencement, the Company will be required pay annual fixed host community impact fees of $4.0 million. Additionally, Bally’s Corporation provided the City of Chicago with a performance guaranty whereby Bally’s Corporation agreed to have and maintain available financial resources in an amount reasonably sufficient to allow the Company to complete its obligations under the host community agreement. Upon notice from the City of Chicago that the Company has failed to perform various obligations under the host community agreement, Bally’s Corporation has indemnified the City of Chicago against any and all liability, claim or reasonable and documented expense the City of Chicago may suffer or incur by reason of any nonperformance of any of the Company’s obligations. The guaranty will terminate two years after the later of (i) the date on which the permanent casino commences operations or (ii) the date on which Bally’s Chicago achieves final completion as defined in the host community agreement.
Letter of Credit
In December 2022, a commercial bank issued an irrevocable standby letter of credit out of Bally’s Revolving Credit Facility for $17.0 million as a security deposit in connection with the lease agreement for the land on which we plan to develop the permanent casino. This standby letter of credit is available and would be drawn upon should the Company default on any of its obligations under the terms of the lease agreement.
Casino Fees
Under the Illinois Gambling Act, the Company will be responsible to pay various gaming license fees to the Illinois Gaming Board in connection with the Company’s casino operations. These fees include: (i) a $250,000 land based gaming fee to operate the casino on land prior to commencing operations, (ii) a $250,000 license fee prior to receiving an owners license and gambling operations commence, (iii) gaming position fees equal to the minimum initial fee of $30,000 per gaming position to be paid within 30 days of issuance of an owners license or Temporary Operating Permit (“TOP”), (iv) a $15 million reconciliation fee upon issuance of a TOP or an owners license, whichever is earlier, and (v) a reconciliation fee payment three years after the date operations commenced (in a temporary or permanent facility) in an amount equal to 75% of the adjusted gross receipt (“AGR”) for the most lucrative 12-month period of operations, minus the amount equal to the initial payment per gaming position paid.
11.
Subsequent Events

In accordance with ASC Topic 855, “Subsequent Events”, the Company has evaluated all events and transactions that occurred after December 31, 2022, through May 8, 2023. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.
Services Agreement
In January 2023, Bally’s Chicago Operating Company, LLC, the Company’s wholly-owned subsidiary, and certain subsidiaries of Bally’s Corporation entered into a services agreement with Bally’s Management Group, LLC (f/k/a Twin River Management Group, Inc.) (“BMG”), a subsidiary of Bally’s Corporation. Pursuant to the services agreement, BMG agreed to provide the Company and certain subsidiaries of

Bally’s Corporation with general business support services, including services relating to external reporting obligations, internal audit, regulatory filings, design and construction, business development, human resources, tax, accounting, treasury and capital related, risk management, legal, finance and marketing. The Company agreed to pay BMG an annual fee equal to the salaries, burden, overhead and other operating costs for providing such services based on its share of those costs calculated by reference to an appropriate common-size metric plus 6%, which fee may be reviewed and adjusted by the parties from time to time to reflect current market rates for such services and as required by the U.S. Internal Revenue Code of 1986, as amended. The initial term of the agreement is one year, beginning on January 27, 2023, and will be automatically renewed for successive one-year terms, unless either party serves on the other a written notice of termination.
Chicago Tribune
The Company entered into a Lease Termination and Short Term License Agreement with Chicago Tribune Company, LLC (“Tribune”), effective March 31, 2023, which among other things provides that the Company will have possession of 777 West Chicago Avenue, Chicago, Illinois 60610 (the “Permanent Chicago Site”) on or before July 5, 2024, subject to $150 million in payments by Bally’s Chicago to Tribune payable in full upon Tribune vacating the site (the “Payment”). $140,000,000 of the Payment is secured by standby letters of credit issued by Citizens Bank.

$
Bally’s Chicago, Inc.
Class A-1 Interests at $250 per interest
Class A-1 Interests at $500 per interest
Class A-3 Interests at $2,500 per interest
Class A-4 Interests at $25,000 per interest

PROSPECTUS
           , 2023

Loop Capital Markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table indicates the expenses to be incurred in connection with this offering described in this Registration Statement, all of which will be paid by Bally’s Corporation and will be allocated to us for financial statement purposes. All amounts are estimated except the Securities and Exchange Commission registration fee.
Amount
Securities and Exchange Commission registration fee
FINRA filing fee
Accountants’ fees and expenses
Legal fees and expenses
Blue Sky fees and expenses
Print and engraving expenses
Miscellaneous expenses
Total
Item 14.   Indemnification of Directors and Officers
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide that no director of Bally’s Chicago, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the closing of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any placement agency agreement we enter into in connection with the sale of Class A Interests being registered hereby, the placement agents will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities
Since our incorporation in May 2022, we have sold and issued the following securities that were not registered under the Securities Act:
Issuance of Class B Interests
In            , we issued and sold an aggregate of        Class B Interests to Bally’s Chicago Holding Company, LLC at a purchase price of $      , for an aggregate price of approximately $       .
The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.   Exhibits
The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the placement agents, at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the placement agents to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue
The undersigned hereby undertakes that:
(a)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Placement Agency Agreement
3.1*	Certificate of Incorporation of Bally’s Chicago, Inc., as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of Bally’s Chicago, Inc., to be in effect prior to the closing of this offering
3.3*	Bylaws of Bally’s Chicago, Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of Bally’s Chicago, Inc., to be in effect prior to the closing of this offering
5.1*	Opinion of Latham & Watkins LLP
10.1*	Form of Subordinated Loan Agreement
10.2*	Services Agreement with Bally’s Management Group, LLC (f/k/a Twin River Management Group, Inc.)
10.3*†	Bally’s Corporation 2021 Equity Incentive Plan
10.4*†	Form of Performance Unit Award Agreement under Bally’s Corporation 2021 Equity Incentive Plan
10.5*	Intercompany Promissory Note, dated as of , 2023, issued by Bally’s Corporation in favor of Bally’s Chicago Operating Company, LLC.
10.6*	Credit Agreement, dated as of , 2023, by and between Bally’s Chicago Operating Company, LLC, as borrower, , as guarantors, and , as administrative agent.
10.7*	Ground Lease, dated as of November 18, 2022, by and between BACHIL001 LLC and Bally’s Chicago Operating Company, LLC.
10.8*	Lease Modification and Short Term License Agreement, dated March 31, 2023, by and between Chicago Tribune Company, LLC and Bally’s Chicago Operating Company, LLC.
10.9	Host Community Agreement, dated June 9, 2022, by and between the City of Chicago, Illinois and Bally’s Chicago Operating Company, LLC.
10.10*†	Offer Letter, dated as of October 19, 2021, by and between Bally’s Management Group, LLC (f/k/a Twin River Management Group, Inc.) and Ameet Patel
21.1*	List of subsidiaries of Bally’s Chicago, Inc.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.5*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
107*	Filing Fee Table

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on this     day of            , 2023.
Bally’s Chicago, Inc.
By:

Name:
Ameet Patel

Title:
President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ameet Patel and         and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2023 in the capacities indicated:
Signature	Title
Ameet Patel	President (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
Director
Director
Director
Director